2025 ANNUAL REPORT to Shareholders

ALL AMERICAN
STEAKHOUSE
& SPORTS THEATER
STOP

ASHLAND SQUARE, DUMFRIES, VA

Saul Centers, Inc.

is a self-managed, self-administered equity REIT headquartered in Bethesda, Maryland, which currently operates and manages a real estate portfolio of 62 properties that includes (a) 50 community and neighborhood shopping centers and nine mixed-use properties with approximately 10.6 million square feet of leasable area and (b) three land and development properties. Over 85% of Saul Centers' property operating income is generated by properties in the metropolitan Washington, DC/Baltimore area.


DUCK DONUTS

BOULEVARD, FAIRFAX, VA

TOTAL REVENUE[a]

(In millions)

2025	$289.8
2024	$268.8
2023	$257.2
2022	$245.9
2021	$239.2

NET INCOME

Available to Common Stockholders

(In millions)

2025	$26.3
2024	$39.5
2023	$41.5
2022	$39.0
2021	$37.2

FUNDS FROM OPERATIONS

Available to Common Stockholders and Noncontrolling Interests[b]

(In millions)

2025	$96.7
2024	$106.8
2023	$106.3
2022	$103.2
2021	$100.7

[a] *Certain reclassifications have been made to prior years to conform to the presentation used for year ended December 31, 2025.*

[b] *Funds From Operations (FFO) is a non-GAAP financial measure. See page 49 of the 10-K for a definition of FFO and reconciliation to Net Income.*

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM

MESSAGE TO OUR SHAREHOLDERS

Portfolio Composition

BASED ON 2025 PROPERTY OPERATING INCOME[1]


71.3%
Shopping Centers
28.7%
Mixed-Use


86.0%
Metropolitan Washington, DC/ Baltimore area
14.0%
Rest of U.S.

[1] Property Operating Income equals total property revenue (inclusive of straight-line rent adjustments and net of provision for credit losses) less the sum of property operating expenses and real estate taxes.

	Year ended December 31,				
	2025	2024	2023	2022	2021
Summary Financial Data[a]					
Total Revenue	$289,843,000	$268,847,000	$257,207,000	$245,860,000	$239,225,000
Net Income Available to Common Stockholders	$ 26,317,000	$ 39,455,000	$ 41,495,000	$ 39,000,000	$ 37,195,000
FFO Available to Common Stockholders and Noncontrolling Interests	$ 96,689,000	$106,830,000	$106,262,000	$103,167,000	$100,727,000
Weighted Average Common Stock Outstanding (Diluted)	24,238,000	24,142,000	24,053,000	23,972,000	23,662,000
Weighted Average Common Stock and Units Outstanding (Diluted)	34,990,000	34,526,000	34,066,000	33,972,000	33,098,000
Net Income Per Share Available to Common Stockholders (Diluted)	$ 1.09	$ 1.63	$ 1.73	$ 1.63	$ 1.57
FFO Per Share Available to Common Stockholders and Noncontrolling Interests (Diluted)	$ 2.76	$ 3.09	$ 3.12	$ 3.04	$ 3.04
Common Dividend as a Percentage of FFO	86%	76%	76%	77%	71%
Interest Expense Coverage[b]	2.63x	3.33x	3.53x	3.77x	3.60x
Property Data					
Number of Operating Properties[c]	59	58	57	57	57
Total Portfolio Square Feet	10,553,000	10,226,000	9,823,000	9,822,000	9,819,000
Shopping Center Square Feet	7,815,000	7,809,000	7,878,000	7,877,000	7,874,000
Mixed-Use Square Feet	2,738,000	2,417,000	1,945,000	1,945,000	1,945,000
Average Percentage Leased[d]	95%	95%	94%	93%	92%

[a] Certain reclassifications have been made to prior years to conform to the presentation used for year ended December 31, 2025.

[b] Interest expense coverage equals (i) operating income before the sum of interest expense and amortization of deferred debt costs, predevelopment expenses, acquisition related costs, and depreciation and amortization of deferred leasing costs, divided by (ii) interest expense.

[c] Excludes land and development parcels Ashland Square Phase II, New Market, Twinbrook Quarter Phase I and Future Phases, and Hampden House in 2021, 2022, and 2023, and Ashland Square Phase II, New Market, Twinbrook Quarter Future Phases, and Hampden House in 2024, and Ashland Square Phase II, New Market, and Twinbrook Quarter Future Phases in 2025.

[d] Average percentage leased includes commercial space only.

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM 1

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM2  MESSAGE TO OUR SHAREHOLDERS Over the past year, performance across the portfolio remained strong, supported by steady market demand. Leasing activity in our shopping centers largely held firm as retailers continued to seek well-located space. In the fall of 2025, we began leasing at Hampden House in downtown Bethesda, Maryland, expanding our apartment portfolio. We continue to focus on creating long-term shareholder value. The leased percentage of our shopping centers decreased 80 basis points, from 96.4% as of December 31, 2024, to 95.6% as of December 31, 2025. The leased percentage of our three stabilized residential properties remained at 98.3% year over year. Excluding Hampden House, our commercial mixed-use leased percentage increased 80 basis points, from 87.9% to 88.7%. In 2025, we refinanced our bank credit facility, extending the maturity and increasing the facility from $525 million to $600 million. The key terms are substantially the same; the range of interest rate spreads is unchanged from the prior bank credit facility. HAMPDEN HOUSE, BETHESDA, MD

MESSAGE TO OUR SHAREHOLDERS


FIRST WATCH
BEACON CENTER, ALEXANDRIA, VA


THE ORIGINAL
CHICKEN SANDWICH
STOP
KENTLANDS, GAITHERSBURG, MD

CORE PROPERTY FUNDAMENTALS

Shopping Centers

Our portfolio is built around well-located, grocery-anchored community and neighborhood shopping centers. Our 50 shopping centers constituted 74.1% of our same-property net operating income in 2025, with 82.5% of shopping center property net operating income generated by centers anchored by a grocer. Shopping centers focused on everyday consumer needs will remain an important source of durable shareholder value.

Our shopping center leased percentage changed from 96.4% at the end of 2024 to 95.6% at the end of 2025. The leased percentage includes approximately 198,000 square feet of leased space, representing approximately $5.0 million of additional annualized base rent, that was not yet occupied and generating cash rent as of December 31, 2025. The modest decline in leased percentage from the prior year is primarily due to the transitional periods between outgoing and incoming tenants and is not representative of broader demand trends. Our shopping centers continue to benefit from robust tenant retention and sustained demand from prospective tenants seeking space.

Shopping center same-property net operating income decreased from $144.7 million in 2024 to $142.1 million in 2025, or 1.8%. In 2025, we executed 252 new and renewed leases and lease options totaling 1.3 million square feet. The expiring leases averaged $20.94 per square foot and were renewed or re-leased at an average $22.86 per square foot, a 9.2% increase in rental rate. We benefit from well-staggered lease expirations, with only 8.4%, as measured by annual base rent, scheduled to expire in 2026.

Residential

Following the openings of The Milton at Twinbrook Quarter in October 2024 and Hampden House in October 2025, our luxury apartment portfolio has grown to 1,824 units, all of which are located in the greater Washington, DC metropolitan area. Excluding The Milton at Twinbrook Quarter and Hampden

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM 3

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM4  MESSAGE TO OUR SHAREHOLDERS 40 basis points in 2025, from 86.9% to 87.3%. Office mixed-use same-property net operating income decreased from $25.7 million in 2024 to $23.8 million in 2025, or 7.5%. This decrease is primarily due to rent concessions granted in 2025 for new leases and long-term renewals. Our office mixed-use properties constituted 12.4% of same-property net operating income in 2025. Excluding Hampden House, our commercial mixed- use leased percentage increased 80 basis points, from 87.9% to 88.7%. Only 6.1% of commercial leases at our office and residential mixed-use properties, as measured by annual base rent, are scheduled to expire in 2026. House, residential mixed-use same-property net operating income increased from $25.3 million in 2024 to $25.9 million in 2025, or 2.4%. Our residential mixed-use properties grew from 12.9% in 2024 to 13.5% of same-property net operating income in 2025. Excluding Hampden House, our residential units were 97.7% leased as of December 31, 2025. Mixed-Use Our office mixed-use properties are concentrated in the greater Washington, DC area. Although the office sector continues to face challenges, we achieved some growth in office leased percentage. The leased percentage of our office mixed-use properties rose THE WAYCROFT, ARLINGTON, VA

MESSAGE TO OUR SHAREHOLDERS


Panera
BREAD
xfinity

SHOPS AT MONOCACY, FREDERICK, MD


SHAKE SHACK
SHAKE SHACK

KENTLANDS, GAITHERSBURG, MD


Giant

ASHBURN VILLAGE, ASHBURN, VA

DEVELOPMENT

Over the last ten years, our portfolio growth has been driven largely by ground-up development projects. We focus on thriving submarkets within the Washington, DC metropolitan area, where dense population and limited land availability naturally restrict new supply and support long-term asset values.

Recent examples include The Waycroft, a residential and retail property in Arlington, Virginia, near Metrorail's Orange and Silver Lines, which opened in 2020, and Twinbrook Quarter Phase I, a residential and retail property in Rockville, Maryland, adjacent to Metrorail's Red Line, which opened in 2024.

Twinbrook Quarter Phase I includes The Milton at Twinbrook Quarter, with 452 apartment units, and retail space encompassing an 81,000 square foot Wegmans supermarket and approximately 25,000 square feet of small shop space. Wegmans opened in June 2025. Terra Gaucha, a high-end Brazilian-style steakhouse, opened in December 2025. Other leased retail space will continue to open throughout 2026 as tenants complete their buildouts. As of December 31, 2025, 95.7% of the retail space at Twinbrook Quarter Phase I is leased. Twinbrook Quarter Phase I is partially funded by a $145 million construction-to-permanent loan, which carries an attractive fixed interest rate of 3.83% throughout the 20-year total term. The development potential of all phases of the entire 18.4-acre Twinbrook Quarter site, including Phase I, totals 1,865 residential units, 473,000 square feet of retail space, and 431,000 square feet of office space. The entire site has received zoning approval.

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM 5

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM6  MESSAGE TO OUR SHAREHOLDERS Our newest development, Hampden House, located in downtown Bethesda, Maryland, opened in late 2025. Hampden House includes 366 apartment units and 10,100 square feet of ground floor retail. The development is adjacent to the Bethesda Station on the Metrorail Red Line and the forthcoming Maryland Purple Line, which is expected to open in the winter of 2027. Hampen House benefits from a $133 million construction-to-permanent loan, which carries an attractive interest rate of 3.90% throughout the 18-year total term. In late 2025, we entered into a lease with Publix Super Markets to develop a new grocery store at Ashland Square in Prince William County, Virginia. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space including the 50,325 square foot Publix, three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. We also drive organic growth at our neighborhood shopping centers through the addition of pad development sites, where appropriate. For example, Longhorn Steakhouse recently opened at a newly constructed pad site at Southdale in Glen Burnie, Maryland. We have executed leases or leases under negotiation for six more to-be-developed pad sites, in addition to two pad sites at the Ashland Square development. FINANCIAL RESULTS Total revenue increased 7.8%, from $268.8 million in 2024 to $289.8 million in 2025. Base rent is the primary driver of the increase, growing $20.8 million, or 9.6% year-over-year. Same-property net operating income decreased 2.0%, from $195.7 million in 2024 to $191.7 million in 2025. Net income decreased 27.3%, from $67.7 million in 2024 to $49.2 million in 2025, primarily due to initial operations of Twinbrook Quarter Phase I and Hampden House. Excluding Twinbrook Quarter Phase I and Hampden House, net income increased by $0.9 million. Funds From Operations (FFO) available to common stockholders and noncontrolling interests decreased 9.5%, from $106.8 million ($3.09 per diluted share) in 2024 to $96.7 million ($2.76 per diluted share) in 2025, primarily as a result of the initial operations of Twinbrook Quarter Phase I and Hampden House. SOUTHDALE, GLEN BURNIE, MD SOUTHDALE, GLEN BURNIE, MD

MESSAGE TO OUR SHAREHOLDERS

As of December 31, 2025, we had $104.9 million of liquidity, comprising $8.7 million of cash and $96.2 million of borrowing capacity under our bank credit facility. In addition, proceeds from refinancings, together with our dividend reinvestment plan, support overall liquidity.

As of December 31, 2025, we had $1.63 billion of outstanding debt. Of that amount, $189.0 million, or approximately 12%, was variable rate. The weighted average maturity of our well-laddered debt is 8.8 years. Including extension options, our $600 million credit facility has a final maturity of July 2030. We have four mortgages, totaling $129.7 million as of December 31, 2025, maturing in 2026. All of our mortgage loans are amortizing, which lowers refinancing risk by reducing principal balances over the lives of the loans.

CONCLUSION

In summary, our portfolio continues to perform well. While our leased percentage decreased slightly in our shopping center portfolio, we achieved a 9.2% average increase in shopping center rents on renewed or re-leased spaces in 2025. At our office mixed-use properties, we achieved a 40 basis point improvement in leased percentage. Our residential mixed-use properties continue to provide low-risk diversification to our portfolio.

As we enter 2026, our portfolio is broader and more diversified. We look forward to a growing earnings contribution from Twinbrook Quarter Phase I and Hampden House, once stabilized.

Our core portfolio of grocery-anchored neighborhood and community shopping centers provides steady cash flow anchored in everyday consumer demand. These centers serve essential, daily needs and are positioned to perform consistently across economic cycles. We remain committed to providing long-term value to our shareholders.



B. Francis Saul II
March 23, 2026


SUBWAY
HAIR CUTTERY
Batteries+Bulbs

ASHBURN VILLAGE, ASHBURN, VA


LOWE'S

BEACON CENTER, ALEXANDRIA, VA

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM 7

Portfolio Properties

Saul Centers' portfolio properties are located in Virginia, Maryland, Washington, DC, North Carolina, Delaware, Florida, Georgia, New Jersey and Oklahoma. Properties in the metropolitan Washington, DC/Baltimore area represent over 84% of the portfolio's gross leasable area.


FIVE GUYS

PROPERTY/LOCATION	GROSS LEASABLE SQUARE FEET
Shopping Centers	
Ashbrook Marketplace, Ashburn, VA	85,819
Ashburn Village, Ashburn, VA	221,596
Ashland Square Phase I, Dumfries, VA	23,120
Beacon Center, Alexandria, VA	359,671
BJ's Wholesale Club, Alexandria, VA	115,660
Boca Valley Plaza, Boca Raton, FL	121,365
Boulevard, Fairfax, VA	49,140
Briggs Chaney MarketPlace, Silver Spring, MD	194,258
Broadlands Village, Ashburn, VA	174,438
Burtonsville Town Square, Burtonsville, MD	139,928
Countryside Marketplace, Sterling, VA	137,804
Cranberry Square, Westminster, MD	141,450
Cruse MarketPlace, Cumming, GA	78,686
Flagship Center, Rockville, MD	21,500
French Market, Oklahoma City, OK	246,148
Germantown, Germantown, MD	18,982
The Glen, Woodbridge, VA	136,440
Great Falls Center, Great Falls, VA	91,666
Hampshire Langley, Takoma Park, MD	131,700
Hunt Club Corners, Apopka, FL	106,886
Jamestown Place, Altamonte Springs, FL	96,201
Kentlands Square I, Gaithersburg, MD	119,694
Kentlands Square II and Kentlands Pad, Gaithersburg, MD	253,322
Kentlands Place, Gaithersburg, MD	40,697
Lansdowne Town Center, Leesburg, VA	196,817
Leesburg Pike Plaza, Baileys Crossroads, VA	97,752
Lumberton Plaza, Lumberton, NJ	162,718
Metro Pike Center, Rockville, MD	67,488
Shops at Monocacy, Frederick, MD	111,341
Northrock, Warrenton, VA	100,032
Olde Forte Village, Ft. Washington, MD	143,577
Olney, Olney, MD	53,765
Orchard Park, Dunwoody, GA	87,365
Palm Springs Center, Altamonte Springs, FL	126,446
Ravenwood, Baltimore, MD	93,328
11503 Rockville Pike/5541 Nicholson Lane, Rockville, MD	40,249

PROPERTY/LOCATION	GROSS LEASABLE SQUARE FEET
Shopping Centers continued	
1500/1580 Rockville Pike, Rockville, MD	64,781
Seabreeze Plaza, Palm Harbor, FL	146,673
Marketplace at Sea Colony, Bethany Beach, DE	21,677
Seven Corners, Falls Church, VA	573,481
Severna Park Marketplace, Severna Park, MD	254,011
Shops at Fairfax, Fairfax, VA	68,762
Smallwood Village Center, Waldorf, MD	173,341
Southdale, Glen Burnie, MD	491,628
Southside Plaza, Richmond, VA	371,761
South Dekalb Plaza, Atlanta, GA	163,418
Thruway, Winston-Salem, NC	368,688
Village Center, Centreville, VA	145,651
Westview Village, Frederick, MD	103,186
White Oak, Silver Spring, MD	480,676
TOTAL SHOPPING CENTERS	**7,814,783**
Mixed-Use Properties	
601 Pennsylvania Ave., Washington, DC	227,651
Avenel Business Park, Gaithersburg, MD	390,683
Clarendon Center – North, Arlington, VA	108,386
Clarendon Center – South, Arlington, VA (includes 244 apartments comprising 188,671 square feet)	293,565
Park Van Ness, Washington, DC (includes 271 apartments comprising 214,600 square feet)	223,447
Washington Square, Alexandria, VA	236,376
The Waycroft, Arlington, VA (includes 491 apartments comprising 404,709 square feet)	464,757
Twinbrook Quarter Phase I, Rockville, MD (includes 452 apartments comprising 365,226 square feet)	471,150
Hampden House, Bethesda, MD (includes 366 apartments comprising 365,226 square feet)	322,205
TOTAL MIXED-USE PROPERTIES	**2,738,220**
Land and Development Parcels	
Twinbrook Quarter, Rockville, MD	
Ashland Square Phase II, Manassas, VA	
New Market, New Market, MD	
TOTAL PORTFOLIO	**10,553,003**

8 SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File number 1-12254 SAUL CENTERS, INC. (Exact name of registrant as specified in its charter) Maryland 52-1833074 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 7501 Wisconsin Avenue, Suite 1500E, Bethesda, Maryland 20814-6522 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (301) 986-6200 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol: Name of each exchange on which registered Common Stock, Par Value $0.01 Per Share BFS New York Stock Exchange Depositary Shares each representing 1/100th of a share of 6.125% Series D Cumulative Redeemable Preferred Stock, Par Value $0.01 Per Share BFS/PRD New York Stock Exchange Depositary Shares each representing 1/100th of a share of 6.000% Series E Cumulative Redeemable Preferred Stock, Par Value $0.01 Per Share BFS/PRE New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: N/A Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒. The number of shares of Common Stock, $0.01 par value, issued and outstanding as of February 23, 2026 was 24,495,775. At June 30, 2025, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $451.6 million based upon the closing price of the registrant’s Common Stock on the New York Stock Exchange on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter. The determination of affiliate status is solely for the purposes of this report and shall not be construed as an admission for the purposes of determining affiliate status. DOCUMENTS INCORPORATED BY REFERENCE: Registrant incorporates by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K portions of registrant’s definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities Exchange Commission pursuant to Regulation 14A. The definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

2 TABLE OF CONTENTS Page PART I Item 1. Business 4 Item 1A. Risk Factors 10 Item 1B. Unresolved Staff Comments 24 Item 1C. Cybersecurity 24 Item 2. Properties 25 Item 3. Legal Proceedings 34 Item 4. Mine Safety Disclosures 34 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 35 Item 6. [Reserved] 36 Item 7. Management’s Discussion and Analysis of Financial Condition And Results of Operations 37 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 53 Item 8. Financial Statements and Supplementary Data 53 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 54 Item 9A. Controls and Procedures 54 Item 9B. Other Information 56 PART III Item 10. Directors, Executive Officers and Corporate Governance 56 Item 11. Executive Compensation 56 Item 12. Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters 56 Item 13. Certain Relationships and Related Transactions, and Director Independence 56 Item 14. Principal Accountant Fees and Services 57 PART IV Item 15. Exhibits and Financial Statement Schedules 57 Item 16. Form 10-K Summary 61 FINANCIAL STATEMENT SCHEDULE Schedule III. Real Estate and Accumulated Depreciation F-31

3 PART I Cautionary Statement Regarding Forward-Looking Statements Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of performance. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as “plans,” “intends,” “estimates,” “anticipates,” “expects,” “believes” or similar expressions in this Form 10-K. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Certain factors and uncertainties that could cause actual results or events to differ materially from those we anticipate are described in “Risk Factors” (Part I, Item 1A of this Annual Report on Form 10-K), as well as in “Quantitative and Qualitative Disclosures about Market Risk” (Part II, Item 7a), and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (Part II, Item 7). The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements: • macroeconomic conditions, including due to geopolitical instability and global trade disruptions, which may lead to reduced or disrupted access to capital, rising inflation and could negatively impact the business operations of some of our tenants; • the ability of our tenants to pay rent; • our reliance on shopping center “anchor” tenants and other significant tenants; • our substantial relationships with members of the Saul Organization (as hereinafter defined); • financing risks, such as increases in interest rates, restrictions imposed by our debt, our ability to meet existing financial covenants and our ability to consummate planned and additional financings on acceptable terms or at all; • our access to capital; • our ability to successfully complete acquisitions, developments or redevelopments, or if they are consummated, whether such acquisitions, developments or redevelopments perform as expected; • adverse trends in the retail, office and residential real estate sectors; • risks relating to cybersecurity and potential future uses of artificial intelligence (“AI”), including disruption to our business and operations, reputational risk, regulatory risk, and exposure to liabilities from tenants, employees, capital providers, and other third parties; • risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, the relative illiquidity of real estate and environmental risks; and • risks related to our status as a real estate investment trust (a “REIT”) for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes to REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT. . Table of Contents

4 Item 1. Business General Saul Centers, Inc. (“Saul Centers”) was incorporated under the Maryland General Corporation Law in 1993, and operates as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). The Company is required to annually distribute at least 90% of its REIT taxable income (excluding net capital gains) to its stockholders and meet certain organizational and other requirements. Saul Centers has made and intends to continue to make regular quarterly distributions to its stockholders. Saul Centers, together with its wholly-owned subsidiaries and the limited partnerships of which Saul Centers or one of its subsidiaries is the sole general partner, are referred to collectively as the “Company.” B. Francis Saul II serves as Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of Saul Centers. The Company’s primary strategy is to continue to focus on diversification of its assets through development of transit- oriented, residential mixed-use projects and expansion of and additions to its grocery-anchored shopping centers in the Washington, DC/Baltimore metropolitan area. The Company’s operating strategy also includes improvement of the operating performance of its assets, internal growth of its Shopping Centers through the addition of pad sites, and supplementing its development pipeline with selective redevelopment and renovations of its core Shopping Centers. Saul Centers was formed to continue and expand the shopping center business previously owned and conducted by the B. F. Saul Real Estate Investment Trust (the “Saul Trust”), the B. F. Saul Company and certain other affiliated entities, each of which is controlled by B. Francis Saul II and his family members (collectively, the “Saul Organization”). In 1993, in connection with this restructuring, members of the Saul Organization transferred to Saul Holdings Limited Partnership, a newly formed Maryland limited partnership (the “Operating Partnership”), and two newly formed subsidiary limited partnerships (the “Subsidiary Partnerships,” and collectively with the Operating Partnership, the “Partnerships”), certain shopping center and mixed-use properties, and the management functions related to the transferred properties. Since its formation, the Company has developed and purchased additional properties. The Company conducts its business through the Operating Partnership and/or directly or indirectly owned subsidiaries. As of December 31, 2025, the Company’s properties (the “Current Portfolio Properties”) consisted of 50 shopping center properties (the “Shopping Centers”), nine mixed-use properties, which are comprised of office, retail and multi-family residential uses (the “Mixed-Use Properties”) and three (non-operating) development properties. Management of the Current Portfolio Properties The Operating Partnership manages the Current Portfolio Properties and will manage any subsequently acquired or developed properties. The management of the properties includes performing property management, leasing, design, renovation, development and accounting duties for each property. The Operating Partnership provides each property with a fully integrated property management capability, with approximately 70 full-time equivalent employees at its headquarters office and 86 full-time employees and 12 part-time employees at its properties and with an extensive network of relationships with tenants and potential tenants as well as with members of the brokerage and property owners’ communities. The Company currently does not, and does not intend to, retain third-party managers or provide management services to third parties. The Company augments its property management capabilities by sharing with the Saul Organization certain ancillary functions, at cost, such as information technology, payroll services, human resources and benefits administration, accounting services, and in-house legal services. The Company also shares certain insurance administration expenses on a pro rata basis with the Saul Organization. Management believes that these arrangements result in lower costs than could be obtained by contracting with third parties. These arrangements permit the Company to capture greater economies of scale in purchasing from third-party vendors than would otherwise be available to the Company alone and to capture internal economies of scale by avoiding payments representing profits with respect to functions provided internally. The terms of all sharing arrangements with the Saul Organization, including payments related thereto, are specified in a written agreement and are reviewed periodically by the Audit Committee of the Company’s Board of Directors. The Company subleases its corporate headquarters space from the Saul Organization. A discussion of the lease terms is provided in Note 7, Long Term Lease Obligations, of the Notes to Consolidated Financial Statements. Table of Contents

5 Principal Offices The principal offices of the Company are located at 7501 Wisconsin Avenue, Suite 1500E, Bethesda, Maryland 20814-6522, and the Company’s telephone number is (301) 986-6200. The Company’s internet web address is www.saulcenters.com. Information contained on the Company’s website is not part of this report. The Company makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the reports are electronically filed with, or furnished to, the Securities and Exchange Commission (“SEC”). We intend to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the code of business conduct and ethics applicable to our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on our website within four days after effecting any amendment to, or granting any waiver under, that code, and we will maintain such information on our website for at least twelve months. Alternatively, you may access these reports at the SEC’s website: www.sec.gov. Policies with Respect to Certain Activities The following is a discussion of the Company’s operating strategy and certain of its investment, financing and other policies. These strategies and policies have been determined by the Board of Directors and, in general, may be amended or revised from time to time by the Board of Directors without a vote of the Company’s stockholders. Operating Strategy The Company's primary strategy is to continue to diversify its assets through development of transit-oriented, residential mixed-use projects and expansion of and additions to its grocery-anchored Shopping Centers in the Washington, DC/Baltimore metropolitan area. The Company's operating strategy also includes improvement of the operating performance of its assets, internal growth of its Shopping Centers through the addition of pad sites, and supplementing its development pipeline with selective redevelopment and renovations of its core Shopping Centers. The Company has a pipeline of entitled sites in its portfolio, some of which are currently Shopping Centers, for development of up to 2,500 apartment units and 850,000 square feet of retail and office space. All such sites are located proximate to Washington Metropolitan Area Transit Authority red line Metro stations in Montgomery County, Maryland. In addition, the Company recently entered into a lease with Publix to develop a new grocery store at Ashland Square in Prince William County, Virginia. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space including the 50,325 square foot Publix, three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. Management believes there is potential for long term growth in cash flow as existing leases for space in the Shopping Centers and Mixed-Use Properties expire and are renewed, or newly available or vacant space is leased. Through its leasing activities, the Company intends to optimize the mix of uses at the Shopping Centers to improve foot traffic. Management’s leasing goals are to increase occupancy, improve overall retail sales, and ultimately increase cash flow. In those circumstances in which leases are not otherwise expiring, management selectively attempts to increase cash flow through a variety of means, or in connection with renovations or relocations, recapturing leases with below market rents and re-leasing at market rates, as well as replacing financially troubled tenants. When possible, management also will seek to include scheduled increases in base rent, as well as percentage rent based on sales provisions, in its leases. It is management’s intention to hold properties for long-term investment and management places strong emphasis on regular maintenance, periodic renovation and capital improvement. Management believes that characteristics such as cleanliness, lighting and security are particularly important in community and neighborhood shopping centers, which are frequently visited by shoppers during hours outside of the normal workday. Management believes that the Shopping Centers and Mixed-Use Properties generally are attractive and well maintained. The Shopping Centers and Mixed-Use Properties will undergo expansion, renovation, reconfiguration and modernization from time to time when management believes that such action is warranted by opportunities or changes in the competitive environment of a property. The Company will continue its practice of expanding existing properties by undertaking new construction on outparcels suitable for development as free- standing retail or office facilities. Investment in Real Estate The Company has a pipeline of entitled mixed-use sites in its portfolio, some of which are currently Shopping Centers, for development of up to 2,500 apartment units and 850,000 square feet of retail and office space. All such sites are located proximate to Washington Metropolitan Area Transit Authority red line Metro stations in Montgomery County, Maryland. Table of Contents

6 The Company intends to selectively add free-standing pad site buildings within its Shopping Center portfolio, and replace underperforming tenants with tenants that generate strong traffic, including anchor stores such as grocery stores. The Company has two executed leases and six leases are under negotiation for a total of eight more pad sites. In the current economic and capital markets environment, management believes acquisition opportunities for investment in existing and new shopping center and mixed-use properties in the near future is uncertain. Management believes that the Company is positioned to take advantage of additional investment opportunities as attractive properties are identified and market conditions improve. (See “Item 1. Business - Capital Policies”.) It is management’s view that several of the sub- markets in which the Company operates have, or are expected to have in the future, attractive supply/demand characteristics. The Company will continue to evaluate acquisition, development and redevelopment as integral parts of its overall business plan. In evaluating a particular redevelopment, renovation, acquisition, or development, management will consider a variety of factors, including: (i) the location, size and accessibility of the property, with an emphasis on the Washington, DC/Baltimore metropolitan area; (ii) the demographic characteristics of the community, as well as the local real estate market, including potential for growth and potential regulatory impediments to development; (iii) property net operating income (see note 15 of the Consolidated Financial Statements for definition), (iv) the purchase price; (v) the non-financial terms of the transaction; (vi) the “fit” of the property with the Company’s existing portfolio; (vii) the potential for, and current extent of, any environmental problems; (viii) the current and historical occupancy rates of the property or any comparable or competing properties in the same market; (ix) the quality of construction and design and the current physical condition of the property; (x) the financial and other characteristics of existing tenants and the terms of existing leases; and (xi) the potential for capital appreciation. Although it is management’s present intention to concentrate future acquisition and development activities on transit- centric, primarily residential mixed-use properties in the Washington, DC/Baltimore metropolitan area, the Company may, in the future, also acquire other types of real estate in other areas of the country as opportunities present themselves. The Company plans to continue to diversify in terms of property types, locations, size and market, and it does not set any limit on the amount or percentage of assets that may be invested in any one property or any one geographic area. The Company intends to engage in such future investment and development activities in a manner that enables the Company to qualify and maintain its status as a REIT for federal income tax purposes and that will not cause the Company to be regulated as an investment company under the Investment Company Act of 1940, as amended. Equity investments in acquired properties may be subject to existing mortgage financings and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these investments. Investments in Real Estate Mortgages While the Company’s current portfolio and business objectives emphasize equity investments in transit-centric, residential mixed-use properties, neighborhood shopping centers, and other mixed-use properties, the Company may, at the discretion of the Board of Directors, invest in mortgages, participating or convertible mortgages, deeds of trust and other types of real estate interests consistent with its qualification as a REIT. The Company does not presently invest, nor does it intend to invest, in real estate mortgages. Investments in Securities of or Interests in Persons Engaged in Real Estate Activities and Other Issues Subject to the requirements to maintain REIT qualification, the Company may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. The Company does not presently invest, nor does it intend to invest, in any securities of other REITs. Dispositions The Company may elect to dispose of properties if, based upon management’s periodic review of the Company’s portfolio, the Board of Directors determines that such action would be in the best interest of the Company’s stockholders. Table of Contents 6

7 Capital Policies The Company has established a debt capitalization policy relative to asset value, which is computed by reference to the aggregate annualized cash flow from the properties in the Company’s portfolio rather than relative to book value. The Company has used a measure tied to cash flow because it believes that the book value of its portfolio properties, which is the depreciated historical cost of the properties, does not accurately reflect the Company’s ability to incur indebtedness. Asset value, however, is somewhat more variable than book value. Book value may not at all times reflect the fair market value of the underlying properties. As a general policy, the Company intends to maintain a ratio of its total debt to total asset value of 50% or less and to actively manage the Company’s leverage and debt expense on an ongoing basis in order to maintain prudent coverage of fixed charges. Given the Company’s current debt level, it is management’s belief that the ratio of the Company’s debt to total asset value is below 50% as of December 31, 2025. The organizational documents of the Company do not limit the absolute amount or percentage of indebtedness that it may incur. The Board of Directors may, from time to time, reevaluate the Company’s debt capitalization policy in light of current economic conditions, relative costs of capital, market values of the Company's property portfolio, opportunities for acquisition, development or expansion, financial covenants related to the New Credit Facility (hereinafter defined), and such other factors as the Board of Directors then deems relevant. The Board of Directors may modify the Company’s debt capitalization policy based on such a reevaluation, without shareholder approval, and may increase or decrease the Company’s debt to total asset ratio above or below 50% or may waive the policy for certain periods of time, subject to maintaining compliance with financial covenants contained within existing debt agreements. The Company selectively refinances or renegotiates the terms of its outstanding debt to extend maturities and obtain additional liquidity. The Company intends to finance future acquisitions and developments and to make debt repayments by utilizing the sources of capital then deemed to be most advantageous. Such sources may include undistributed operating cash flow, secured or unsecured bank and institutional borrowings, proceeds from the Company’s Dividend Reinvestment and Stock Purchase Plan, proceeds from the sale of properties and private and public offerings of debt or equity securities. Borrowings may be at the Operating Partnership, Subsidiary Partnerships or property level and securities offerings may include (subject to certain limitations) the issuance of Operating Partnership interests convertible into the Company's common stock or other equity securities. Other Policies The Company has the authority to offer equity or debt securities in exchange for property and to repurchase or otherwise acquire its common stock or other securities in the open market or otherwise, and may engage in such activities in the future. The Company expects, but is not obligated, to issue common stock to holders of units of the Operating Partnership upon exercise of their redemption rights. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the Operating Partnership and does not intend to do so. The Company has not made any loans to third parties, although the Company may in the future make loans to third parties. In addition, the Company has policies relating to related party transactions discussed in “Item 1A. Risk Factors.” Competition As an owner of, or investor in, transit-centric residential mixed-use properties, community and neighborhood shopping centers, and other mixed-use properties, the Company is subject to competition from an indeterminate number of entities in connection with the acquisition, development, ownership and leasing of similar properties. These entities include investors with access to significant capital, such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. Competition may reduce the number of properties available for acquisition or development or increase the price for raw land or developed properties of the type in which the Company invests. The Company faces competition in providing leases to prospective tenants and in re-letting space to current tenants upon expiration of their respective leases. If tenants decide not to renew or extend their leases upon expiration, the Company may not be able to re-let the space. Even if the tenants do renew or the Company can re-let the space, the terms of renewal or re-letting, including the cost of required renovations, may be less favorable than current lease terms or than expectations for the space. This risk may be magnified if the properties owned by our competitors have lower occupancy rates than the Company’s properties. As a result, these competitors may be willing to make space available at lower prices than the space in the Current Portfolio Properties. Table of Contents

8 Management believes that success in the competition for ownership and leasing property is dependent in part upon the geographic location of the property, the tenant mix, the performance of property managers, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors impacting the Company’s properties include ease of access to the properties, the adequacy of related facilities such as parking, and the demographic characteristics in the markets in which the properties compete. Overall economic circumstances and trends and new properties in the vicinity of each of the Current Portfolio Properties are also competitive factors. Finally, retailers at our Shopping Centers face increasing competition from outlet stores, online retailers, discount shopping clubs and other forms of marketing goods, such as direct mail, internet marketing and telemarketing. This competition may reduce percentage rents payable to us and may contribute to lease defaults or insolvency of tenants. Human Capital As of December 31, 2025, the Company had approximately 70 full-time equivalent corporate employees and 86 full-time employees and 12 part-time employees at its properties. None of our employees are represented by a collective bargaining agreement. The Company is committed to equal employment opportunities and does not discriminate against any person based on race, color, religion, gender, national origin, age, disability, sexual orientation or gender preference. Employee compensation is competitive, and the Company provides insurance benefits, retirement savings plans, paid time off and childcare benefits for all of its full-time employees. The Company encourages employee wellness in every aspect of life, including physical fitness, mental well-being and social connectedness. We annually hold several in-house training programs that focus on communication, self-awareness, delegation, feedback, accountability, team dynamics and other skills that provide our employees with personal growth opportunities. We support the continuing education of our employees through (a) reimbursement of the cost of seeking undergraduate and graduate degrees at colleges and universities and (b) reimbursement of costs related to seminars, conferences and workshops. We previously launched a program that we call B. F. Saul University that enhances our other training and education programs by providing our talented employees with the tools necessary to effectively lead and manage. We manage an internship program to support the development of future real estate professionals. Government Regulation Affecting Our Properties The Current Portfolio Properties are subject to various laws and regulations relating to environmental and pollution controls. The impact upon the Company from the application of such laws and regulations either prospectively or retrospectively is not expected to have a material adverse effect on the Company’s property operations. As a matter of policy, the Company requires that an environmental study be performed with respect to a property that may be subject to possible environmental hazards prior to its acquisition to ascertain that there are no material environmental hazards associated with such property. See "Item 1A. Risk Factors — Risk Factors Related to our REIT Status and Other Laws and Regulations" for further discussion of potential material effects of our compliance with government regulations, including environmental regulations and the rules governing REITS. Table of Contents

9 Recent Developments The Company is developing Twinbrook Quarter Phase I located in Rockville, Maryland. It includes 452 apartment units, an 81,000 square foot Wegmans supermarket, approximately 25,000 square feet of small shop space, and a 230,000 square foot office building. The office tower portion is not being constructed at this time. In connection with the development of the residential and retail portions of Twinbrook Quarter Phase I, we also invested in infrastructure and other items that will support both Twinbrook Quarter Phase I and other portions of the development of Twinbrook Quarter. Excluding imputed capitalized interest, the remaining investment to complete Twinbrook Quarter Phase I is not expected to exceed $9.9 million. A portion of the cost of the project is being financed by a $145.0 million construction-to-permanent loan. As of December 31, 2025, the outstanding balance of the loan was $139.3 million, net of unamortized deferred debt costs. The Milton at Twinbrook Quarter opened and residential tenants began moving in on October 1, 2024. As of February 23, 2026, 440 of the 452 (97.3%) residential units were leased and occupied. Of the approximately 106,000 square feet of ground floor retail, the base building is complete and 101,400 square feet (95.7%) has been leased. The Wegmans supermarket at Twinbrook Quarter opened for business on June 25, 2025. As of February 23, 2026, including the Wegmans supermarket, approximately 88,500 square feet of the retail space is open and the remaining leased retail space is expected to open at various times during 2026 as tenants complete their buildouts. The development potential of all phases of the entire 18.4 acre Twinbrook Quarter site totals 1,865 residential units, 473,000 square feet of retail space, and 431,000 square feet of office space. The Company is also developing Hampden House, a project located in downtown Bethesda, Maryland, which includes 366 apartment units and 10,100 square feet of retail space. Excluding imputed capitalized interest, the remaining investment to complete the project is not expected to exceed $6.8 million. A portion of the cost of the project is being financed by a $133.0 million construction-to-permanent loan. As of December 31, 2025, the outstanding balance of the loan was $115.4 million, net of unamortized deferred debt costs. Hampden House opened and residential tenants began moving in on October 1, 2025. As of February 23, 2026, 130 of the 366 (35.5%) residential units are leased and occupied. Of the approximately 10,100 square feet of ground floor retail, 8,600 square feet (85.1%) has been leased and tenant build-outs are in progress. During 2025, the Company entered into a lease with Publix for a new grocery store, which we will construct, at Ashland Square in Prince William County, Virginia. The Ashland Square property currently includes three pad sites with operating tenants. We have executed leases at Ashland Square for two additional pad sites. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space including the 50,325 square foot Publix, the three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. Table of Contents

10 Item 1A. Risk Factors RISK FACTORS Carefully consider the following risks and all of the other information set forth in this Annual Report on Form 10-K, including the consolidated financial statements and the notes thereto. If any of the events or developments described below were actually to occur, the Company’s business, financial condition or results of operations could be adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, and results of operations. In this section, unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Saul Centers, Inc., and its subsidiaries, including the Operating Partnership. Risk Factors Related to our Real Estate Investments and Operations Revenue from our properties may be negatively impacted if the operations of our retail tenants are not successful. Adverse changes in consumer spending or consumer preferences for particular goods, services or store-based retailing could negatively impact the ability of our retail tenants to pay rent. Revenue from our properties depends primarily on the ability of our retail tenants to pay the full amount of rent due under their leases on a timely basis, which is in turn dependent on the success of their operations, making us vulnerable to general economic downturns and other conditions affecting the retail industry. Some of our leases provide for the payment of additional rent above the base amount based on a specified percentage of the gross sales generated by the retail tenants. As a result, declines in our retail tenants’ sales revenue could adversely impact the Company’s receipt of percentage rents required to be paid by tenants under certain leases. Some retail tenants may terminate their leases or vacate space due to an inability to operate profitably for an extended period of time, impacting the Company’s ability to maintain occupancy levels. Any reduction in the ability of our retail tenants, particularly our anchor tenants, to pay base rent or percentage rent may have a material adverse effect on our financial condition and results of operations. Small business retail tenants and anchor retailers that lease space in the Company’s properties may experience a deterioration in their sales or other revenue, or a constraint on the availability of credit necessary to fund operations, which in turn may adversely impact those tenants’ ability to pay contractual base rents and operating expense recoveries. We may be unable to collect balances due from tenants that file for bankruptcy protection. Historically and from time to time, certain of our tenants have experienced financial difficulties and filed for bankruptcy protection, typically under the U.S. Bankruptcy Code. If a tenant or lease guarantor files for bankruptcy, we may not be able to collect all pre-petition amounts owed by that party. In addition, a tenant that files for bankruptcy protection may reject or terminate our lease, in which event we would have a general unsecured claim that would likely be for less than the full amount owed to us for the remainder of the lease term, which could adversely affect our financial condition and results of operations. In the event that a tenant with a significant number of leases in our shopping centers files for bankruptcy protection and rejects its leases, we may experience a significant reduction in our revenues and may not be able to collect all pre-petition amounts owed by such tenant. Our ability to increase our net income depends on the success and continued presence of our shopping center “anchor” tenants and other significant tenants. A majority of our shopping center properties are anchored by one or more major tenants, most of whom primarily offer day-to-day necessities and services. Thirty-four of our properties are anchored by a grocery store. Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Our largest shopping center anchor tenant by revenue is Giant Food, which accounted for 4.5% of our total revenue for the year ended December 31, 2025. The closing of one or more anchor stores prior to the expiration of the applicable lease term, or the termination of a lease by one or more of a property’s anchor tenants could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. In the event that we are unable to re-lease space vacated by an anchor tenant, we may incur additional expenses to reconfigure or re-model the space to be able to re-lease the space to one or more new anchor tenants or other tenants. This could reduce our net income and negatively impact our financial condition and results of operations. Table of Contents

11 We may experience difficulty or delay in renewing leases or leasing vacant space. We derive most of our revenue directly or indirectly from rent received from our office and retail tenants. We are subject to the risks that, upon expiration, leases for space in our properties may not be renewed, the space and other vacant space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than previous lease terms. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases. See Item 2. Properties—Lease Expirations of Shopping Center Properties and Lease Expirations of Mixed-Use Properties for additional information regarding the scheduled lease expirations in our portfolio. Constraints on the availability of credit to office and retail tenants could impact the Company’s ability to procure new office and retail tenants for spaces currently vacant in existing operating properties or properties under development. As a result, our results of operations and our net income could be reduced. Our development activities are inherently risky. The ground-up development of improvements on real property, which is different from the renovation and redevelopment of existing improvements, presents substantial risks. In addition to the risks associated with real estate investment in general as described elsewhere, the risks associated with our development activities include: • significant time lag between commencement and completion subjects us to greater risks due to fluctuations in the general economy; • failure or inability to obtain construction or permanent financing on favorable terms; • expenditure of money and time on projects that may never be completed; • inability to achieve projected rental rates or anticipated pace of lease-up; • higher-than-estimated construction costs, including inflation of labor and material costs; and • possible delay in completion of the project because of a number of factors, including weather, labor disruptions, supply-chain related delays, construction delays or delays in receipt of zoning or other regulatory approvals, or acts of God (such as fires, earthquakes or floods). As a result of these and other risks, our ground-up development projects may be unsuccessful and may have a negative impact on our results of operations and may reduce our net income. Redevelopments and acquisitions may fail to perform as expected. Our primary strategy is to diversify our assets through development of transit-oriented, residential mixed-use projects and expansion of and additions to our grocery-anchored Shopping Centers in the Washington, DC/Baltimore metropolitan area. The redevelopment and acquisition of properties entail risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations: • our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, and, as a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time; • we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify; • we may not be able to integrate new developments or acquisitions into our existing operations successfully; • properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to invest, which may result in the properties’ failure to achieve the returns we projected; • our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs; and • our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost. Table of Contents

12 Our performance and value are subject to general risks associated with the real estate industry. Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenue sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks: • economic downturns in the areas where our properties are located; • adverse changes in local real estate market conditions, such as oversupply or reduction in demand; • changes in tenant preferences that reduce the attractiveness of our properties to tenants; • zoning or regulatory restrictions; • decreases in market rental rates; • weather conditions that may increase energy costs and other operating expenses; • costs associated with the need to periodically repair, renovate and re-lease space; and • increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenue from one or more properties. Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas. Over 85% of our property net operating income is generated by properties in the metropolitan Washington, DC/Baltimore metropolitan area. As a result, significant adverse economic changes, including actions of the Federal government, affecting the real estate markets in that area could have a material adverse effect on our financial condition, operating results and ability to make distributions. In turn, our common stock is subject to greater risk vis-à-vis other enterprises whose portfolio contains greater geographic diversity. Our results of operations may be negatively affected by adverse trends in the retail, office and residential real estate sectors. Tenants at our retail properties face continual competition in attracting customers from online merchants, retailers at other shopping centers, catalogue companies, television shopping networks, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. Such competition could have a material adverse effect on our ability to lease space in our retail properties and on the rents we can charge or the concessions we grant. This in turn could have a material adverse effect on our results of operations and cash flows and could affect the realizable value of our assets upon sale. Further, as new technologies emerge, the relationships among customers, retailers, and shopping centers evolve rapidly and it is critical we adapt to such new technologies and relationships on a timely basis. We may be unable to adapt quickly and effectively, which could adversely impact our financial performance. Employee telecommuting, flexible work schedules, open workplaces and teleconferencing have become increasingly common. These practices enable businesses to reduce their space requirements, and wider adoption could erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make distributions to our stockholders. Our residential properties face competition for residents from other existing or new multifamily properties, condominiums, single family homes and other living arrangements, whether owned or rental, that may attract residents from our properties or prospective residents that would otherwise choose to live with us. As a result, we may not be able to renew existing resident leases or enter into new resident leases, or if we are able to renew or enter into new leases, they may be at rates or terms that are less favorable than our current rates or terms, resulting in a material impact on our results of operations. Table of Contents

13 The short-term nature of apartment leases exposes us more quickly to the effects of declining market rents, potentially making our results of operations and cash flows more volatile. The average remaining term of our residential apartment leases is 12 months or less. If the contractual terms of the renewal or re-leasing are less favorable than current terms, then our results of operations and financial condition could be negatively affected. Given our shorter-term residential lease structure, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. In addition, operating expenses associated with each property, such as real estate taxes, insurance, utilities, maintenance costs and employee wages and benefits, may not decline as quickly as revenues, or at all, if revenues at our properties decline. Many real estate costs are fixed, even if income from our properties decreases. Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the investment. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays, and may incur substantial legal costs. Additionally, new properties that we may acquire or develop may not immediately produce any significant revenue, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. Competition may limit our ability to purchase new properties and generate sufficient income from tenants. Numerous commercial developers and real estate companies compete with us in seeking tenants for properties and properties for acquisition. This competition may: • reduce properties available for acquisition; • increase the cost of properties available for acquisition; • reduce rents payable to us; • interfere with our ability to attract and retain tenants; • lead to increased vacancy rates at our properties; and • adversely affect our ability to minimize expenses of operation. Retailers at our shopping center properties also face increasing competition from online retailers, outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet marketing and telemarketing. This competition may reduce percentage rents payable to us and may contribute to lease defaults and insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our stockholders. The continued shift in retail sales towards e-commerce may adversely affect our financial condition, cash flows, and results of operations. Retailers are increasingly affected by e-commerce and changes in customer buying habits. While many of the retailers in our shopping centers provide services that are unable to be performed online or sell goods, the continuing increase in e- commerce sales may cause retailers to adjust the size or number of retail locations in the future or close stores. Our grocery anchors are likewise increasingly incorporating online ordering, home delivery or curbside pickup into their business models, which could reduce foot traffic at our shopping centers and adversely affect our occupancy and rental rates. Changes in shopping trends as a result of the growth in e-commerce may also affect the profitability of retailers that do not adapt to changes in market conditions. If we are unable to anticipate and respond promptly to trends in the market, our occupancy levels and rental rates may decline, and our financial condition and results of operations may be adversely impacted. Table of Contents

14 AI presents risks and challenges that could adversely affect our business, results of operations and reputations. We are evaluating and may in the future adopt certain AI tools, including generative AI and other automated decision- making technologies, to support certain internal functions and operations with the goal of improving operating efficiencies. Implementing and maintaining these technologies may require significant investments in software, data management, cybersecurity, governance and controls, and personnel with the requisite skills. If we are unable to effectively adopt AI tools, or if we do not do so as quickly as needed to remain competitive, we may not achieve expected efficiencies, could fall behind competitors, and our business could be adversely affected. Conversely, deploying AI tools too rapidly or without appropriate policies, testing, oversight and controls could result in ineffective adoption, operational disruptions, and flawed, biased or misleading outputs (which may appear reliable), leading to incorrect decisions, competitive harm, reputational damage, and legal or regulatory liability. Certain of our vendors and other third parties may incorporate AI tools into the products or services they provide to us, sometimes without disclosure, may use or implement such tools improperly or ineffectively, and the providers of such tools may not meet existing or evolving standards for security, privacy, and data protection. As a result, our use of, or reliance on, such vendors could increase the risk of cybersecurity or privacy incidents, litigation or regulatory action, and reputational harm. The legal and regulatory environment governing AI continues to evolve rapidly and remains uncertain. New or changing laws, regulations, or industry standards could require us to devote significant resources to compliance, modify or limit our use of AI, implement additional controls, or change business practices. Any such requirements could increase our costs, reduce anticipated benefits, restrict our ability to use AI effectively, or expose us to fines, penalties or other enforcement actions. Cybersecurity risks and cyber incidents could adversely affect our business, disrupt operations and expose us to liabilities to tenants, employees, capital providers and other third parties. We use information technology and other computer resources to carry out important operational activities and to maintain our business records. As part of our normal business activities, we collect and store certain personal identifying and confidential information relating to our tenants, employees, vendors and suppliers, and maintain operational and financial information related to our business. Although we and our service providers employ what we believe are adequate security, disaster recovery and other preventative and corrective measures, our security measures, taken as a whole, may not be sufficient for all possible situations and may be vulnerable to, among other things, hacking, ransomware, employee error, system error, and faulty password management. Further, malicious actors increasingly use AI technologies to deploy more sophisticated cyber security attacks that are difficult to detect, which could increase the frequency and severity of cyber-attacks. Additionally, information technology security breaches may go undetected and persist as a latent threat to our security measures. Our ability to conduct our business may be impaired if our information technology resources, including our websites or e- mail systems, are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of our information technology resources by a third-party, natural disaster, hardware or software corruption or failure or error or poor product or vendor/developer selection (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions, or lost connectivity to our networked resources. A significant and extended disruption could damage our reputation and cause us to lose tenants and revenues; result in the unintended and/or unauthorized public disclosure or the misappropriation of proprietary, personal identifying and confidential information; and require us to incur significant expenses to address and remediate or otherwise resolve these kinds of issues. The release of confidential information may also lead to litigation or other proceedings against us by affected individuals, business partners and/or regulators, and the outcome of such proceedings, which could include losses, penalties, fines, injunctions, expenses and charges recorded against our earnings and cause us reputational harm, could have a material and adverse effect on our business and consolidated financial statements. In addition, the costs of maintaining adequate protection against data security threats, based on considerations of their evolution, increasing sophistication, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to our consolidated financial statements in a particular period or over various periods. Table of Contents

15 We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and in particular to REITs that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our stockholders. Our real estate assets may become impaired. Our real estate properties are carried at cost less accumulated depreciation, unless circumstances indicate that the carrying amount of these assets may not be recoverable. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. A property’s value is impaired if the estimated aggregate future undiscounted property cash flows are less than the carrying amount of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows weight potential estimated outcomes as of the balance sheet date based on current plans, intended holding periods and available market information. During the year ended December 31, 2025, we incurred no impairments within our property portfolio, but there can be no assurance that we will not experience impairment within our property portfolio in the future. Any future impairment could have a material adverse effect on our operating results in the period in which it is recognized. Risk Factors Related to our Funding Strategies and Capital Structure We have substantial relationships with members of the Saul Organization whose interests could conflict with the interests of other stockholders. Influence of Officers, Directors and Significant Stockholders. Mr. B. F. Saul II, our Chief Executive Officer and Chairman of the Board, D. Todd Pearson, our President and Chief Operating Officer, Joel A. Friedman, our Executive Vice President, Chief Accounting Officer and Treasurer, and Bettina T. Guevara, our Executive Vice President-Chief Legal and Administrative Officer, are officers of certain entities within the Saul Organization, and persons associated with the Saul Organization constitute five of the 11 members of our Board of Directors. In addition, as of December 31, 2025, Mr. B. F. Saul II had the potential to exercise control over 10,887,456 shares of our common stock representing 45.0% of our issued and outstanding shares of common stock. Mr. B. F. Saul II also beneficially owned, as of December 31, 2025, 10,615,771 units of the Operating Partnership. In general, these units are convertible into shares of our common stock on a one-for-one basis. The ownership limitation set forth in our articles of incorporation with respect to the Saul Organization is 39.9% in value of our issued and outstanding equity securities (which includes both common and preferred stock but not Operating Partnership units). As of December 31, 2025, Mr. B. F. Saul II and members of the Saul Organization owned common stock representing approximately 37.1% in value of all our issued and outstanding equity securities. Members of the Saul Organization are permitted under our articles of incorporation to convert Operating Partnership units into shares of common stock or acquire additional shares of common stock until the Saul Organization’s actual ownership of common stock reaches 39.9% in value of our equity securities. As of December 31, 2025, approximately 1,349,000 of the 10,615,771 units of the Operating Partnership would have been permitted to convert into additional shares of common stock, and would have resulted in Mr. B. F. Saul II and members of the Saul Organization owning common stock representing approximately 39.9% in value of all our issued and outstanding equity securities. As a result of these relationships, officers of the Saul Organization exercise significant influence over our affairs, which influence might not be consistent with the interests of other stockholders. All related party transactions are reviewed and approved by the Audit Committee in accordance with the Audit Committee charter. Except as discussed below, we do not have any additional written policies or procedures for the review, approval or ratification of transactions with related persons. Table of Contents

16 Management Time. Our Chief Executive Officer, President and Chief Operating Officer, Executive Vice President-Chief Legal and Administrative Officer and Executive Vice President-Chief Accounting Officer and Treasurer are also officers of various entities of the Saul Organization. Although we believe that these officers spend management time sufficient to meet their responsibilities as our officers, the amount of management time devoted to us will depend on our specific circumstances at any given point in time. As a result, in a given period, these officers may spend less than a majority of their management time on our matters. Over extended periods of time, we believe that our Chief Executive Officer will spend less than a majority of his management time on Company matters, while our President and Chief Operating Officer, Executive Vice President-Chief Legal and Administrative Officer and Executive Vice President-Chief Accounting Officer and Treasurer may or may not spend less than a majority of their time on our matters. Exclusivity and Right of First Refusal Agreements. We acquire, develop, own and manage shopping center properties and own and manage other commercial properties, and, subject to certain exclusivity agreements and rights of first refusal to which we are a party, the Saul Organization separately develops, acquires, owns and manages commercial properties and owns land suitable for development as, among other things, shopping centers and other commercial properties. Therefore, conflicts could develop in the allocation of acquisition and development opportunities with respect to commercial properties other than shopping centers and with respect to development sites, as well as potential tenants and other matters, between us and the Saul Organization. The agreement relating to exclusivity and the right of first refusal between us and the Saul Organization generally requires the Saul Organization to conduct its shopping center business exclusively through us and to grant us a right of first refusal to purchase commercial properties and development sites in certain market areas that become available to the Saul Organization. See Item 13 for risk factor mitigants. See Note 9 to the Consolidated Financial Statements for a discussion of related party transactions. Shared Services. We share with the Saul Organization certain ancillary functions, such as information technology, payroll services, human resources and benefits administration, accounting services, and in-house legal services. Included in our general and administrative expenses or capitalized to specific development projects, for the year ended December 31, 2025, are charges totaling $12.0 million, net, related to such shared services, which included rental payments for the Company’s headquarters lease, which were billed by the Saul Organization. Although we believe that the amounts allocated to us for such shared services represent a fair allocation between us and the Saul Organization, we have not obtained a third-party appraisal of the value of these services. See Item 13 for risk factor mitigants. The B. F. Saul Insurance Agency of Maryland, Inc., a subsidiary of the B. F. Saul Company and a member of the Saul Organization, is a general insurance agency that receives commissions and counter-signature fees in connection with our insurance program. Such commissions and fees amounted to approximately $573,300 for the year ended December 31, 2025. Related Party Rents. We sublease our corporate headquarters from a member of the Saul Organization, the building of which is owned by another member of the Saul Organization. The lease commenced in March 2002 and expires in February 2027. The Company and the Saul Organization entered into a shared services agreement whereby each party pays a portion of the total rental payments based on a percentage proportionate to the number of employees employed by each party. The Company’s rent expense for the year ended December 31, 2025 was $876,600. Although the Company believes that this lease has terms comparable to what would have been obtained from a third-party landlord, it did not seek bid proposals from any independent third parties when entering into its new corporate headquarters lease. Conflicts Based on Individual Tax Considerations. The tax basis of members of the Saul Organization in our portfolio properties that were contributed to certain partnerships at the time of our initial public offering in 1993 was substantially less than the fair market value thereof at the time of their contribution. In the event that we dispose of such properties, a disproportionately large share of the gain for federal income tax purposes would be allocated to members of the Saul Organization. In addition, future reductions of the level of our debt, or future releases of the guarantees or indemnities with respect thereto by members of the Saul Organization, would cause members of the Saul Organization to be considered, for federal income tax purposes, to have received constructive distributions. Depending on the overall level of debt and other factors, these distributions could exceed the Saul Organization’s basis in their Partnership units, in which case such excess constructive distributions would be taxable. Table of Contents

17 Consequently, it is in the interests of the Saul Organization that we continue to hold the contributed portfolio properties, that a portion of our debt remains outstanding or is refinanced and that the Saul Organization guarantees and indemnities remain in place, to defer the taxable gain to members of the Saul Organization. Therefore, the Saul Organization may seek to cause us to retain the contributed portfolio properties, and to refrain from reducing our debt or releasing the Saul Organization guarantees and indemnities, even when such action may not be in the interests of some, or a majority, of our stockholders. See Item 13 for risk factor mitigants. Ability to Block Certain Actions. Under applicable law and the limited partnership agreement of the Operating Partnership, consent of the limited partners is required to permit certain actions, including the sale of all or substantially all of the Operating Partnership’s assets. Therefore, members of the Saul Organization, through their status as limited partners in the Operating Partnership, could prevent the taking of any such actions, even if they were in the interests of other stockholders. The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition. As of December 31, 2025, we had approximately $1.63 billion of debt outstanding, approximately $1.44 billion of which was fixed-rate debt and approximately $189.0 million of which was variable-rate debt outstanding under our New Credit Facility. We currently have a general policy of limiting our borrowings to 50% of asset value, i.e., the value of our portfolio, as determined by our Board of Directors by reference to the aggregate annualized cash flow from our portfolio. However, our organizational documents contain no limitation on the amount or percentage of indebtedness that we may incur. Therefore, the Board of Directors could alter or eliminate the current limitation on borrowing at any time. If our debt capitalization policy were changed, we could increase our leverage, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and in an increased risk of default on our obligations. We have established our debt capitalization policy relative to asset value, which is computed by reference to the aggregate annualized cash flow from the properties in our portfolio rather than relative to book value. We have used a measure tied to cash flow because we believe that the book value of our portfolio properties, which is the depreciated historical cost of the properties, does not accurately reflect our ability to borrow. Asset value, however, is somewhat more variable than book value. Book value may not reflect the fair market value of the underlying properties. The amount of our debt outstanding from time to time could have important consequences for our stockholders. For example, it could: • require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions and other appropriate business opportunities that may arise in the future; • limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes; • make it difficult to satisfy our debt service requirements; • limit our ability to make distributions on our outstanding common and preferred stock; • require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise; and • limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors described in this section. If we are unable to generate sufficient cash flow from our business in the future to service our debt or meet our other cash needs, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. Our ability to refinance, sell assets or obtain additional financing may not be possible on terms that we would find acceptable. Table of Contents 17

18 We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt. Our secured debt contains covenants, including, among others, provisions: • relating to the maintenance of the property securing the debt; • restricting our ability to assign or further encumber the properties securing the debt; and • restricting our ability to enter into certain new leases or to amend or modify certain existing leases without obtaining consent of the lenders. Our unsecured debt generally contains covenants including, among others, provisions restricting our ability to: • incur additional unsecured debt; • guarantee additional debt; • make certain distributions, investments and other restricted payments, including distribution payments on our outstanding stock; • create certain liens; • increase our overall secured and unsecured borrowing beyond certain levels; and • consolidate, merge or sell all or substantially all of our assets. Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases. In addition, our New Credit Facility requires us to satisfy financial covenants. The material financial covenants require us, on a consolidated basis, to: • limit the amount of debt as a percentage of gross asset value, as defined in the loan agreement, to less than 60% (leverage ratio); • limit the amount of debt so that interest coverage will exceed 2.0x on a trailing four-quarter basis (interest expense coverage); and • limit the amount of debt so that interest, scheduled principal amortization and preferred dividend coverage exceeds 1.4x on a trailing four-quarter basis (fixed charge coverage). As of December 31, 2025, we were in compliance with all such covenants. If we were to breach any of our debt covenants and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Some of our debt arrangements are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a covenant under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares. The market value of our debt and equity securities is subject to various factors that may cause significant fluctuations or volatility. As with other publicly traded securities, the market price of our debt and equity securities depends on various factors, which may change from time to time and/or may be unrelated to our financial condition, operating performance or prospects that may cause significant fluctuations or volatility in such prices. These factors include, among others: • general economic and financial market conditions; • level and trend of interest rates; • our ability to access the capital markets to raise additional capital; • the issuance of additional equity or debt securities; • changes in our funds from operations (“FFO”) or earnings estimates; • changes in our credit or analyst ratings; • our financial condition and performance; • market perception of our business compared to other REITs; and • market perception of REITs, in general, compared to other investment alternatives. Table of Contents

19 Our ability to grow will be limited if we cannot obtain additional capital. Our growth strategy includes the redevelopment of properties we already own and the acquisition of additional properties. Because we are required to distribute to our stockholders at least 90% of our taxable income each year to continue to qualify as a real estate investment trust, or REIT, for federal income tax purposes, in addition to our undistributed operating cash flow, we rely upon the availability of debt or equity capital to fund our growth, which financing may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include our common stock or preferred stock. Additional financing, refinancing or other capital may not be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the general state of the capital markets, the market’s perception of the Company, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement our strategy. Risk Factors Related to our REIT Status and Other Laws and Regulations Environmental laws and regulations could reduce the value or profitability of our properties. All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and we and our tenants also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not currently aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how environmental laws are applied to our properties. If we are subject to any material environmental liabilities, such liabilities could adversely affect our results of operations and financial condition. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability. Generally, our tenants are required to comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments. The Americans with Disabilities Act of 1990 (the “ADA”) or similar current or future legislation could require us to take remedial steps with respect to our properties. All of our properties, as commercial facilities, are required to comply with Title III of the ADA. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. Investigation of a property may reveal non-compliance with the ADA. The requirements of the ADA, or of other federal, state or local laws, also may change in the future and restrict further renovations of our properties to ensure access for disabled persons. Future compliance with the ADA may require expensive changes to the properties. Table of Contents 19

20 The revenue generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject. We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. Our leases typically require that each tenant comply with all applicable laws and regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Such non-compliance could reduce our rental revenue, require us to pay penalties or fines, and adversely affect our ability to sell or lease a property. We could be subject to legal or regulatory proceedings that may adversely affect our financial condition and results of operations. As an owner and operator of commercial properties, we are party to legal and regulatory proceedings from time to time that arise in the ordinary course of business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome could result in a material adverse effect on our financial condition and results of operations. Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions. We believe that we are organized and qualified as a REIT, and currently intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes under the Code. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Code provisions. The complexity of these provisions and of the applicable income tax regulations that have been issued under the Code by the United States Department of Treasury is greater in the case of a REIT that holds its assets in partnership form. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and other income. Satisfying this requirement could be difficult, for example, if defaults by tenants reduced the amount of income from qualifying rents. Also, we must make annual distributions to stockholders of at least 90% of our net taxable income (excluding capital gains). In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. If we fail to qualify as a REIT: • we would not be allowed a deduction for dividend distributions to stockholders in computing taxable income; • we would be subject to federal income tax at regular corporate rates; • unless we are entitled to relief under specific statutory provisions, we may not be permitted to elect to be taxed as a REIT for four taxable years following the year during which we were disqualified; • we could be required to pay significant income taxes, which would substantially reduce the funds available for investment and for distribution to our stockholders for each year in which we are not taxed as a REIT; and • we would no longer be required by law to make any distributions to our stockholders. We believe that the Operating Partnership is treated as a partnership, and not as a corporation, for federal income tax purposes. If the IRS were to challenge successfully the status of the Operating Partnership as a partnership for federal income tax purposes: • the Operating Partnership would be taxed as a corporation; • we would cease to qualify as a REIT for federal income tax purposes; and • the amount of cash available for distribution to our stockholders would be substantially reduced. We may be required to incur additional debt to qualify as a REIT. As a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income. We are subject to income tax on amounts of undistributed REIT taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years. We intend to make distributions to stockholders to comply with the Code’s distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because: Table of Contents

21 • our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and • non-deductible capital expenditures or debt service requirements may reduce available cash but not taxable income. To preserve our qualification as a REIT in these circumstances, we might choose to borrow funds on unfavorable terms even if our management believes the market conditions make borrowing financially unattractive. Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a material adverse effect on us and our investors. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the Internal Revenue Service (“IRS”) and the U.S. Department of the Treasury (“Treasury”). Changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could have a material adverse effect on us and our investors. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our investors. Accordingly, such new legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to us and our investors of such qualification To maintain our status as a REIT, we limit the amount of shares any one stockholder can own. The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our articles of incorporation restrict beneficial and constructive ownership (defined by reference to various Code provisions) to no more than 2.5% in value of our issued and outstanding equity securities by any single stockholder with the exception of the Saul Organization, who are restricted to beneficial and constructive ownership of no more than 39.9% in value of our issued and outstanding equity securities. The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, a single entity or individual could own less than 2.5% or 39.9% in value of our issued and outstanding equity securities and such ownership could potentially cause a group of related individuals and/or entities to own constructively more than 2.5% or 39.9% in value of the outstanding stock. If that happened, either the transfer of ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the respective ownership limit. As of December 31, 2025, Mr. B. F. Saul II and members of the Saul Organization owned common stock representing approximately 37.1% in value of all our issued and outstanding equity securities. In addition, members of the Saul Organization beneficially owned Operating Partnership units that are, in general, convertible into our common stock on a one-for-one basis. Members of the Saul Organization are permitted under our articles of incorporation to convert Operating Partnership units into shares of common stock or acquire additional shares of common stock until the Saul Organization’s actual ownership of common stock reaches 39.9% in value of our equity securities. The ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for our equity stock or otherwise be in the stockholders’ best interest. General Risk Factors Financial and economic conditions may have an adverse impact on us, our tenants’ businesses and our results of operations. Our business may be affected by market and economic challenges experienced by the U.S. economy and real estate industry as a whole, as well as by the economic conditions in the markets in which our properties are located. Current geopolitical and domestic challenges could impact the U.S. economy and overall consumer spending and willingness to visit shopping centers in person, including, but not limited to, trade restrictions (such as existing and potential tariffs and retaliatory measures from foreign countries), foreign wars, and domestic civil unrest. Additional economic challenges that can adversely affect our retail tenants and anchor retailers include high inflation and unemployment levels, labor shortages, supply chain constraints, and increases in energy prices and interest rates. Table of Contents

22 Potential consequences of a prolonged deterioration of economic and other market conditions include: • the financial condition of our tenants, many of which operate in the retail industry, may be adversely affected by bankruptcy, lack of liquidity, operational failures or for other reasons, which may result in tenant defaults under their leases, including, but not limited to, defaults due to non-payment of rent to us; • the ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from acquisition and development activities and increase our future interest expense; • reduced values of our properties may limit our ability to dispose of assets at attractive prices and may reduce the ability to refinance loans; and • one or more lenders under our New Credit Facility could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all. Loss of our key management could adversely affect performance and the value of our common shares. We are dependent on the efforts of our key management. Although we believe qualified replacements could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our common stock. The outbreak or pandemic of any highly infectious or contagious diseases or other public emergencies, could have a material adverse effect on or disrupt our business and financial condition, results of operations, cash flows and the market value and trading price of our securities. A pandemic or public health emergency could have a material adverse effect on or disrupt our business and financial condition, results of operations and cash flows due to, among other factors: • a complete or partial closure of, or other operational issues at, our properties as a result of government or tenant action; • declines in or instability of the economy or financial markets, which could adversely affect our tenants' business operations, financial condition and liquidity and may cause them to be unable to meet their obligations to us or to seek modifications of such obligations; • an inability to access debt and equity capital on favorable terms, if at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations, pursue acquisition and development opportunities, refinance existing debt on favorable terms or at all, and may affect cash distributions to our stockholders; • a general decline in business activity and real estate transactions could adversely affect our ability to successfully execute investment strategies or expand our property portfolio; • a significant reduction in our cash flows could impact our ability to continue paying cash dividends to our common and preferred stockholders at expected levels or at all; • the financial impact of a pandemic or public health emergency could negatively affect our future compliance with financial and other covenants under our debt instruments, and the failure to comply with such covenants could result in a default that accelerates the payment of such indebtedness; • the discontinued service or lack of availability of personnel to conduct work could negatively impact our business and operating results; and • our ability to ensure business continuity in the event our continuity of operations plan is not effective or is improperly implemented or deployed during a disruption. The extent to which a pandemic or public health emergency impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the outbreak, the actions taken to contain the outbreak or mitigate its impact, and the direct and indirect economic effects of the outbreak and containment measures, among others. Table of Contents 22

23 Insurance coverage on our properties may be inadequate. We carry comprehensive insurance on all of our properties, including insurance for liability, earthquake, fire, flood, terrorism and rental loss. These policies contain coverage limitations. We believe this coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar insurance coverage on subsequently acquired properties. Following significant catastrophic events and other large losses incurred by the insurance industry, the availability of insurance coverage has decreased and the prices for insurance have increased. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Events such as these could have a material adverse effect on our results of operations and our ability to meet our financial obligations, including distributions to our stockholders. Natural disasters and climate change could have a material adverse effect on our cash flows and operating results. Climate change may add to the unpredictability and frequency of natural disasters and severe weather conditions and create additional uncertainty as to future trends and exposures. Certain of our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, droughts, snow storms, floods and fires. The impact of climate change or the occurrence of natural disasters can delay new development projects, increase costs to repair or replace damaged properties, increase operating costs, require additional capital expenditures to improve existing properties, including to comply with applicable climate-related laws and regulations, increase future property insurance costs, and negatively impact the tenant demand for space. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruption or losses from these events, such events could have a material adverse effect on our earnings, liquidity or capital resources. We cannot assure you we will continue to pay dividends at historical rates. Any and all dividends that we pay to stockholders are declared at the sole discretion of our Board of Directors and depend on our actual and projected financial condition, results of operations, cash flows, maintenance of our REIT qualification, and such other matters as the Board of Directors may deem relevant from time to time. Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate will depend on a number of factors, including, among others, the following: • our financial condition and results of future operations; • our tenant’s performance under their leases; • the terms of our loan covenants; and • our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates. Stockholders have no contractual or other legal right to dividends, other than those that have been authorized by the Board of Directors in its sole discretion and declared by the Company. If we do not maintain or increase the dividend rate on our common stock, it could have a material adverse effect on the market price of our common stock and other securities. Payment of dividends on our common stock may be subject to the prior payment in full of the dividends on any preferred stock or depositary shares and payment of interest on any debt securities we may offer. Certain tax and anti-takeover provisions of our articles of incorporation and bylaws may inhibit a change of our control. Certain provisions contained in our articles of incorporation and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to purchase the Company. If such an offer or proposal was made, these provisions could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their stock over then-prevailing market prices. These provisions include: Table of Contents

24 • the REIT ownership limit described above; • authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by the Board of Directors; • a staggered, fixed-size Board of Directors consisting of three classes of directors; • special meetings of our stockholders may be called only by the Chairman of the Board, the president, by a majority of the directors or by stockholders possessing no less than 25% of all the votes entitled to be cast at the meeting; • the Board of Directors, without a stockholder vote, can classify or reclassify unissued shares of preferred stock; • a member of the Board of Directors may be removed only for cause upon the affirmative vote of 75% of the Board of Directors or 75% of the then-outstanding capital stock; • advance notice requirements for proposals to be presented at stockholder meetings; and • the terms of our articles of incorporation regarding business combinations and control share acquisitions. We may amend or revise our business policies without shareholder approval. Our Board of Directors may amend or revise our operating policies without stockholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Directors or those committees or officers to whom the Board of Directors has delegated that authority. The Board of Directors may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities. Item 1B. Unresolved Staff Comments We have received no written comments from the Securities and Exchange Commission staff regarding our periodic or current reports in the 180 days preceding December 31, 2025 that remain unresolved. Item 1C. Cybersecurity The Company maintains a documented information security program, under the supervision of its Chief Information Officer (“CIO”), that is designed to protect the infrastructure, information systems, and the information in Company systems from unauthorized access, use, or other malicious acts by enabling the organization to identify risks, implement protections, and detect and respond to cybersecurity events. Our information security program covers multiple aspects of security management, including, but not limited to: data handling and classification; user access controls and management; business continuity and disaster recovery; configuration management; asset management; risk assessments; data disposal; record retention; information security incident response; vulnerability and patch management; network security and monitoring; physical and environmental controls; data privacy; vendor and third-party risk management; multi-factor authentication; and cybersecurity awareness training. The CIO has over 25 years of professional, cross-discipline information technology experience in various industries including real estate, financial services, government, and hospitality. The Vice President of Cybersecurity, reporting directly to the CIO, has over 18 years of information technology experience and is a Certified Information Systems Security Professional (“CISSP”). Both have been with the Company for over a decade. The Company performs an annual risk assessment that includes identifying, assessing and documenting how cybersecurity and privacy risks are evaluated; establishes criteria to evaluate the confidentiality, integrity, and availability of Company systems and nonpublic information; documents how existing controls address identified risks; and leads to the revision of controls as appropriate. In addition, dedicated information technology and executive personnel convene quarterly to examine operational aspects of cybersecurity. The Company maintains an incident response plan that is designed to quickly respond to cyber security related incidents in a manner that is intended to protect its own information and the information of the Company’s customers and tenants as outlined in the incident response plan. The incident response plan establishes a primary incident coordinator, incident response teams, workstreams, escalation paths, and contacts to be engaged in an incident. The Company conducts scheduled tests of its incident response plan to verify that the teams understand how to respond to cyber threat scenarios. The Company contracts with third parties to periodically conduct penetration testing. The Company’s internal audit team also periodically conducts a risk-based cybersecurity audit and, as part of such audit, engages third parties to conduct detailed Table of Contents

25 security assessments, including adversary simulations, technical remediation validation and reporting of results. The Company’s internal audit team prepares cybersecurity audit reports in accordance with appropriate standards and reports findings and recommendations to Company management. The audit reports and management’s responses, including descriptions of any corrective actions taken, are then reported to the Audit Committee and the Board of Directors. Cybersecurity threats, possible security events, and ongoing security enhancement initiatives are regularly discussed and tracked with the CIO, VP of Cybersecurity, and other senior IT team members through regularly scheduled, collaborative meetings and more frequently as the subject matter merits. Preventative security measures are shared with Management through regularly scheduled IT steering committee meetings. The Audit Committee is apprised of cybersecurity controls, known and perceived risks, remediation of those risks, and other measures by the Chief Audit Executive, through direct briefings, or in writing (by the CIO and/or designee). Our incident response policy/plan requires that key Company executives and the Audit Committee are informed of and involved with any confirmed cybersecurity incident (including mitigation/remediation). Company IT acceptable use policies require that employees report any security incidents to IT and his/her supervisor. Regularly scheduled Company training courses and security bulletins reinforce security awareness. The Company has designed a third-party risk management program, under the supervision of its Chief Data Privacy Officer, that is designed to manage third-party providers through the lifecycle of the relationship. This includes assessing the vendors based upon their criticality and inherent risk, analyzing the risk posed, performing due diligence prior to contract execution, and conducting annual monitoring of risk and performance. Due diligence activities include an assessment of the minimum cybersecurity controls (specifically, data handling practices, encryption, and cybersecurity event management) to enable the Company to verify that third-party controls meet our expectations and contractual commitments. Cybersecurity processes have been integrated into the Company’s broader framework of risk management. The Company’s Board of Directors exercises oversight of cybersecurity risks. The Board of Directors entrusts the Audit Committee with responsibility for regularly reviewing and assessing cybersecurity risks to ensure a proactive approach to safeguarding the Company’s digital assets. The Audit Committee’s primary role is to provide an independent and objective assessment of the Company's cybersecurity risk management practices to confirm that they are both effective and aligned with the Company’s strategic objectives. The Audit Committee also reports its findings and recommendations to the Board of Directors, helping the Board of Directors to make informed decisions regarding cybersecurity strategy, investments, and risk. Notwithstanding the Company's efforts, the Company is aware that preventative measures cannot prevent all cybersecurity incidents. While we have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity incident that has materially affected or is reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For a detailed discussion of risks from cybersecurity threats, please see “Item 1A. Risk Factors.” Item 2. Properties Overview As of December 31, 2025, the Company is the owner and operator and developer of a real estate portfolio composed of 59 operating properties, totaling approximately 10.6 million square feet of gross leasable area (“GLA”), and three development properties. The properties are located primarily in the Washington, DC/Baltimore metropolitan area. The operating property portfolio is composed of 50 neighborhood and community Shopping Centers, and nine Mixed-Use Properties totaling approximately 7.8 million and 2.8 million square feet of GLA, respectively. One property, Seven Corners Center, accounted for more than 5% of the total gross leasable area. A majority of the Shopping Centers are anchored by one or more major tenants and offer primarily day-to-day necessities and services. Thirty-four of the Shopping Centers were anchored by a grocery store. Only one tenant, Giant Food (4.5%), a tenant at 11 Shopping Centers, individually accounted for 2.5% or more of the Company’s total revenue for the year ended December 31, 2025. The Company expects to hold its properties as long-term investments and it has no maximum period for retention of any investment. It plans to selectively acquire additional income-producing properties and to expand, renovate, and improve its properties when circumstances warrant. See “Item 1. Business—Operating Strategies” and “Business—Capital Policies.” The Shopping Centers Community and neighborhood shopping centers typically are anchored by one or more grocery stores, discount department stores or drug stores. These anchors offer day-to-day necessities rather than apparel and luxury goods and, therefore, generate consistent local traffic. By contrast, regional malls generally are larger and typically are anchored by one or more full-service department stores. Table of Contents

In general, the Shopping Centers are seasoned community and neighborhood shopping centers located in well established, highly developed, densely populated, middle and upper income areas. The 2025 average estimated population within a one- and three-mile radius of the Shopping Centers is approximately 15,900 and 98,800, respectively. The 2025 average household income within a one- and three-mile radius of the Shopping Centers is approximately $154,700 and $158,900, respectively, compared to a national average of $116,200. Because the Shopping Centers generally are located in highly developed areas, management believes that there is little likelihood that significant numbers of competing centers will be developed in the future.

The Shopping Center properties range in size from approximately 19,000 to 573,500 square feet of GLA, with six in excess of 300,000 square feet, and average approximately 156,300 square feet.

Lease Expirations of Shopping Center Properties

The following table sets forth, by year of expiration, the aggregate amount of base rent and leasable area for leases in place at the Shopping Centers as of December 31, 2025, for each of the next ten years beginning with 2026, assuming that none of the tenants exercise renewal options and excluding an aggregate of 345,744 square feet of unleased space, which represented 4.4% of the GLA of the Shopping Centers as of December 31, 2025.

Lease Expirations of Shopping Center Properties

Year of Lease Expiration	Leasable Area Represented by Expiring Leases	Percentage of Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Annual Base Rent Under Expiring Leases	Annual Base Rent per Square Foot
2026	665,507 sf	8.5 %	$ 12,652,115	8.4 %	$ 19.01
2027	874,651	11.2 %	19,690,649	13.1 %	22.51
2028	1,445,641	18.5 %	23,358,271	15.5 %	16.16
2029	1,302,887	16.7 %	26,112,115	17.3 %	20.04
2030	836,672	10.7 %	18,136,431	12.0 %	21.68
2031	503,353	6.4 %	11,534,387	7.6 %	22.92
2032	355,835	4.5 %	6,090,285	4.0 %	17.12
2033	270,762	3.5 %	5,978,543	4.0 %	22.08
2034	218,536	2.8 %	5,041,448	3.3 %	23.07
2035	435,154	5.6 %	10,395,667	6.9 %	23.89
Thereafter	560,041	7.2 %	11,906,231	7.9 %	21.26
Total	7,469,039 sf	95.6 %	$ 150,896,142	100.0 %	$ 20.20

(1) Calculated using annualized contractual base rent payable as of December 31, 2025 for the expiring GLA, excluding expenses payable by or reimbursable from tenants.

The Mixed-Use Properties

All of the Mixed-Use Properties are located in the Washington, DC/Baltimore metropolitan area and contain an aggregate GLA of approximately 2.8 million square feet, composed of 1.0 million and 0.3 million square feet of office and retail space, respectively, and 1,824 apartments. The Mixed-Use Properties represent three distinct styles of facilities, are located in differing commercial environments with distinctive demographic characteristics, and are geographically removed from one another. Accordingly, management believes that the Mixed-Use Properties compete for tenants in different commercial and geographic sub-markets of the metropolitan Washington, DC/Baltimore market and do not compete with one another.

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Lease Expirations of Mixed-Use Properties

The following table sets forth, by year of expiration, the aggregate amount of base rent and leasable area for commercial leases in place at the Mixed-Use Properties that the Company owned as of December 31, 2025, for each of the next ten years beginning with 2026, assuming that none of the tenants exercise renewal options and excluding an aggregate of 141,799 square feet of unleased office and retail space, which represented 11.3% of the GLA of the commercial space within the Mixed-Use Properties as of December 31, 2025.

Commercial Lease Expirations of Mixed-Use Properties

Year of Lease Expiration	Leasable Area Represented by Expiring Leases	Percentage of Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Annual Base Rent Under Expiring Leases	Annual Base Rent per Square Foot
2026	71,339 sf	5.7 %	$ 2,233,344	6.1 %	$ 31.31
2027	90,446	7.2 %	2,717,574	7.5 %	30.05
2028	80,825	6.5 %	2,206,738	6.1 %	27.30
2029	61,633	4.9 %	2,194,006	6.0 %	35.60
2030	90,085	7.2 %	3,472,524	9.5 %	38.55
2031	208,230	16.6 %	5,600,032	15.4 %	26.89
2032	20,051	1.6 %	608,341	1.6 %	30.34
2033	85,721	6.8 %	3,926,369	10.8 %	45.80
2034	59,773	4.8 %	3,019,531	8.3 %	50.52
2035	108,310	8.7 %	1,802,220	5.0 %	16.64
Thereafter	234,648	18.7 %	8,609,817	23.7 %	36.69
Total	1,111,061 sf	88.7 %	$ 36,390,496	100.0 %	$ 32.75

(1) Calculated using annualized contractual base rent payable as of December 31, 2025, for the expiring GLA, excluding expenses payable by or reimbursable from tenants.

As of December 31, 2025, the Company had 1,484 apartment leases, 1,119 of which will expire in 2026 and 365 of which will expire in 2027. Annual base rent due under these leases is $34.7 million and $4.5 million for the years ending December 31, 2026 and 2027, respectively.

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Current Portfolio Properties

The following table sets forth, at the dates indicated, certain information regarding the Current Portfolio Properties:

Property	Location		Leasable Area (Square Feet)	Year Acquired or Developed (Renovated)	Land Area (Acres)	Percentage Leased as of December 31, 2025 2025	2024	2023	2022	2021	Anchor / Significant Tenants as at December 31, 2025
Shopping Centers											
Ashbrook Marketplace	Ashburn, VA		85,819	2018 (2019)	13.7	100%	100%	100%	100%	100%	Lidl, Planet Fitness, Starbucks, Dunkin Donuts, Valvoline, Tous Le Jours, McAlisters Deli, Apple Federal Credit Union
Ashburn Village	Ashburn, VA		221,596	1994-2006	26.4	98%	98%	96%	94%	96%	Giant Food, Hallmark, McDonald's, Dunkin Donuts, Kinder Care, Blue Ridge Grill
Ashland Square Phase I	Dumfries, VA		23,120	2007	2.0	100%	100%	100%	100%	100%	Capital One Bank, CVS Pharmacy, The All American Steakhouse
Beacon Center	Alexandria, VA		359,671	1972 (1993/99/07)	32.3	100%	100%	99%	100%	100%	Lowe's Home Improvement Center, Giant Food, Home Goods, Outback Steakhouse, Marshalls, Party Depot, Panera Bread, TGI Fridays, Starbucks, Famous Dave's, Chipotle, Capital One Bank, Wendy's, First Watch
BJ's Wholesale Club	Alexandria, VA		115,660	2008	9.6	100%	100%	100%	100%	100%	BJ's Wholesale Club
Boca Valley Plaza	Boca Raton, FL		121,365	2004	12.7	96%	99%	100%	100%	94%	Publix, Boca Raton Fitness Center, Anima Domus, Foxtail Coffee
Boulevard	Fairfax, VA		49,140	1994 (1999/09)	4.9	100%	100%	100%	100%	96%	Panera Bread, Petco, JP Morgan Chase, Dollar Tree
Briggs Chaney MarketPlace	Silver Spring, MD		194,258	2004	18.2	98%	98%	98%	99%	95%	Global Food, Ross Dress For Less, Advance Auto Parts, McDonald's, Dunkin Donuts, Enterprise Rent-A-Car, Dollar Tree, Dollar General, Salon Plaza, Chipotle
Broadlands Village	Ashburn, VA		174,438	2003/2004/ 2006	24.0	97%	100%	100%	91%	92%	Aldi Grocery, The All American Steakhouse, Dollar Tree, Starbucks, Minnieland Day Care, LA Fitness, Chase Bank, X-Golf, Inova Go Health
Burtonsville Town Square	Burtonsville, MD	(4)	139,928	2017	26.3	100%	100%	100%	100%	100%	Giant Food, Petco, Starbucks, Greene Turtle, Capital One Bank, CVS Pharmacy, Roy Rogers, Mr. Tire, Taco Bell
Countryside Marketplace	Sterling, VA		137,804	2004	16.0	96%	93%	92%	85%	91%	Lotte Plaza Market, CVS Pharmacy, Starbucks, McDonald's, 7-Eleven, VA ABC, K-9 Luxury Pet Hotel

28

Property	Location	Leasable Area (Square Feet)	Year Acquired or Developed (Renovated)	Land Area (Acres)	Percentage Leased as of December 31, 2025					Anchor / Significant Tenants as at December 31, 2025
					2025	2024	2023	2022	2021	
Cranberry Square	Westminster, MD	141,450	2011	18.9	91%	100%	100%	100%	97%	Giant Food, Giant Gas Station, Staples, Wendy's, Sola Salons, Ledo Pizza, Hallmark
Cruse MarketPlace	Cumming, GA	78,686	2004	10.6	89%	96%	95%	93%	94%	Publix, Orange Theory
Flagship Center	Rockville, MD	21,500	1972, 1989	0.5	100%	100%	100%	100%	100%	Chase Bank, Bank of America
French Market	Oklahoma City, OK	246,148	1974 (1984/98)	13.8	76%	80%	63%	75%	75%	Burlington Coat Factory, The Tile Shop, Lakeshore Learning Center, Dollar Tree, Verizon, Raising Cane's, Skechers, Hobby Lobby, Mathis Sleep Center
Germantown	Germantown, MD	18,982	1992	2.7	100%	100%	100%	100%	100%	CVS Pharmacy, Jiffy Lube
The Glen	Woodbridge, VA	136,440	1994 (2005)	14.7	100%	100%	100%	99%	93%	Safeway, Panera Bread, Five Guys, Chipotle
Great Falls Center	Great Falls, VA	91,666	2008	11.0	95%	99%	100%	100%	98%	Safeway, CVS Pharmacy, Northwest Federal Credit Union, Starbucks, Subway
Hampshire Langley	Takoma Park, MD	131,700	1972 (1979)	9.9	93%	100%	100%	100%	100%	Mega Mart, Starbucks, Chuck E. Cheese, Sardi's Chicken, Capital One Bank, Kool Smiles, Wells Fargo
Hunt Club Corners	Apopka, FL	106,886	2006	13.9	100%	99%	98%	98%	99%	Publix, Pet Supermarket, Boost Mobile
Jamestown Place	Altamonte Springs, FL	96,201	2005	10.9	100%	100%	100%	100%	100%	Carrabas Italian Grill, Orlando Health, Crunch Fitness, AT&T
Kentlands Square I	Gaithersburg, MD	119,694	2002	11.5	100%	98%	100%	100%	100%	Lowe's Home Improvement Center, Chipotle, Starbucks, Shake Shack
Kentlands Square II and Kentlands Pad	Gaithersburg, MD	253,322	2011	23.4	97%	100%	100%	96%	97%	Giant Food, At Home, Panera Bread, Hallmark, Chick-Fil-A, Coal Fire Pizza, Cava Mezza Grill, Truist Bank, Hand & Stone Massage, Crumbl Cookie, Quincy's Restaurant, Wonder
Kentlands Place	Gaithersburg, MD	40,697	2005	3.4	87%	100%	79%	78%	86%	Bonefish Grill, F45 Training, Dollar Tree
Lansdowne Town Center	Leesburg, VA	196,817	2006	23.3	99%	97%	94%	91%	90%	Harris Teeter, CVS Pharmacy, Panera Bread, Starbucks, Ford's Oyster House, Fusion Learning, Chick-Fil-A, Chase Bank
Leesburg Pike Plaza	Baileys Crossroads, VA	97,752	1966 (1982/95)	9.4	100%	100%	100%	100%	93%	CVS Pharmacy, Capital One Bank, Five Guys, Dollar Tree, Advanced Auto
Lumberton Plaza	Lumberton, NJ	162,718	1975 (1992/96)	23.3	69%	76%	61%	66%	66%	Aldi, Burger King, Big Rich Fitness, Enterprise Rent-A-Car, Five Below, Ollie's Bargain Outlet
Metro Pike Center	Rockville, MD	67,488	2010	4.6	94%	96%	96%	85%	85%	Dunkin Donuts, 7-Eleven, Palm Beach Tan, Mattress Warehouse, Salvation Army, Dollar Tree

29

Property	Location	Leasable Area (Square Feet)	Year Acquired or Developed (Renovated)	Land Area (Acres)	Percentage Leased as of December 31, 2025					Anchor / Significant Tenants as at December 31, 2025
					2025	2024	2023	2022	2021	
Shops at Monocacy	Frederick, MD	111,341	2004	13.0	100%	100%	98%	100%	98%	Giant Food, Panera Bread, Five Guys, California Tortilla, Firehouse Subs, Comcast, NTB, Wing Stop
Northrock	Warrenton, VA	100,032	2009	15.4	87%	94%	94%	96%	94%	Harris Teeter, Longhorn Steakhouse, Ledo's Pizza, Capital One Bank
Olde Forte Village	Ft. Washington, MD	143,577	2003	16.0	93%	93%	98%	98%	98%	Safeway, Advance Auto Parts, Dollar Tree, McDonald's, Wendy's, Ledo's Pizza, M&T Bank
Olney	Olney, MD	53,765	1975 (1990)	3.7	93%	95%	95%	96%	93%	Walgreens, Olney Grille, Ledo's Pizza, Popeye's, Sardi's Fusion, Qdoba
Orchard Park	Dunwoody, GA	87,365	2007	10.5	99%	99%	99%	100%	100%	Kroger, Jett Ferry Dental
Palm Springs Center	Altamonte Springs, FL	126,446	2005	12.0	100%	95%	98%	97%	98%	Publix, Toojay's Deli, The Tile Shop, Rockler Tools, Sola Salons
Ravenwood	Baltimore, MD	93,328	1972 (2006)	8.0	90%	91%	92%	93%	95%	Giant Food, Dominos, Wingstop
11503 Rockville Pk / 5541 Nicholson Ln	Rockville, MD	40,249	2010 / 2012	3.0	57%	57%	57%	57%	61%	Dr. Boyd's Pet Resort, Metropolitan Emergency Animal Clinic
1500/1580 Rockville Pike	Rockville, MD	64,781	2012/2014	10.2	100%	100%	100%	98%	100%	CVS Pharmacy
Seabreeze Plaza	Palm Harbor, FL	146,673	2005	18.4	99%	99%	97%	96%	94%	Publix, Petco, Planet Fitness, Vision Works, Sanitas Medical Center
Marketplace at Sea Colony	Bethany Beach, DE	21,677	2008	5.1	100%	100%	100%	100%	100%	Armand's Pizza, Candy Kitchen, Summer Salts, Fin's Alehouse, Vacasa
Seven Corners	Falls Church, VA	573,481	1973 (1994-7/07)	31.6	99%	100%	99%	98%	98%	The Home Depot, Giant Food, Michaels Arts & Crafts, Barnes & Noble, Ross Dress For Less, Ski Chalet, Off-Broadway Shoes, Starbucks, Red Robin Gourmet Burgers, Chipotle, Wendy's, Burlington Coat Factory, Mattress Warehouse, J. P. Morgan Chase, Five Below, Raising Canes, Ebisu
Severna Park Marketplace	Severna Park, MD	254,011	2011	20.6	96%	96%	93%	95%	89%	Giant Food, Kohl's, Office Depot, Goodyear, Chipotle, McDonald's, Five Guys, Jersey Mike's, Bath & Body Works, Wells Fargo, MOD Pizza, Petco, AT&T, Chase Bank
Shops at Fairfax	Fairfax, VA	68,762	1975 (1993/99)	6.7	100%	100%	100%	100%	98%	99 Ranch
Smallwood Village Center	Waldorf, MD	173,341	2006	25.1	84%	93%	90%	90%	79%	Safeway, Family Dollar, Won's Beauty Outlet

30

Property	Location	Leasable Area (Square Feet)	Year Acquired or Developed (Renovated)	Land Area (Acres)	Percentage Leased as of December 31, 2025					Anchor / Significant Tenants as at December 31, 2025
					2025	2024	2023	2022	2021	
Southdale	Glen Burnie, MD	491,628	1972 (1986)	39.8	99%	99%	99%	100%	94%	The Home Depot, Michaels Arts & Crafts, Marshalls, PetSmart, Value City Furniture, Athletic Warehouse, Starbucks, Gallo Clothing, Office Depot, The Tile Shop, Mercy Health Care, Massage Envy, Potbelly, Capital One Bank, Chipotle, Banfield Pet Hospital, Glory Days Grill, Bank of America, Grocery Outlet, Longhorn Steakhouse
Southside Plaza	Richmond, VA	371,761	1972	32.8	97%	99%	96%	95%	98%	Super Fresh, Citi Trends, City of Richmond, McDonald's, Burger King, Kool Smiles, Crafty Crab, Roses
South Dekalb Plaza	Atlanta, GA	163,418	1976	14.6	92%	75%	94%	94%	94%	Emory Clinic, Roses, Deal $, Humana Oak Street Health, Auto Zone
Thruway	Winston-Salem, NC	368,688	1972 (1997)	31.5	97%	94%	97%	90%	81%	Harris Teeter, Trader Joe's, Talbots, Hanes Brands, Jos. A. Bank, Chico's, Loft, FedEx Office, New Balance, Aveda Salon, Carter's Kids, McDonald's, Chick-Fil-A, Wells Fargo Bank, Francesca's Collections, Great Outdoor Provision Company, White House / Black Market, Soma, J. Crew, Chop't, Lululemon, Orange Theory, Athleta, Sephora, O2 Fitness, Hallmark, Sleep Number, The Good Feet Store, Hand & Stone Massage, Golf Galaxy, Warby Parker, Lovesac, Kendra Scott
Village Center	Centreville, VA	145,651	1990	17.2	95%	94%	86%	89%	88%	Giant Food, Starbucks, Pet Supplies Plus, Bikram Yoga, Truist Bank, Vitality Fitness
Westview Village	Frederick, MD	103,186	2009	11.6	100%	100%	99%	99%	89%	Silver Diner, Sleepy's, Music & Arts, Firehouse Subs, CiCi's Pizza, Café Rio, Five Guys, Regus, Krispy Kreme, Wendy's, State Employees Credit Union (SECU), GNC, Moby Dick's House of Kabobs, Wingstop
White Oak	Silver Spring, MD	480,676	1972 (1993)	27.9	98%	100%	100%	100%	100%	Giant Food, Sears, Sarku Japan, Beauty 4 U
	Total Shopping Centers (1)	7,814,783		766.6	95.6%	96.4%	95.3%	94.7%	93.4%	

31

Property	Location		Leasable Area (Square Feet)	Year Acquired or Developed (Renovated)	Land Area (Acres)	Percentage Leased as of December 31, 2025 2025	2024	2023	2022	2021		Anchor / Significant Tenants as at December 31, 2025
Mixed-Use Properties (3)												
Avenel Business Park	Gaithersburg, MD		390,683	1981-2000	37.1	99%	95%	96%	90%	87%		General Services Administration, Gene Dx, Inc., American Type Culture Collection, Inc.
Clarendon Center-North Block	Arlington, VA	(4)	108,386	2010	0.6	96%	89%	89%	85%	86%		Airlines Reporting Corporation, AT&T Mobility, Chipotle
Clarendon Center-South Block	Arlington, VA	(4)	104,894	2010	1.3	58%	53%	53%	71%	88%		Trader Joe's, Circa, Burke & Herbert Bank, South Block Blends, Leadership Institute, Massage Envy
Clarendon Center Residential-South Block (244 units)	Arlington, VA	(4)	188,671	2010		98%	97%	98%	97%	98%		
Park Van Ness-Residential (271 units)	Washington, DC	(4)	214,600	2016	1.4	97%	97%	97%	97%	96%		
Park Van Ness-Retail	Washington, DC	(4)	8,847	2016		94%	76%	76%	32%	100%		Sfoglina Pasta House, Rosedale
601 Pennsylvania Ave.	Washington, DC		227,651	1973 (1986)	1.0	87%	91%	82%	76%	78%		National Gallery of Art, American Assn. of Health Plans, Southern Company, Regus, Capital Grille
Washington Square	Alexandria, VA		236,376	1975 (2000)	2.0	78%	83%	84%	78%	71%		Academy of Managed Care Pharmacy, Cooper Carry, International Information Systems Security Certification Consortium, Trader Joe's, FedEx Office, Talbots
The Waycroft-Residential (491 units)	Arlington, VA	(4)	404,709	2020	2.8	97%	99%	98%	98%	97%		
The Waycroft-Retail	Arlington, VA	(4)	60,048	2020		100%	100%	100%	100%	91%		Target, Enterprise Rent-A-Car, Silver Diner, Salon Lofts
The Milton at Twinbrook Quarter (452 units)	Rockville, MD	(5)	365,226	2024	2.8	98%	48%	N/A	N/A	N/A		
Twinbrook Quarter Phase 1-Retail	Rockville, MD		105,924	2024		96%	92%	N/A	N/A	N/A		Wegmans
Hampden House - Residential (366 units)	Bethesda, MD	(5)	312,154	2025	0.6	30%	N/A	N/A	N/A	N/A		
Hampden House - Retail	Bethesda, MD		10,051	2025		85%	N/A	N/A	N/A	N/A		Visual Comfort & Co.
	Total Mixed-Use Properties	(1)	2,738,220		49.6	88.7%	87.9%	86.0%	82.5%	82.3%	(2)	
	Total Portfolio	(1)	10,553,003		816.2	94.6%	95.2%	94.1%	93.2%	92.0%	(2)	

32

Property	Location	Year Acquired or Developed (Renovated)	Land Area (Acres)	Development Activity
Land and Development Properties				
Twinbrook Quarter - Future Phases	Rockville, MD	2021	6.3	A development timetable has yet to be finalized.
Ashland Square Phase II	Manassas, VA	2004	17.3	The Company has entered into a lease with Publix for a new grocery store and has executed leases for two additional pad sites. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space including the 50,325 square foot Publix, the three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. The development timetable is currently being finalized.
New Market	New Market, MD	2005	35.5	Parcel will accommodate retail development in excess of 120,000 square feet near I-70, east of Frederick, Maryland. A development timetable has yet to be finalized.
	Total Development Properties		59.1	

(1) Percentage leased is a percentage of rentable square feet leased for commercial space and a percentage of units leased for apartments. Prior year leased percentages, including Total Shopping Centers, Total Mixed-Use Properties and Total Portfolio have been recalculated to exclude the impact of properties sold or removed from service and, therefore, the percentages reported in this table may be different than the percentages previously reported.

(2) Total percentage leased is for commercial space only.

(3) For the purposes of the property count listed elsewhere in this document, residential and commercial are combined. The residential units at Clarendon South, Park Van Ness, The Waycroft, Twinbrook Quarter Phase 1 and Hampden House are all part of the same building as the commercial tenants at those locations.

(4) Property is LEED certified.

(5) Property has received a gold certification under the National Green Building Standard.

33

34 Item 3. Legal Proceedings In the normal course of business, the Company is involved in litigation, including litigation arising out of the collection of rents, the enforcement or defense of the priority of its security interests, and the continued development and marketing of certain of its real estate properties. In the opinion of management, litigation that is currently pending should not have a material adverse impact on the financial condition or future operations of the Company. Item 4. Mine Safety Disclosures Not applicable. Table of Contents

35 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Shares of Saul Centers common stock are listed on the New York Stock Exchange under the symbol “BFS.” Holders The approximate number of holders of record of the common stock was 157 as of February 23, 2026. Many of our shares of common stock are held by brokers and institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. Dividends and Distributions Under the Code, REITs are subject to numerous organizational and operating requirements, including the requirement to distribute at least 90% of REIT taxable income. The Company distributed more than the required amount in 2025 and 2024. See Notes to Consolidated Financial Statements, No. 13, “Distributions.” The Company may or may not elect to distribute in excess of 90% of REIT taxable income in future years. The Company’s estimate of cash flow available for distributions is believed to be based on reasonable assumptions and represents a reasonable basis for setting distributions. However, the actual results of operations of the Company will be affected by a variety of factors, including but not limited to actual rental revenue, operating expenses of the Company, interest expense, general economic conditions, federal, state and local taxes (if any), unanticipated capital expenditures, the adequacy of reserves and preferred dividends. While the Company intends to continue paying regular quarterly distributions, any future payments will be determined solely by the Board of Directors and will depend on a number of factors, including cash flow of the Company, its financial condition and capital requirements, the annual distribution amounts required to maintain its status as a REIT under the Code, and such other factors as the Board of Directors deems relevant. We are obligated to pay regular quarterly distributions to holders of preferred depositary shares, prior to distributions on the common stock. Acquisition of Equity Securities by the Saul Organization B. Francis Saul II, the Company's Chairman of the Board and Chief Executive Officer, his spouse and entities affiliated with Mr. Saul II, through participation in the Company's Dividend Reinvestment and Stock Purchase Plan for the October 31, 2025 dividend distribution acquired 7,207 shares of common stock at a price of $28.78 per share and 197,908 limited partnership units at an average price of $28.89 per unit. The limited partnership units were sold pursuant to Section 4(a)(2) of the Securities Act. No shares were acquired pursuant to a publicly announced plan or program. Table of Contents

36 Performance Graph Rules promulgated under the Exchange Act require the Company to present a graph comparing the cumulative total stockholder return on its Common Stock with the cumulative total stockholder return of (i) a broad equity market index, and (ii) a published industry index or peer group. The following graph compares the cumulative total stockholder return of the Company’s common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the Financial Times Stock Exchange Group National Association of Real Estate Investment Trust Equity Index (“FTSE NAREIT Equity”), the S&P 500 Index (“S&P 500”) and the Russell 2000 Index (“Russell 2000”). The graph assumes the investment of $100 on December 31, 2020. To ta l R et ur n Pe r $ 10 0 In ve st ed Cumulative Total Return Saul Centers, Inc. S&P 500 Russell 2000 FTSE NAREIT Equity 12/31/2020 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 $75 $100 $125 $150 $175 $200 $225 Period Ended Index 12/31/2020 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 Saul Centers, Inc. $ 100.00 $ 176.58 $ 142.38 $ 146.32 $ 153.62 $ 133.97 S&P 500 $ 100.00 $ 128.75 $ 105.36 $ 132.95 $ 166.03 $ 195.45 Russell 2000 $ 100.00 $ 114.54 $ 91.08 $ 106.42 $ 118.54 $ 133.55 NAREIT Equity $ 100.00 $ 143.25 $ 108.40 $ 123.26 $ 134.01 $ 137.84 Source: Bloomberg Item 6. [Reserved] Table of Contents

37 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related footnotes included elsewhere in this Annual Report on Form 10-K. We make statements in this section that are forward- looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "Forward-Looking Statements." Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see "Item 1A. Risk Factors." Overview The Company's primary strategy is to continue to diversify its assets through development of transit-oriented, residential mixed-use projects and expansion of and additions to its grocery-anchored Shopping Centers in the Washington, DC/Baltimore metropolitan area. The Company's operating strategy also includes improvement of the operating performance of its assets, internal growth of its Shopping Centers through the addition of pad sites, and supplementing its development pipeline with selective redevelopment and renovations of its core Shopping Centers. The Company has a pipeline of entitled sites in its portfolio, some of which are currently Shopping Centers, for development of up to 2,500 apartment units and 850,000 square feet of retail and office space. All such sites are located proximate to Washington Metropolitan Area Transit Authority red line Metro stations in Montgomery County, Maryland. In addition, the Company recently entered into a lease with Publix to develop a new grocery store at Ashland Square in Prince William County, Virginia. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space including the 50,325 square foot Publix, three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. The Company intends to selectively add free-standing pad site buildings within its Shopping Center portfolio and replace underperforming tenants with tenants that generate strong traffic, including anchor stores such as grocery stores. The Company has two executed leases and six leases are under negotiation for a total of eight more pad sites. In recent years, there has been a limited amount of quality properties for sale. Management believes it will continue to be challenging to identify acquisition opportunities for investment in existing and new shopping center and mixed-use properties into the near future. It is management’s view that several of the sub-markets in which the Company operates have, or are expected to have in the future, attractive supply/demand characteristics. The Company will continue to evaluate acquisition, development and redevelopment as integral parts of its overall business plan. Actions taken by the Federal government will likely continue to impact the office, retail and residential real estate markets in the Washington, DC/Baltimore metropolitan area over the coming years. Because the majority of the Company’s property net operating income is produced by our Shopping Centers, we continually monitor the implications of government policy changes, as well as shifts in consumer demand between on-line and in-store shopping, on future shopping center construction and retailer store expansion and closure plans. Based on our observations, we continue to adapt our marketing and merchandising strategies in ways to maximize our future performance. The Company's commercial leasing percentage, on a same property basis, which excludes the impact of properties not in operation for the entirety of the comparable periods, decreased to 94.6% at December 31, 2025, from 95.2% at December 31, 2024. The Company maintains a ratio of total debt to total asset value of under 50%, which allows us to obtain additional secured borrowings if necessary. As of December 31, 2025, including $100.0 million of hedged variable-rate debt, total fixed- rate debt with staggered maturities from 2026 to 2041 represented approximately 88.4% of the Company’s notes payable, thus minimizing refinancing risk. The Company’s unhedged variable-rate debt consists of $189.0 million outstanding under the New Credit Facility. As of December 31, 2025, the Company has availability of approximately $96.2 million under its New Credit Facility. Although it is management’s present intention to concentrate future acquisition and development activities on transit- oriented, residential mixed-use properties and grocery-anchored shopping centers in the Washington, DC/Baltimore metropolitan area, the Company may, in the future, also acquire other types of real estate in other areas of the country as opportunities present themselves. The Company plans to continue to diversify in terms of property types, locations, size and market, and it does not set any limit on the amount or percentage of assets that may be invested in any one property or any one geographic area. Table of Contents

38 Critical Accounting Policies The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), which requires management to make certain estimates and assumptions that affect the reporting of financial position and results of operations. See Note 2 to the Consolidated Financial Statements in this report. The Company has identified the following policies that, due to estimates and assumptions inherent in those policies, involve a relatively high degree of judgment and complexity. Real Estate Investments Real estate investment properties are stated at historic cost less depreciation. Although the Company intends to own its real estate investment properties over a long term, from time to time it will evaluate its market position, market conditions, and other factors and may elect to sell properties that do not conform to the Company’s investment profile. Management believes that the Company’s real estate assets have generally appreciated in value since their acquisition or development and, accordingly, the aggregate current value exceeds their aggregate net book value and also exceeds the value of the Company’s liabilities as reported in the financial statements. Because the financial statements are prepared in conformity with GAAP, they do not report the current value of the Company’s real estate investment properties. If there is an event or change in circumstance that indicates a potential impairment in the value of a real estate investment property, the Company prepares an analysis to determine whether the carrying amount of the real estate investment property exceeds its estimated fair value. The Company considers both quantitative and qualitative factors when identifying impairment indicators including recurring operating losses, significant decreases in occupancy, and significant adverse changes in market conditions, legal factors and business climate. If impairment indicators are present, the Company compares the projected cash flows of the property over its remaining useful life, on an undiscounted basis, to the carrying amount of that property. The Company assesses its undiscounted projected cash flows based upon estimated capitalization rates, historic operating results and market conditions that may affect the property. If the carrying amount is greater than the undiscounted projected cash flows, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its then estimated fair value. The fair value of any property is sensitive to the actual results of any of the aforementioned estimated factors, either individually or taken as a whole. Should the actual results differ from management’s projections, the valuation could be negatively or positively affected. Accounts Receivable, Accrued Income, and Allowance for Doubtful Accounts Accounts receivable are primarily comprised of rental and reimbursement billings due from tenants, and straight-line rent receivables representing the cumulative amount of adjustments necessary to present rental income on a straight-line basis. Individual leases are assessed for collectability and, upon the determination that the collection of rents is not probable, accrued rent and accounts receivable are charged off, and the charge off is reflected as an adjustment to rental revenue. Revenue from leases where collection is not probable is recorded on a cash basis until collectability is determined to be probable. We also assess whether operating lease receivables, at the portfolio level, are appropriately valued based upon an analysis of balances outstanding, effects of tenant bankruptcies, historical levels of bad debt and current economic trends. Evaluating and estimating uncollectable lease payments and related receivables requires a significant amount of judgment by management and is based on the best information available to management at the time of evaluation. Actual results could differ from these estimates. Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, which are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, the Company believes the final outcome of current matters will not have a material adverse effect on its financial position or the results of operations. Upon determination that a loss is probable to occur, the estimated amount of the loss is recorded in the financial statements. Both the amount of the loss and the point at which its occurrence is considered probable can be difficult to determine. Table of Contents

Results of Operations

The following is a discussion of the components of revenue and expense for the entire Company. This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on February 28, 2025.

Net income for 2025 decreased to $49.2 million from $67.7 million in 2024. The $18.5 million decline in net income primarily resulted from the adverse impact of the initial operations of Twinbrook Quarter Phase I of $14.3 million and Hampden House of $5.1 million. Significant changes in revenue and expenses are discussed below.

Revenue

	Year ended December 31,			Percentage Change	
(Dollars in thousands)	2025	2024	2023	2025 from 2024	2024 from 2023
Base rent	$ 237,426	$ 216,622	$ 208,295	9.6 %	4.0 %
Expense recoveries	44,310	40,826	37,094	8.5 %	10.1 %
Percentage rent	1,806	1,853	1,790	(2.5)%	3.5 %
Other property revenue	2,545	2,737	2,412	(7.0)%	13.5 %
Credit losses on operating lease receivables, net	(1,722)	(860)	(534)	100.2 %	61.0 %
Rental revenue	284,365	261,178	249,057	8.9 %	4.9 %
Other revenue	5,478	7,669	8,150	(28.6)%	(5.9)%
Total revenue	$ 289,843	$ 268,847	$ 257,207	7.8 %	4.5 %

Total revenue increased 7.8% in 2025 compared to 2024 as described below.

Base rent: Base rent includes $9.5 million and $(7.8) million for 2025 and 2024, respectively, to recognize base rent on a straight-line basis. In addition, base rent includes $0.6 million and $0.8 million for 2025 and 2024, respectively, to recognize income from the accretion of discounts related to in-place leases acquired in connection with purchased real estate investment properties. The $20.8 million increase in base rent in 2025 compared to 2024 was primarily attributable to (a) higher residential and commercial base rent related to Twinbrook Quarter Phase I of $11.0 million, (b) higher commercial base rent, exclusive of Twinbrook Quarter Phase I and Hampden House, of $7.7 million, (c) higher residential base rent, exclusive of Twinbrook Quarter Phase I and Hampden House, of $1.4 million and (d) higher residential and commercial base rent of Hampden House of $0.7 million.

Expense recoveries: The $3.5 million increase in expense recoveries in 2025 compared to 2024 is primarily attributable to an increase in recoverable property operating expenses.

Credit losses on operating lease receivables, net: Credit losses on operating lease receivables, net was a loss of $1.7 million during 2025. The loss is primarily due to higher reserves on lease receivables in 2025.

Other Revenue: The $2.2 million decrease in other revenue was primarily due to (a) lower lease termination fees of $2.6 million partially offset by (b) higher parking revenue of $0.4 million.

39

40 Expenses Year ended December 31, Percentage Change (Dollars in thousands) 2025 2024 2023 2025 from 2024 2024 from 2023 Property operating expenses $ 52,034 $ 41,719 $ 37,489 24.7% 11.3 % Real estate taxes 32,446 30,342 29,650 6.9% 2.3 % Interest expense, net and amortization of deferred debt costs 70,548 53,696 49,153 31.4% 9.2 % Depreciation and amortization of deferred leasing costs 58,784 50,502 48,430 16.4% 4.3 % General and administrative 26,932 25,066 23,459 7.4% 6.9 % Total expenses $ 240,744 $ 201,325 $ 188,181 19.6% 7.0 % Total expenses increased 19.6% in 2025 compared to 2024, primarily due to the initial operations of Twinbrook Quarter Phase I and Hampden House. Property operating expenses: Property operating expenses increased $10.3 million in 2025 compared to 2024 primarily due to (a) the initial operations of Twinbrook Quarter Phase I of $4.3 million, (b) higher repairs and maintenance expenses, exclusive of Twinbrook Quarter Phase I and Hampden House, of $3.6 million, of which $2.2 million relates to snow removal costs, (c) higher utility expenses, exclusive of Twinbrook Quarter Phase I and Hampden House, of $1.0 million, (d) the initial operations of Hampden House of $0.9 million and (e) higher insurance costs, exclusive of Twinbrook Quarter Phase I and Hampden House of $0.3 million. Real estate taxes: Real estate taxes increased $2.1 million in 2025 compared to 2024, primarily due to (a) the initial operations of Twinbrook Quarter Phase I of $1.1 million and Hampden House of $0.6 million and (b) higher tax assessments across the portfolio, exclusive of Twinbrook Quarter Phase I and Hampden House. Interest expense, net and amortization of deferred debt costs: Interest expense, net and amortization of deferred debt costs increased 31.4% in 2025 compared to 2024 primarily due to (a) the initial operations of Twinbrook Quarter Phase I of $14.8 million and Hampden House of $2.8 million, (b) $2.1 million of higher interest incurred as a result of higher average outstanding debt and (c) higher amortization of deferred debt costs of $0.6 million partially offset by (d) $2.8 million of lower interest incurred as a result of lower average interest rates and (e) higher capitalized interest, exclusive of Twinbrook Quarter Phase I and Hampden House, prior to Hampden House opening on October 1, 2025, of $0.6 million. Depreciation and amortization of deferred leasing costs: Depreciation and amortization of deferred leasing costs increased $8.3 million in 2025 compared to 2024 primarily due to Twinbrook Quarter Phase I of $6.7 million and Hampden House of $1.6 million as a result of being placed into service in 2024 and 2025, respectively. General and administrative: General and administrative costs increased $1.9 million in 2025 compared to 2024 primarily due to higher employment costs of $1.9 million. Same property revenue and same property net operating income Same property revenue and same property net operating income are non-GAAP financial measures of performance intended to enhance period-to-period comparability by excluding the results of properties that were not in operation for the entirety of the comparable reporting periods. Table of Contents

41 We define same property revenue as total revenue less straight-line base rent and above/below market lease amortization of leases acquired in connection with purchased real estate investment properties minus the revenue of properties not in operation for the entirety of the comparable reporting periods, and we define same property net operating income as net income plus (a) interest expense, net and amortization of deferred debt costs, (b) depreciation and amortization of deferred leasing costs, (c) general and administrative expenses, (d) change in fair value of derivatives, and (e) loss on the early extinguishment of debt minus (f) gains on sale of property, (g) straight-line base rent and above/below market lease amortization of leases acquired in connection with purchased real estate investment properties and (h) the operating income of properties that were not in operation for the entirety of the comparable periods. Other REITs may use different methodologies for calculating same property revenue and same property net operating income. Accordingly, our same property revenue and same property net operating income may not be comparable to those of other REITs. Same property revenue and same property net operating income are used by management to evaluate and compare the operating performance of our properties, and to determine trends in earnings, because these measures are not affected by the cost of our funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to ownership of our properties. We believe the exclusion of these items from revenue and operating income is useful because the resulting measures capture the actual revenue generated and actual expenses incurred by operating our properties. Same property revenue and same property net operating income are measures of the operating performance of our properties but do not measure our performance as a whole. Such measures are therefore not substitutes for total revenue, net income or operating income as computed in accordance with GAAP. The tables below provide reconciliations of property revenue and property net operating income under GAAP to same property revenue and same property net operating income for the indicated periods. Two properties, Twinbrook Quarter Phase I and Hampden House, were excluded from same property results. Same property revenue Year ended December 31, (In thousands) 2025 2024 Total revenue $ 289,843 $ 268,847 Revenue adjustments (1) (10,044) 6,979 Acquisitions, dispositions and development properties (11,598) (9,294) Total same property revenue $ 268,201 $ 266,532 Shopping Centers $ 187,615 $ 186,205 Mixed-Use properties 80,586 80,327 Total same property revenue $ 268,201 $ 266,532 Total Shopping Center revenue $ 187,615 $ 186,205 Shopping Center acquisitions, dispositions and development properties — — Total same Shopping Center revenue $ 187,615 $ 186,205 Total Mixed-Use property revenue $ 92,184 $ 89,621 Mixed-Use acquisitions, dispositions and development properties (11,598) (9,294) Total same Mixed-Use revenue $ 80,586 $ 80,327 (1) Revenue adjustments are straight-line base rent and above/below market lease amortization. Table of Contents

42 The $1.7 million increase in same property revenue in 2025 compared to 2024 was primarily due to (a) higher property operating expense recoveries of $3.1 million, (b) higher residential base rent of $1.3 million and (c) higher commercial base rent of $1.3 million partially offset by (d) lower lease terminations fees of $2.6 million (e) higher credit losses on lease operating receivables, net, of $0.8 million and (f) lower other property revenue primarily attributable to insurance proceeds in the 2024 relating to lost rents because of a tenant that temporarily closed its operations of $0.5 million. Mixed-Use same property revenue is composed of the following: Year Ended December 31, (Dollars In thousands) 2025 2024 Office mixed-use properties (1) $ 38,474 $ 39,839 Residential mixed-use properties (residential activity) (2) 37,522 35,994 Residential mixed-use properties (retail activity) (3) 4,590 4,494 Total Mixed-Use same property revenue $ 80,586 $ 80,327 (1) Includes Avenel Business Park, Clarendon Center – North and South Blocks, 601 Pennsylvania Avenue and Washington Square (2) Includes Clarendon South Block, The Waycroft and Park Van Ness (3) Includes The Waycroft and Park Van Ness Table of Contents

43 Same property net operating income Year Ended December 31, (In thousands) 2025 2024 Net income $ 49,219 $ 67,703 Interest expense, net and amortization of deferred debt costs 70,548 53,696 Depreciation and amortization of deferred leasing costs 58,784 50,502 General and administrative 26,932 25,066 Gains on dispositions of properties (120) (181) Revenue adjustments (1) (10,044) 6,979 Total property net operating income 195,319 203,765 Acquisition, dispositions and development properties (3,570) (8,108) Total same property net operating income $ 191,749 $ 195,657 Shopping Centers $ 142,115 $ 144,699 Mixed-Use properties 49,634 50,958 Total same property net operating income $ 191,749 $ 195,657 Shopping Center property net operating income $ 142,115 $ 144,699 Shopping Center acquisitions, dispositions and development properties — — Total Shopping Center same property net operating income $ 142,115 $ 144,699 Mixed-Use property net operating income $ 53,204 $ 59,066 Mixed-Use acquisitions, dispositions and development properties (3,570) (8,108) Total Mixed-Use same property net operating income $ 49,634 $ 50,958 (1) Revenue adjustments are straight-line base rent and above/below market lease amortization. During 2025, Shopping Center same property net operating income decreased $2.6 million, or 1.8%, and Mixed-Use same property net operating income decreased $1.3 million, or 2.6%. Shopping Center same property net operating income decreased primarily due to (a) lower lease termination fees of $2.7 million, (b) lower property operating expense recoveries, net of expenses, of $1.3 million, (c) higher credit losses on operating lease receivables, net, of $0.8 million and (d) lower other property revenue primarily attributable to insurance proceeds in the 2024 relating to lost rents because of a tenant that temporarily closed its operations of $0.6 million partially offset by (e) higher base rent of $2.8 million. Mixed-Use same property net operating income decreased primarily due to (a) lower commercial base rent of $1.5 million and (b) lower property operating expense recoveries, net of $1.2 million partially offset by (c) higher residential base rent of $1.3 million. Table of Contents

44 Mixed-Use same property net operating income is composed of the following: Year Ended December 31, (In thousands) 2025 2024 Office mixed-use properties (1) $ 23,767 $ 25,701 Residential mixed-use properties (residential activity) (2) 22,674 22,032 Residential mixed-use properties (retail activity) (3) 3,193 3,225 Total Mixed-Use same property net operating income $ 49,634 $ 50,958 (1) Includes Avenel Business Park, Clarendon Center – North and South Blocks, 601 Pennsylvania Avenue and Washington Square (2) Includes Clarendon South Block, The Waycroft and Park Van Ness (3) Includes The Waycroft and Park Van Ness Impact of Inflation The impact of rising operating expenses due to inflation on the operating performance of the Company’s portfolio is partially mitigated by terms in substantially all of the Company’s retail and office leases, which contain provisions designed to increase revenues to offset the adverse impact of inflation on the Company’s results of operations. These provisions include upward periodic adjustments in base rent due from tenants, usually based on a stipulated increase, and, to a lesser extent, on the change in the consumer price index, commonly referred to as the CPI. In addition, many of the Company’s properties are leased to retail and office tenants under long-term leases, which provide for reimbursement of operating expenses by tenants. These leases tend to reduce the Company’s exposure to rising property expenses due to inflation. Inflation and increased costs may have an adverse impact on the Company’s retail and office tenants if increases in their operating expenses exceed increases in their revenue. In a highly inflationary environment, we may not be able to raise apartment rental rates at or above the rate of inflation, which could reduce our profit margins. Liquidity and Capital Resources Cash and cash equivalents were $8.7 million and $10.3 million at December 31, 2025 and 2024, respectively. The changes in cash and cash equivalents during the years ended December 31, 2025 and 2024 were attributable to operating, investing and financing activities, as described below. Year Ended December 31, (In thousands) 2025 2024 Net cash provided by operating activities $ 99,796 $ 121,224 Net cash used in investing activities (95,814) (188,732) Net cash provided by (used in) financing activities (5,540) 69,400 Net increase (decrease) in cash and cash equivalents $ (1,558) $ 1,892 Operating Activities Net cash provided by operating activities represents cash received primarily from rental revenue, plus other revenue, less property operating expenses, leasing costs, normal recurring general and administrative expenses and interest payments on outstanding debt. Investing Activities Net cash used in investing activities includes property acquisitions, developments, redevelopments, tenant improvements and other property capital expenditures. The $92.9 million decrease in cash used in investing activities is primarily due to (a) decreased development expenditures of $98.9 million partially offset by (b) increased additions to real estate investments throughout the portfolio of $5.9 million. Table of Contents

45 Financing Activities Net cash provided by (used in) financing activities represents (a) cash received from loan proceeds and issuance of common stock, preferred stock and limited partnership units minus (b) cash used to repay and curtail loans, redeem preferred stock and pay dividends and distributions to holders of common stock, preferred stock and limited partnership units. See Note 5 to the Consolidated Financial Statements for a discussion of financing activity. Liquidity Requirements Short-term liquidity requirements consist primarily of normal recurring operating expenses and capital expenditures, debt service requirements (including debt service relating to additional and replacement debt), distributions to common and preferred stockholders, distributions to unit holders, and amounts required for expansion and renovation of the Current Portfolio Properties and selective acquisition and development of additional properties. To qualify as a REIT for federal income tax purposes, the Company must distribute to its stockholders at least 90% of its “real estate investment trust taxable income,” as defined in the Code. The Company expects to meet these short-term liquidity requirements (other than amounts required for additional property acquisitions and developments) through cash provided from operations, available cash and its existing line of credit. The Company is developing Twinbrook Quarter Phase I located in Rockville, Maryland. It includes 452 apartment units, an 81,000 square foot Wegmans supermarket, approximately 25,000 square feet of small shop space, and a 230,000 square foot office building. The office tower portion is not being constructed at this time. In connection with the development of the residential and retail portions of Twinbrook Quarter Phase I, we also invested in infrastructure and other items that will support both Twinbrook Quarter Phase I and other portions of the development of Twinbrook Quarter. Excluding imputed capitalized interest, the remaining investment to complete Twinbrook Quarter Phase I is not expected to exceed $9.9 million. A portion of the cost of the project is being financed by a $145.0 million construction-to-permanent loan. As of December 31, 2025, the outstanding balance of the loan was $139.3 million, net of unamortized deferred debt costs. The Milton at Twinbrook Quarter opened and residential tenants began moving in on October 1, 2024. As of February 23, 2026, 440 of the 452 (97.3%) residential units were leased and occupied. Of the approximately 106,000 square feet of ground floor retail, the base building is complete and 101,400 square feet (95.7%) has been leased. The Wegmans supermarket at Twinbrook Quarter opened for business on June 25, 2025. As of February 23, 2026, including the Wegmans supermarket, approximately 88,500 square feet of the retail space is open and the remaining leased retail space is expected to open at various times during 2026 as tenants complete their buildouts. The development potential of all phases of the entire 18.4 acre Twinbrook Quarter site totals 1,865 residential units, 473,000 square feet of retail space, and 431,000 square feet of office space. The Company is also developing Hampden House, located in downtown Bethesda, Maryland, which includes 366 apartment units and 10,100 square feet of retail space. Excluding imputed capitalized interest, the remaining investment to complete the project is not expected to exceed $6.8 million. A portion of the cost of the project is being financed by a $133.0 million construction-to-permanent loan. As of December 31, 2025, the outstanding balance of the loan was $115.4 million, net of unamortized deferred debt costs. Hampden House opened and residential tenants began moving in on October 1, 2025. As of February 23, 2026, 130 of the 366 (35.5%) residential units are leased and occupied. Of the approximately 10,100 square feet of ground floor retail, 8,600 square feet (85.1%) has been leased and tenant build-outs are in progress. During 2025, the Company entered into a lease with Publix for a new grocery store, which we will construct, at Ashland Square in Prince William County, Virginia. The Ashland Square property currently includes three pad sites with operating tenants. We have executed leases at Ashland Square for two additional pad sites. When complete, Ashland Square is expected to ultimately comprise approximately 124,000 square feet of retail space, including the 50,325 square foot Publix, the three existing pad sites, four additional pad sites and approximately 30,000 square feet of small shop space. Long-term liquidity requirements consist primarily of obligations under our long-term debt and dividends paid to our preferred shareholders. The Company anticipates that long-term liquidity requirements will also include amounts required for property acquisitions and developments. Table of Contents

46 The Company may also redevelop certain of the Current Portfolio Properties and may develop additional freestanding outparcels or expansions within certain of the Shopping Centers. Acquisition and development of properties are undertaken only after careful analysis and review, and management’s determination that such properties are expected to provide long-term earnings and cash flow growth. During the coming year, developments, expansions or acquisitions (if any) are expected to be funded with available cash, bank borrowings from the Company’s credit line, construction and permanent financing, proceeds from the operation of the Company’s Dividend Reinvestment and Share Purchase Plan or other external debt or equity capital resources available to the Company. Any future borrowings may be at the Saul Centers, Operating Partnership or Subsidiary Partnership level, and securities offerings may include (subject to certain limitations) the issuance of additional limited partnership interests in the Operating Partnership which can be converted into shares of Saul Centers common stock. The availability and terms of any such financing will depend upon market and other conditions. Contractual Payment Obligations As of December 31, 2025, the Company had unfunded contractual payment obligations totaling approximately $239.7 million, excluding operating obligations, due within the next 12 months. The table below shows the total contractual payment obligations as of December 31, 2025. Payments Due By Period (In thousands) One Year or Less More Than One Year Total Notes Payable: Interest $ 55,023 $ 481,255 $ 536,278 Scheduled Principal 24,202 444,245 468,447 Balloon Payments (1) 134,088 1,023,283 1,157,371 Subtotal 213,313 1,948,783 2,162,096 Corporate Headquarters Lease (2) 850 142 992 Development and Predevelopment Obligations 13,457 4,100 17,557 Tenant Improvements 12,030 — 12,030 Total Contractual Obligations $ 239,650 $ 1,953,025 $ 2,192,675 (1) Includes $289.0 million outstanding under the New Credit Facility. See Note 5 to the Consolidated Financial Statements. (2) See Note 7 to Consolidated Financial Statements. Corporate Headquarters Lease amounts represent an allocation to the Company based upon employees’ time dedicated to the Company’s business as specified in the Shared Services Agreement. Future amounts are subject to change as the number of employees employed by each of the parties to the lease fluctuates. Dividend Reinvestments In December 1995, the Company established a Dividend Reinvestment and Stock Purchase Plan (the “Plan”) to allow its common stockholders and holders of limited partnership interests an opportunity to buy additional shares of common stock by reinvesting all or a portion of their dividends or distributions. The Plan provides for investing in newly issued shares of common stock at a 3% discount from market price without payment of any brokerage commissions, service charges or other expenses. All expenses of the Plan are paid by the Company. The Company issued 95,370 and 57,689 shares under the Plan at a weighted average discounted price of $30.77 and $37.50 per share during the years ended December 31, 2025 and 2024, respectively. The Company issued 603,868 and 431,495 limited partnership units under the Plan at a weighted average price of $30.95 and $38.20 per unit during the years ended December 31, 2025 and 2024, respectively. The Company also credited 9,174 and 7,539 shares to directors pursuant to the reinvestment of dividends specified by the Directors’ Deferred Compensation Plan at a weighted average discounted price of $31.49 and $37.50 per share, during the years ended December 31, 2025 and 2024, respectively. Capital Strategy and Financing Activity As a general policy, the Company intends to maintain a ratio of its total debt to total estimated asset value of 50% or less and to actively manage the Company’s leverage and debt expense on an ongoing basis in order to maintain prudent coverage of fixed charges. Asset value is the aggregate fair market value of the Current Portfolio Properties and any subsequently acquired properties as reasonably determined by management by reference to the properties’ aggregate cash flow. Given the Company’s current debt level, it is management’s belief that the ratio of the Company’s debt to total estimated asset value was below 50% as of December 31, 2025. Table of Contents

The organizational documents of the Company do not limit the absolute amount or percentage of indebtedness that it may incur. The Board of Directors may, from time to time, reevaluate the Company's debt capitalization policy in light of current economic conditions, relative costs of capital, market values of the Company property portfolio, opportunities for acquisition, development or expansion, and such other factors as the Board of Directors then deems relevant. The Board of Directors may modify the Company's debt capitalization policy based on such a reevaluation without shareholder approval and may increase or decrease the Company's debt to total asset ratio above or below 50% or may waive the policy for certain periods of time.

On July 30, 2025, the Company refinanced its existing $525.0 million (the "Existing Credit Facility") comprised of a $425.0 million revolving credit facility (the "Existing Revolving Credit Facility") and a $100.0 million term loan (the "Existing Term Loan"). The Company's new $600.0 million credit facility (the "New Credit Facility") is comprised of a $460.0 million revolving credit facility (the "New Revolving Credit Facility") and a $140.0 million term loan (the "New Term Loan"). Except as set forth in the summary below, the terms of the New Credit Facility are substantially the same as the terms of the Existing Credit Facility.

(Dollars in thousands)	New Credit Facility			Existing Credit Facility		
	New Term Loan	New Revolving Credit Facility	Total	Existing Term Loan	Existing Revolving Credit Facility	Total
Facility Size	$ 140,000	$ 460,000	$ 600,000	$ 100,000	$ 425,000	$ 525,000
Maturity	July 28, 2028	July 30, 2029		February 26, 2027	August 29, 2025	
Extension	Two for one year each	One for one year		None	One for one year	
Interest Rate	SOFR	SOFR		SOFR+0.10%	SOFR+0.10%	
Spread	1.30% to 1.90%	1.35% to 1.95%		1.30% to 1.90%	1.35% to 1.95%	
Issue Letters of Credit			Yes			Yes
Guarantee	Saul Centers and certain subsidiaries of the Operating Partnership			Saul Centers and certain subsidiaries of the Operating Partnership		

On December 15, 2025, the Company closed on a 14-year, non-recourse, $15.0 million mortgage secured by Ravenwood. The loan matures in 2040, bears interest at a fixed-rate of 5.58%, requires monthly principal and interest payments of $92,800 based on a 25-year amortization schedule and requires a final payment of $9.2 million at maturity. Proceeds were used to repay the remaining balance of approximately $10.0 million on the existing mortgage and reduce the outstanding balance of the New Credit Facility.

On December 17, 2025, the Company closed on a 15-year, non-recourse, $46.0 million mortgage secured by Lansdowne Town Center. The loan matures in 2041, bears interest at a fixed-rate of 5.74%, requires monthly principal and interest payments of $289,100 based on a 25-year amortization schedule and requires a final payment of $26.6 million at maturity. Proceeds were used to reduce the outstanding balance of the New Credit Facility.

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48 The Company's 2025 financing activity is described within Note 5 to the Consolidated Financial Statements. The following is a summary of notes payable as of December 31, 2025 and 2024. December 31, (Dollars in thousands) 2025 2024 Interest Rate * Scheduled Maturity * Ravenwood $ — $ 10,708 6.18 % Jan-26 Clarendon Center 71,790 76,873 5.31 % Apr-26 Severna Park Marketplace 21,474 22,998 4.30 % Oct-26 Kentlands Square II 24,741 26,455 4.53 % Nov-26 Cranberry Square 11,676 12,468 4.70 % Dec-26 Hampshire-Langley 10,160 10,878 4.04 % Apr-28 Fixed rate portion of New Credit Facility 100,000 100,000 4.28 % Jul-28 Seabreeze Plaza 11,367 12,038 3.99 % Sep-28 Great Falls Center 28,923 29,751 3.91 % Sep-29 Shops at Fairfax / Boulevard 20,358 21,424 3.69 % Mar-30 Northrock 11,037 11,597 3.99 % Apr-30 Burtonsville Town Square 29,525 30,874 3.39 % Feb-32 Park Van Ness 56,701 58,838 4.88 % Sep-32 Washington Square 46,480 48,400 3.75 % Dec-32 BJ's Wholesale Club 14,518 14,817 6.07 % Mar-33 Broadlands Village 26,162 27,101 4.41 % Nov-33 The Glen 18,961 19,612 4.69 % Jan-34 Olde Forte Village 18,335 18,964 4.65 % Feb-34 Olney 13,018 12,836 8.00 % Apr-34 Shops at Monocacy 24,069 24,886 4.14 % Dec-34 Ashbrook Marketplace 18,967 19,604 3.80 % Aug-35 Kentlands 25,560 26,456 3.43 % Aug-35 The Waycroft 141,353 145,306 4.67 % Sep-35 Village Center 23,190 23,838 4.14 % Aug-37 Beacon Center / Seven Corners 133,201 136,466 5.05 % Oct-37 Avenel Business Park / Leesburg Pike Plaza / White Oak 97,086 99,060 6.38 % Oct-37 Thruway 68,626 69,810 6.41 % Oct-39 Ravenwood 15,000 — 5.58 % Jan-40 Ashburn Village 49,115 50,000 5.47 % Jan-40 Hampden House 117,871 74,006 3.90 % Mar-40 Lansdowne 46,000 — 5.74 % Jan-41 Twinbrook Quarter Phase I 141,554 129,625 3.83 % Dec-41 Total fixed rate 1,436,818 1,365,689 4.72% 9.52 years Variable rate loans: Variable-rate portion of New Term Loan 40,000 — SOFR + 1.35% Jul-28 Variable-rate portion of New Revolving Credit Facility** 149,000 187,000 SOFR + 1.40% Jul-29 Total variable rate** 189,000 187,000 5.08% 3.37 years Total notes payable $ 1,625,818 $ 1,552,689 4.76% 8.80 years * Totals computed using weighted averages. ** At December 31, 2025, the interest rate incurred on our variable rate debt is based on the 1-month Term Secured Overnight Financing Rate (“SOFR”) plus a spread. Table of Contents

Funds From Operations

We use certain non-GAAP measures, in addition to certain performance metrics calculated under GAAP, because we believe these measures improve the understanding of our operating results. We believe these non-GAAP measures provide useful information to our Board, management and investors regarding certain trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, as well as for determining management incentive compensation and budgeting, forecasting and planning purposes. We continually evaluate the usefulness, relevance, limitations, and calculation of our reported non-GAAP measures.

Funds From Operations ("FFO")[1] available to common stockholders and noncontrolling interests (after deducting preferred stock dividends) for 2025 totaled $96.7 million, a 9.5% decrease from 2024 FFO available to common stockholders and noncontrolling interests of $106.8 million. FFO available to common stockholders and noncontrolling interests was adversely impacted by $11.2 million, or $0.32 per basic and diluted share, due to the initial operations of Twinbrook Quarter Phase I and Hampden House. Exclusive of Twinbrook Quarter Phase I and Hampden House, FFO available to common stockholders and noncontrolling interest increased by $1.2 million primarily due to (a) higher commercial base rent of $7.7 million and (b) higher residential rent of $1.4 million partially offset by (c) lower lease termination fees of $2.6 million, (d) lower property operating expense recoveries, net of expenses of $2.5 million, (e) higher general and administrative expenses of $1.5 million, (f) higher credit losses on operating lease receivables, net, of $0.8 million and (g) lower other property revenue of $0.5 million. The following table presents a reconciliation from net income to FFO available to common stockholders and noncontrolling interests for the periods indicated:

	Year ended December 31,		
(In thousands, except per share amounts)	2025	2024	2023
Net income	$ 49,219	$ 67,703	$ 69,026
Subtract:			
Gains on dispositions of properties	(120)	(181)	—
Add:			
Real estate depreciation and amortization	58,784	50,502	48,430
FFO	107,883	118,024	117,456
Subtract:			
Preferred stock dividends	(11,194)	(11,194)	(11,194)
FFO available to common stockholders and noncontrolling interests	$ 96,689	$ 106,830	$ 106,262
Weighted average shares and units:			
Basic	34,969	34,508	33,474
Diluted (2)	34,990	34,526	34,066
Basic FFO per share available to common stockholders and noncontrolling interests	$ 2.76	$ 3.10	$ 3.17
Diluted FFO per share available to common stockholders and noncontrolling interests.	$ 2.76	$ 3.09	$ 3.12

(1) The National Association of Real Estate Investment Trusts ("Nareit") developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is defined by Nareit as net income, computed in accordance with GAAP, plus real estate depreciation and amortization, and excluding impairment charges on depreciable real estate assets and gains or losses from property dispositions. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs, which is disclosed in the Company's Consolidated Statements of Cash Flows for the applicable periods. There are no material legal or functional restrictions on the use of FFO. FFO should not be considered as an alternative to net income, its most directly comparable GAAP measure, as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of liquidity. Management considers FFO a meaningful supplemental measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time (i.e. depreciation), which is contrary to what we believe occurs with our assets, and because industry analysts have accepted it as a performance measure. FFO may not be comparable to similarly titled measures employed by other REITs.

(2) Beginning March 5, 2021, fully diluted shares and units includes 1,416,071 limited partnership units held in escrow related to the contribution of Twinbrook Quarter by 1592 Rockville Pike. Half of the units held in escrow were released on October 18, 2021. The remaining units held in escrow were released on October 18, 2023.

49

50 Acquisitions and Redevelopments Management anticipates that during the coming year, the Company may redevelop certain of the Current Portfolio Properties and may develop additional freestanding outparcels or expansions within certain of the Shopping Centers. Acquisition and development of properties are undertaken only after careful analysis and review, and management’s determination that such properties are expected to provide long-term earnings and cash flow growth. During the coming year, any developments, expansions or acquisitions are expected to be funded with bank borrowings from the Company’s New Credit Facility, construction financing, proceeds from the operation of the Company’s dividend reinvestment plan or other external capital resources available to the Company. The Company has been selectively involved in acquisition, development, redevelopment and renovation activities. It continues to evaluate the acquisition of land parcels for retail and mixed-use development and acquisitions of operating properties for opportunities to enhance operating income and cash flow growth. The Company also continues to analyze redevelopment, renovation and expansion opportunities within the portfolio. Restricted Stock Compensation On May 17, 2024, following shareholder approval, the Company established the Saul Centers, Inc. 2024 Stock Incentive Plan (the “Incentive Plan”), under which various equity incentives may be granted. On May 9, 2025, the Company granted 59,500 shares of restricted stock to officers, that will vest on an annual basis over five years, 16,000 shares of restricted stock to non-employee directors, which will vest on an annual basis over three years, and 59,500 performance-based shares of restricted stock to officers, which will vest on the fifth anniversary of the grant date. For accounting purposes, performance-based awards of restricted stock are not treated as granted until the Board establishes the target for those awards. The Company uses the fair value method to value and account for restricted stock awards. The fair value of granted restricted stock is determined at the time of the grant using a discounted cash flow analysis, and the following assumptions: (1) Expected Dividend Yield determined by management after considering the Company’s current and historic dividend yield, the Company’s yield in relation to other retail REITs and the Company’s market yield at the grant date; (2) the closing price of the Company’s common stock on the date of the grant; (3) estimated forfeitures; and (4) a present value discount rate equal to the Expected Dividend Yield. For the year ended December 31, 2025, restricted stock compensation expense totaled $1.3 million, which was included in general and administrative expense in the Consolidated Statement of Operations. As of December 31, 2025, the estimated future expense related to unvested restricted stock awards that are granted for accounting purposes was approximately $5.5 million. As of December 31, 2025, (a) no expense has been recognized and (b) no estimate of future expense has been made for the 59,100 performance-based restricted stock awarded to officers where the accounting grant date has not occurred. If those awards had been granted for accounting purposes as of December 31, 2025, the additional estimated future expense would have been approximately $1.7 million, calculated using the fair value method and based on the closing share price of $31.53 on December 31, 2025, the final trading day of 2025. Table of Contents 50

Portfolio Leasing Status

Commercial Properties

The following table sets forth average annualized base rent per square foot and average annualized effective rent per square foot for the Company's commercial properties (all properties except for the apartments within The Waycroft, Clarendon Center, Park Van Ness, The Milton at Twinbrook Quarter and Hampden House properties). For purposes of this table, annualized effective rent is annualized base rent minus amortized tenant improvements and amortized leasing commissions.

	Average Annualized Commercial Rents per Square Foot		
	Year ended December 31,		
	2025	2024	2023
Base rent	$ 22.53	$ 21.30	$ 20.79
Effective rent	$ 20.85	$ 19.70	$ 19.24

The following chart sets forth certain information regarding commercial leases at our properties for the periods indicated. This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 28, 2025.

	Total Properties		Total Square Footage		Percentage Leased	
As of December 31,	Shopping Centers	Mixed-Use	Shopping Centers	Mixed-Use	Shopping Centers	Mixed-Use
2025	50	9	7,814,783	1,252,860	95.6 %	88.7 %
2024	50	8	7,808,783	1,242,809	96.4 %	87.9 %

The overall commercial portfolio leased percentage, on a comparative same property basis, decreased to 94.6% at December 31, 2025 from 95.2% at December 31, 2024. Included in the 94.6% of space leased as of December 31, 2025, is approximately 197,718 square feet of space, representing 2.2% of total commercial square footage, that has not been occupied by the tenant. Collectively, these leases are expected to produce approximately $5.0 million of additional annualized base rent, an average of $25.50 per square foot, upon tenant occupancy and following any contractual rent concessions.

The Mixed-Use commercial leased percentage is composed of commercial leases at office mixed-use properties and residential mixed-use properties. On a comparable same property basis, excluding Hampden House, the Mixed-Use portfolio includes 174,819 square feet of leasable retail space and 1,067,990 square feet of leasable office space at December 31, 2025. On a comparative same property basis the leased percentage at office mixed-use properties increased to 87.3% at December 31, 2025 from 86.9% at December 31, 2024 and the retail leased percentage at residential mixed-use properties increased to 97.1% from 93.9% at December 31, 2025 and 2024.

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The following table shows selected data for leases executed in the indicated periods, excluding first generation and/or development leases. The information is based on executed leases without adjustment for the timing of occupancy, tenant defaults, or landlord concessions. The base rent for an expiring lease is the annualized contractual base rent, on a cash basis, as of the expiration date of the lease. The base rent for a new or renewed lease is the annualized contractual base rent, on a cash basis, as of the expected rent commencement date. Because tenants that execute leases may not ultimately take possession of their space or pay all of their contractual rent, the changes presented in the table provide information only about trends in market rental rates. The actual changes in rental income received by the Company may be different.

	Commercial Property Leasing Activity				Average Base Rent per Square Foot			
Year ended December 31,	Square Feet		Number of Leases		New/Renewed Leases		Expiring Leases	
	Shopping Centers	Mixed-Use	Shopping Centers	Mixed-Use	Shopping Centers	Mixed-Use	Shopping Centers	Mixed-Use
2025	1,264,000	165,900	252	30	$ 22.86	$ 38.39	$ 20.94	$ 37.86
2024	1,263,347	141,350	276	21	22.43	45.29	21.69	46.29

Additional information about commercial leasing activity during the three months ended December 31, 2025, is set forth below. The below information includes leases for space which had not been previously leased during the period of the Company's ownership, either as a result of acquisition or development.

	Commercial Property Leasing Activity		
	New Leases	First Generation/ Development Leases	Renewed Leases
Number of leases	20	3	56
Square feet	83,911	14,564	213,365
Per square foot average annualized:			
Base rent	$ 21.93	$ 60.08	$ 30.52
Tenant improvements	(3.20)	(12.56)	(0.57)
Leasing costs	(0.78)	(2.10)	(0.15)
Rent concessions	(0.23)	(0.85)	—
Effective rents	$ 17.72	$ 44.57	$ 29.80

As of December 31, 2025, 736,846 square feet of Commercial space was subject to leases scheduled to expire in 2026. Below is information about existing and estimated market base rents per square foot for that space.

Expiring Commercial Property Leases:	Total
Square feet	736,846
Average base rent per square foot	$ 20.20
Estimated market base rent per square foot	$ 20.91

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Residential Properties

On a same property basis, excluding the apartments at Hampden House, the Residential portfolio was 97.7% leased at December 31, 2025, compared to 82.8% at December 31, 2024.

The following table shows the number of new or renewed leases, exclusive of first generation leases, as December 31, 2025.

	Residential Property Leasing Activity	Average Rent per Square Foot	
Year ended December 31,	Number of leases	New/Renewed Leases	Expiring Leases
2025	912	$ 3.74	$ 3.65
2024	890	$ 3.69	$ 3.57

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain financial market risks, the most predominant being fluctuations in interest rates and inflation. Interest rate fluctuations are monitored by management as an integral part of the Company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on the Company's results of operations.

The Company is exposed to interest rate fluctuations that will affect the amount of interest expense of its variable-rate debt and the fair value of its fixed-rate debt. As of December 31, 2025, the Company had unhedged variable rate indebtedness totaling $189.0 million. If the interest rates on the Company's unhedged variable rate debt instruments outstanding at December 31, 2025 had been one percentage point higher or lower, our annual interest expense relating to these debt instruments would have increased or decreased by $1.9 million based on those balances. As of December 31, 2025, the Company had fixed-rate indebtedness totaling $1.44 billion with a weighted average interest rate of 4.73%. If interest rates on the Company's fixed-rate debt instruments at December 31, 2025 had been one percentage point higher, the fair value of those debt instruments on that date would have decreased by $76.3 million. If interest rates on the Company's fixed-rate debt instruments at December 31, 2025 had been one percentage point lower, the fair value of those debt instruments on that date would have increased by $83.7 million.

Inflation may impact the Company's results of operations by (a) increasing costs unreimbursed by tenants faster than rents increase and (b) adversely impacting consumer demand at our retail shopping centers, which, in turn, may results in (i) lower percentage rent and/or (ii) the inability of tenants to pay their rent. Inflation may also negatively impact the cost of development projects. While the Company has not been significantly impacted by any of these items in the current year, no assurances can be provided that inflationary pressures will not have a material adverse effect on the Company's business in the future.

Item 8. Financial Statements and Supplementary Data

The financial statements of the Company and its consolidated subsidiaries are included in this report on the pages indicated, and are incorporated herein by reference:

	Page
Reports of Independent Registered Public Accounting Firm – Deloitte & Touche LLP (PCAOB ID Number 34).	F-1
Consolidated Balance Sheets - December 31, 2025 and 2024.	F-3
Consolidated Statements of Operations - Years ended December 31, 2025, 2024, and 2023.	F-4
Consolidated Statements of Comprehensive Income – Years ended December 31, 2025, 2024, and 2023.	F-5
Consolidated Statements of Equity - Years ended December 31, 2025, 2024, and 2023.	F-6
Consolidated Statements of Cash Flows - Years ended December 31, 2025, 2024, and 2023.	F-9
Notes to Consolidated Financial Statements.	F-10

53

54 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Quarterly Assessment. The Company carried out an assessment as of December 31, 2025 of the effectiveness of the design and operation of its disclosure controls and procedures and its internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer, as appropriate. Rules adopted by the SEC require that the Company present the conclusions of the Company’s Chairman and Chief Executive Officer, and its Senior Vice President-Chief Financial Officer about the effectiveness of the Company’s disclosure controls and procedures and the conclusions of the Company’s management about the effectiveness of its internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K. CEO and CFO Certifications. Included as Exhibits 31 to this Annual Report on Form 10-K are forms of “Certification” of the Company’s Chairman and Chief Executive Officer, and its Senior Vice President-Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented. Disclosure Controls and Procedures and Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company’s management, including the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: • pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management or the Company’s Board of Directors; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material adverse effect on the Company’s financial statements. Table of Contents

55 Limitations on the Effectiveness of Controls. Management, including the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management’s override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Scope of the Assessments. The assessment by the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer of the Company’s disclosure controls and procedures and the assessment by the Company’s management of the Company’s internal control over financial reporting included a review of procedures and discussions with the Company’s Disclosure Committee and others in the Company. In the course of the assessments, management sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013 Framework) to assess the effectiveness of the Company’s internal control over financial reporting. The evaluation of the Company’s disclosure controls and procedures and internal control over financial reporting is done on a quarterly basis so that the conclusions concerning the effectiveness of disclosure controls can be reported in the Company’s Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The Company’s internal control over financial reporting is also evaluated on an ongoing basis by management, other personnel in the Company’s accounting department and the Company’s internal audit function. The effectiveness of the Company’s internal control over financial reporting is audited by the Company’s independent registered public accounting firm. We consider the results of these various assessment activities as we monitor the Company’s disclosure controls and procedures and internal control over financial reporting and when deciding to make modifications as necessary. Management’s intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including improvements and corrections) as conditions warrant. Assessment of Effectiveness of Disclosure Controls and Procedures Based upon the assessments, the Company’s Chairman and Chief Executive Officer, its Executive Vice President-Chief Accounting Officer and Treasurer, and its Senior Vice President-Chief Financial Officer have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective. Assessment of Effectiveness of Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013 Framework) to assess the effectiveness of the Company’s internal control over financial reporting. Based upon the assessments, the Company’s management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective. The Company’s independent registered public accounting firm has issued a report on the effectiveness of the Company’s internal control over financial reporting, which appears on page F-2 of this Annual Report on Form 10-K. Table of Contents

56 Changes in Internal Control Over Financial Reporting. During the three months ended December 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information None. PART III Item 10. Directors, Executive Officers and Corporate Governance The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, with regard to the Company’s trading in its own securities, it is the Company’s policy to comply with the federal securities laws and the applicable exchange listing requirements. The information this Item requires is incorporated by reference to the information under the captions “The Board of Directors,” “Corporate Governance – Ethical Conduct Policy and Senior Financial Officer Code of Ethics,” “Delinquent Section 16(a) Reports,” “Corporate Governance – Nominating and Corporate Governance Committee – Selection of Director Nominees,” and “Corporate Governance – Audit Committee” of the Company’s Proxy Statement to be filed with the SEC for its annual stockholders’ meeting to be held on May 8, 2026 (the “Proxy Statement”). Item 11. Executive Compensation The information this Item requires is incorporated by reference to the information under the captions “Corporate Governance – Compensation of Directors,” “Report of the Compensation Committee,” and “Executive Compensation” (excluding the information under the heading “Pay verses Performance”) of the Proxy Statement. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters The information this Item requires is incorporated by reference to the information under the captions “Equity Compensation Plan Information” and “Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement. Item 13. Certain Relationships and Related Transactions and Director Independence The information this Item requires is incorporated by reference to the information under the captions “Certain Relationships and Transactions” and “Corporate Governance – Board of Directors” of the Proxy Statement. An agreement relating to exclusivity and the right of first refusal between the Company and the Saul Organization generally requires the Saul Organization to conduct its shopping center business exclusively through the Company and to grant the Company a right of first refusal to purchase commercial properties and development sites that become available to the Saul Organization in certain market areas. We share with the Saul Organization certain ancillary functions, such as information technology, payroll services, human resources and benefits administration, accounting services, and in-house legal services. The terms of all sharing arrangements, including payments related thereto, are reviewed periodically by our Audit Committee, which is comprised solely of independent directors. It is in the interests of the Saul Organization that we continue to hold certain portfolio properties contributed by the Saul Organization, that a portion of our debt remains outstanding or is refinanced and that the Saul Organization guarantees and indemnities remain in place, in order to defer potential taxable gains to members of the Saul Organization. When conflicts arise, decisions as to sales of the portfolio properties, or any refinancing, repayment or release of guarantees and indemnities with respect to our debt, will be made by the independent directors. Table of Contents

57 Item 14. Principal Accountant Fees and Services The information this Item requires is incorporated by reference to the information contained in the Proxy Statement under the caption “Audit Committee Report – 2025 and 2024 Independent Registered Public Accounting Firm Fee Summary” of the Proxy Statement. PART IV Item 15. Exhibits and Financial Statement Schedules (a) The following documents are filed as part of this report: 1 Financial Statements The following financial statements of the Company and their consolidated subsidiaries are incorporated by reference in Part II, Item 8. Reports of Independent Registered Public Accounting Firm – Deloitte & Touche LLP — PCAOB ID Number 34 Consolidated Balance Sheets - December 31, 2025 and 2024. Consolidated Statements of Operations - Years ended December 31, 2025, 2024, and 2023. Consolidated Statements of Comprehensive Income – Years ended December 31, 2025, 2024, and 2023. Consolidated Statements of Equity - Years ended December 31, 2025, 2024, and 2023. Consolidated Statements of Cash Flows - Years ended December 31, 2025, 2024, and 2023. Notes to Consolidated Financial Statements 2. Financial Statement Schedule and Supplementary Data Selected Quarterly Financial Data for the Company are incorporated by reference in Part II, Item 8 Schedule of the Company: Schedule III - Real Estate and Accumulated Depreciation All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted. Table of Contents 57

58 Exhibits 3. (a) First Amended and Restated Articles of Incorporation of Saul Centers, Inc. filed with the Maryland Department of Assessments and Taxation on August 23, 1994 and filed as Exhibit 3.(a) of the 1993 Annual Report of the Company on Form 10-K are hereby incorporated by reference. Articles of Amendment to the First Amended and Restated Articles of Incorporation of Saul Centers, Inc., filed with the Maryland Department of Assessments and Taxation on May 28, 2004 and filed as Exhibit 3.(a) of the June 30, 2004 Quarterly Report of the Company is hereby incorporated by reference. Articles of Amendment to the First Amended and Restated Articles of Incorporation of Saul Centers, Inc., filed with the Maryland Department of Assessments and Taxation on May 26, 2006 and filed as Exhibit 3.(a) of the Company’s Current Report on Form 8-K filed May 30, 2006 is hereby incorporated by reference. Articles of Amendment to the First Amended and Restated Articles of Incorporation of Saul Centers, Inc., filed with the Maryland State Department of Assessments and Taxation on May 14, 2013 and filed as Exhibit 3.(a) of the Company's Current Report on Form 8-K filed May 14, 2013, is hereby incorporated by reference. (b) Second Amended and Restated Bylaws of Saul Centers, Inc. as in effect at and after June 22, 2017 and filed as Exhibit 3.(b) of the Company’s Current Report on Form 8-K filed June 28, 2017 is hereby incorporated by reference. (c) Articles Supplementary to First Amended and Restated Articles of Incorporation of the Company, dated January 19, 2018, filed as Exhibit 3.3 of the Company’s Registration Statement on Form 8-A filed January 23, 2018 is hereby incorporated by reference. (d) Articles Supplementary to First Amended and Restated Articles of Incorporation of the Company, dated September 12, 2019, filed as Exhibit 3.2 of the Company’s Registration Statement on Form 8-A filed September 17, 2019 is hereby incorporated by reference. 4. (a) Deposit Agreement, dated January 23, 2018, among the Company, Continental Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts, filed as Exhibit 4.2 of the Registrant’s Registration Statement on Form 8-A filed January 23, 2018 is hereby incorporated by reference. (b) Specimen certificate representing the 6.125% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company, filed as Exhibit 4.4 of the Company’s Registration Statement on Form 8-A filed January 23, 2018 is hereby incorporated by reference. (c) Deposit Agreement, dated September 17, 2019, among the Company, Continental Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts, filed as Exhibit 4.1 of the Registrant’s Registration Statement on Form 8-A filed September 17, 2019 is hereby incorporated by reference. (d) Specimen certificate representing the 6.000% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company, filed as Exhibit 4.2 of the Company’s Registration Statement on Form 8-A filed September 17, 2019 is hereby incorporated by reference. (e) Description of Registrant's Securities, filed as Exhibit 4.(h) of the 2019 Annual Report of the Company on Form 10-K is hereby incorporated by reference. Table of Contents 58

59 10. (a) First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit No. 10.1 to Registration Statement No. 33-64562 is hereby incorporated by reference. The First Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, the Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, and the Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the 1995 Annual Report of the Company on Form 10-K is hereby incorporated by reference. The Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the March 31, 1997 Quarterly Report of the Company is hereby incorporated by reference. The Fifth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 4.(c) to Registration Statement No. 333-41436, is hereby incorporated by reference. The Sixth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the September 30, 2003 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Seventh Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the December 31, 2003 Annual Report of the Company on Form 10-K is hereby incorporated by reference. The Eighth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the December 31, 2007 Annual Report of the Company on Form 10-K is hereby incorporated by reference. The Ninth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the March 31, 2008 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Tenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the March 31, 2008 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Eleventh Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.(a) of the September 30, 2011 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Twelfth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.1 of the Current Report of the Company on Form 8-K dated February 12, 2013 is hereby incorporated by reference. The Thirteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership filed as Exhibit 10.1 of the Current Report of the Company on Form 8-K dated November 12, 2014, is hereby incorporated by reference. The Fourteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of the Saul Holdings Limited Partnership, filed as Exhibit 10.1 of the Current Report of the Company on Form 8-K dated January 23, 2018, is hereby incorporated by reference. The Fifteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of the Saul Holdings Limited Partnership, filed as Exhibit 10.1 of the Current Report of the Company on Form 8-K dated May 14, 2018, is hereby incorporated by reference. The Sixteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of the Saul Holdings Limited Partnership, filed as Exhibit 10.1 of the Current Report of the Company on Form 8-K dated September 17, 2019, is hereby incorporated by reference. The Seventeenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, filed as Exhibit 10.(a) of the June 30, 2021 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Eighteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, filed as Exhibit 10.(a) of the September 30, 2021 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. The Nineteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, filed as Exhibit 10.(a) of the September 30, 2023 Quarterly Report of the Company on Form 10-Q is hereby incorporated by reference. (b) First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary I Limited Partnership and Amendment No. 1 thereto filed as Exhibit 10.2 to Registration Statement No. 33-64562 are hereby incorporated by reference. The Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary I Limited Partnership, the Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary I Limited Partnership and the Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary I Limited Partnership as filed as Exhibit 10. (b) of the 1997 Annual Report of the Company on Form 10-K are hereby incorporated by reference. Table of Contents 59

60 (c) First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary II Limited Partnership and Amendment No. 1 thereto filed as Exhibit 10.3 to Registration Statement No. 33-64562 are hereby incorporated by reference. The Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary II Limited Partnership filed as Exhibit 10.(c) of the June 30, 2001 Quarterly Report of the Company is hereby incorporated by reference. The Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary II Limited Partnership filed as exhibit 10.(c) of the 2006 Annual Report of the Company on Form 10-K are hereby incorporated by reference. The Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary II Limited Partnership as filed as Exhibit 10.(c) of the 2009 Annual Report of the Company on Form 10-K is hereby incorporated by reference. The Fifth Amendment to our First Amended and Restated Agreement of Limited Partnership of Saul Subsidiary II Limited Partnership filed as Exhibit 10.(c) of the September 30, 2016 Quarterly Report of the Company is hereby incorporated by reference. (d) Property Conveyance Agreement filed as Exhibit 10.4 to Registration Statement No. 33- 64562 is hereby incorporated by reference. (e) Management Functions Conveyance Agreement filed as Exhibit 10.5 to Registration Statement No. 33-64562 is hereby incorporated by reference. (f) Registration Rights and Lock-Up Agreement filed as Exhibit 10.6 to Registration Statement No. 33-64562 is hereby incorporated by reference. (g) Exclusivity and Right of First Refusal Agreement filed as Exhibit 10.7 to Registration Statement No. 33-64562 is hereby incorporated by reference. (h) Agreement of Assumption dated as of August 26, 1993 executed by Saul Holdings Limited Partnership and filed as Exhibit 10.(i) of the 1993 Annual Report of the Company on Form 10-K is hereby incorporated by reference. (i) Deferred Compensation Plan for Directors, dated as of April 23, 2004 and filed as Exhibit 10.(k) of the June 30, 2004 Quarterly Report of the Company is hereby incorporated by reference.* (j) Credit Agreement dated August 31, 2021, by and among: the Partnership, as Borrower; Wells Fargo Bank, National Association, as Administrative Agent; Capital One, National Association, as Syndication Agent; TD Bank, N.A. and U.S. Bank National Association, as Documentation Agents; and Wells Fargo, Capital One, TD Bank, U.S. Bank, Regions Bank, PNC Bank and Associated Bank, National Association, as Lenders and filed as Exhibit 10.1 to the Current Report of the Company on Form 8-K dated September 1, 2021, is hereby incorporated by reference. (k) Guaranty dated August 31, 2021, by and between: Saul Centers, Inc.; Saul Subsidiary I Limited Partnership; Saul Subsidiary II Limited Partnership; Briggs Chaney Plaza, LLC; Kentlands Lot 1, LLC; 11503 Rockville Pike LLC; Rockville Pike Holdings LLC; 1500 Rockville Pike LLC; Smallwood Village Center LLC; Westview Village Center LLC; Avenel VI, Inc.; Metro Pike Center LLC; and Washington Square Center LLC, as Guarantors; in favor of Wells Fargo Bank, National Association, as Administrative Agent for the lenders from time to time party to that certain Credit Agreement dated August 31, 2021 and filed as Exhibit 10.1 to the Current Report of the Company on Form 8-K dated September 1, 2021, is hereby incorporated by reference. (l) First Amendment to Credit Agreement dated October 3, 2022, by and among: the Partnership, as Borrower; Wells Fargo Bank, National Association, as Administrative Agent; Capitol One, National Association, as Syndication Agent; TD Bank, N.A., U.S. Bank National Association, Regions Bank, PNC Bank, National Association, and Associated Bank, National Association, as Lenders and filed as Exhibit 10.1 of the September 30, 2022 Quarterly Report of the Company, is hereby incorporated by reference. (m) The Saul Centers, Inc. 2004 Stock Plan, as amended on April 25, 2008, May 10, 2013 and May 3, 2019, is hereby incorporated by reference. (n) Form of Director Stock Option Agreements, as filed as Exhibit 10.(j) of the September 30, 2004 Quarterly Report of the Company, is hereby incorporated by reference.* (o) Form of Officer Stock Option Grant Agreements, as filed as Exhibit 10.(k) of the September 30, 2004 Quarterly Report of the Company, is hereby incorporated by reference.* (p) Amended and Restated Shared Services Agreement dated as of January 1, 2018, between B. F. Saul Company and Saul Centers, Inc., filed as Exhibit 10.(s) of the 2017 Annual Report of the Company on Form 10-K is hereby incorporated by reference. Table of Contents 60

61 (q) Purchase Agreement, dated as of August 9, 2011, by and among the Company, Saul Holdings Limited Partnership and B. F. Saul Real Estate Investment Trust and filed as Exhibit 10.(r) of the September 30, 2011 Quarterly Report of the Company is hereby incorporated by reference. (r) First Amendment to Amended and Restated Shared Services Agreement effective as of January 1, 2019 , between B. F. Saul Company and Saul Centers, Inc. filed as Exhibit 10.(1) of the June 30, 2019 Quarterly Report of the Company, is hereby incorporated by reference. (s) Contribution Agreement, dated as of November 5, 2019, by and between Saul Holdings Limited Partnership and 1592 Rockville Pike LLC filed as Exhibit 10(u) of the December 31, 2020 Annual Report of the Company is hereby incorporated by reference. (t) First Amendment to the Contribution Agreement, entered into on March 5, 2021, by and between Saul Holdings Limited Partnership and 1592 Rockville Pike LLC, as filed as Exhibit 10.(a) of the March 31, 2021 Quarterly Report of the Company is hereby incorporated by reference. (u) Credit Agreement, dated July 30, 2025, by and among Saul Holdings Limited Partnership, as Borrower; Wells Fargo Securities, LLC, as Joint Lead Arranger and Joint Bookrunner; Wells Fargo Bank, National Association, as Administrative Agent; Capital One, National Association, as Syndication Agent, Joint Lead Arranger and Joint Bookrunner; U.S. Bank National Association, as Documentation Agent and Joint Lead Arranger; Truist Bank, as Documentation Agent and Joint Lead Arranger; The Huntington National Bank, as Documentation Agent and Joint Lead Arranger; and Wells Fargo, Capital One, US Bank, Truist, Huntington, Associated Bank, National Association, and Atlantic Union Bank, as Lenders (the "Credit Agreement") filed as Exhibit 10.1 on Form 8-K dated July 30, 2025, is hereby incorporated by reference. (v) Guaranty dated July 30, 2025, by Saul Centers, Inc.; Saul Subsidiary I Limited Partnership; Saul Subsidiary II Limited Partnership; Briggs Chaney Plaza, LLC; 11503 Rockville Pike LLC; 1500 Rockville Pike LLC; Smallwood Village Center LLC; Westview Village Center LLC; and Metro Pike Center LLC, as Guarantors; in favor of Wells Fargo, as Administrative Agent for the lenders from time to time party to the Credit Agreement filed as Exhibit 10.2 on Form 8-K dated July 30, 2025, is hereby incorporated by reference. 19 Insider Trading Policy filed as Exhibit 19 of the 2024 Annual Report on Form 10-K of the Company is hereby incorporated by reference. 21. Subsidiaries of Saul Centers, Inc. is filed herewith. 23.1 Consent of Independent Registered Public Accounting Firm is filed herewith. 24. Power of Attorney (included on signature page). 31. Rule 13a-14(a)/15d-14(a) Certifications of Chief Executive Officer and Chief Financial Officer are filed herewith.** 32. Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer are filed herewith.** 97.1 Incentive-based compensation Recoupment Policy filed as Exhibit 97.1 of the 2023 Annual Report on Form 10- K of the Company is hereby incorporated by reference. 101. The following financial statements from the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Extensible Business Reporting Language (“XBRL”): (i) consolidated balance sheets, (ii) consolidated statements of operations, (iii) consolidated statements of changes in stockholders’ equity and comprehensive income, (iv) consolidated statements of cash flows, and (v) the notes to the consolidated financial statements. 104.1 Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document. * - Management Contract of Compensatory Plan or Agreement ** - In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference. Item 16. Form 10-K Summary Not applicable. Table of Contents

62 SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SAUL CENTERS, INC. (Registrant) Date: February 27, 2026 /s/ B. Francis Saul II B. Francis Saul II Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons in the capacities indicated. Each person whose signature appears below hereby constitutes and appoints each of B. Francis Saul II and Carlos L. Heard as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof. Date: February 27, 2026 /s/ Philip D. Caraci Philip D. Caraci, Vice Chairman Date: February 27, 2026 /s/ Patricia E. Saul Patricia E. Saul, Vice Chairman Date: February 27, 2026 /s/ D. Todd Pearson D. Todd Pearson, President, Chief Operating Officer and Director Date: February 27, 2026 /s/ Joel A. Friedman Joel A. Friedman, Executive Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer) Date: February 27, 2026 /s/ Carlos L. Heard Carlos L. Heard, Senior Vice President and Chief Financial Officer (Principal Financial Officer) Date: February 27, 2026 /s/ G. Patrick Clancy, Jr. G. Patrick Clancy, Jr., Director Date: February 27, 2026 /s/ Willoughby B. Laycock Willoughby B. Laycock, Director Date: February 27, 2026 /s/ LaSalle D. Lefall III LaSalle D. Leffall III, Director Table of Contents

63 Date: February 27, 2026 /s/ H. Gregory Platts H. Gregory Platts, Director Date: February 27, 2026 /s/ Earl A. Powell III Earl A. Powell III, Director Date: February 27, 2026 /s/ Andrew M. Saul II Andrew M. Saul II, Director Date: February 27, 2026 /s/ Mark Sullivan III Mark Sullivan III, Director Table of Contents

F-1 Financial Statements REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of Saul Centers, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Saul Centers, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15(a)2 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters. /s/ Deloitte & Touche LLP McLean, Virginia February 27, 2026 We have served as the Company's auditor since 2018. Table of Contents -

F-2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of Saul Centers, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Saul Centers, Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Assessment of Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Deloitte & Touche LLP McLean, Virginia February 27, 2026 Table of Contents -

F-3 December 31, (Dollars in thousands, except per share amounts) 2025 2024 Assets Real estate investments: Land $ 595,514 $ 562,047 Buildings and equipment 2,162,135 1,903,907 Construction in progress 109,950 326,193 2,867,599 2,792,147 Accumulated depreciation (812,035) (767,842) Total real estate investments, net 2,055,564 2,024,305 Cash and cash equivalents 8,741 10,299 Accounts receivable and accrued income, net 60,799 50,949 Deferred leasing costs, net 25,847 25,907 Other assets 11,727 14,944 Total assets $ 2,162,678 $ 2,126,404 Liabilities Mortgage notes payable, net $ 1,063,530 $ 1,047,832 Revolving credit facility payable, net 144,678 186,489 Term loan facility payable, net 138,870 99,679 Construction loans payable, net 254,724 198,616 Accounts payable, accrued expenses and other liabilities 36,617 46,162 Deferred income 22,840 23,033 Dividends and distributions payable 24,162 23,469 Total liabilities 1,685,421 1,625,280 Equity Preferred stock, 1,000,000 shares authorized: Series D Cumulative Redeemable, 30,000 shares issued and outstanding 75,000 75,000 Series E Cumulative Redeemable, 44,000 shares issued and outstanding 110,000 110,000 Common stock, $0.01 par value, 50,000,000 shares authorized, 24,551,168 and 24,302,576 shares issued and outstanding, respectively 245 243 Additional paid-in capital 459,222 454,086 Distributions in excess of accumulated earnings (337,708) (306,541) Accumulated other comprehensive income 1,061 2,966 Total Saul Centers, Inc. equity 307,820 335,754 Noncontrolling interests 169,437 165,370 Total equity 477,257 501,124 Total liabilities and equity $ 2,162,678 $ 2,126,404 The Notes to Financial Statements are an integral part of these statements. Table of Contents SAUL CENTERS, INC. CONSOLIDATED BALANCE SHEETS F-3

F-4 For The Year Ended December 31, (Dollars in thousands, except per share amounts) 2025 2024 2023 Revenue Rental revenue $ 284,365 $ 261,178 $ 249,057 Other 5,478 7,669 8,150 Total revenue 289,843 268,847 257,207 Expenses Property operating expenses 52,034 41,719 37,489 Real estate taxes 32,446 30,342 29,650 Interest expense, net and amortization of deferred debt costs 70,548 53,696 49,153 Depreciation and amortization of deferred leasing costs 58,784 50,502 48,430 General and administrative 26,932 25,066 23,459 Total expenses 240,744 201,325 188,181 Gains on dispositions of properties 120 181 — Net income 49,219 67,703 69,026 Noncontrolling interests Income attributable to noncontrolling interests (11,708) (17,054) (16,337) Net income attributable to Saul Centers, Inc. 37,511 50,649 52,689 Preferred stock dividends (11,194) (11,194) (11,194) Net income available to common stockholders $ 26,317 $ 39,455 $ 41,495 Per share net income available to common stockholders Basic: $ 1.09 $ 1.64 $ 1.73 Diluted: $ 1.09 $ 1.63 $ 1.73 The Notes to Financial Statements are an integral part of these statements. Table of Contents SAUL CENTERS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS F-4

F-5 For The Year Ended December 31, (In thousands) 2025 2024 2023 Net income $ 49,219 $ 67,703 $ 69,026 Other comprehensive income Change in unrealized gain on cash flow hedge (2,743) 1,351 (1,220) Total comprehensive income 46,476 69,054 67,806 Comprehensive income attributable to noncontrolling interests (10,870) (17,453) (15,955) Total comprehensive income attributable to Saul Centers, Inc. 35,606 51,601 51,851 Preferred stock dividends (11,194) (11,194) (11,194) Total comprehensive income available to common stockholders $ 24,412 $ 40,407 $ 40,657 The Notes to Financial Statements are an integral part of these statements. Table of Contents SAUL CENTERS, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME F-5

SAUL CENTERS, INC.
CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in thousands, except per share amounts)	Shares		Par Value								
	Preferred stock	Common stock	Preferred stock	Common stock	Additional paid-in capital	Partnership units in escrow	Distributions in excess of accumulated earnings	Accumulated other comprehensive income	Total Saul Centers, Inc.	Noncontrolling interests	Total
Balance, December 31, 2022	74,000	24,016,009	$ 185,000	$ 240	$ 446,301	$ 39,650	$ (273,559)	$ 2,852	$ 400,484	$ 121,318	$ 521,802
Issuance of common stock:											
Pursuant to dividend reinvestment plan	—	61,359	—	1	2,237	—	—	—	2,238	—	2,238
Due to director grants	—	2,400	—	—	81	—	—	—	81	—	81
Due to directors' deferred awards	—	3,119	—	—	118	—	—	—	118	—	118
Share-based compensation expense	—	—	—	—	1,222	—	—	—	1,222	—	1,222
Issuance of partnership units:									—		—
44,500 pursuant to dividend reinvestment plan	—	—	—	—	—	—	—	—	—	1,505	1,505
708,035 restricted units released from escrow pursuant to the Twinbrook Contribution Agreement	—	—	—	—	—	(39,650)	—	—	(39,650)	39,650	—
Net income	—	—	—	—	—	—	52,689	—	52,689	16,337	69,026
Change in unrealized loss on cash flow hedge	—	—	—	—	—	—	—	(838)	(838)	(382)	(1,220)
Preferred stock distributions:											
Series D	—	—	—	—	—	—	(3,445)	—	(3,445)	—	(3,445)
Series E	—	—	—	—	—	—	(4,950)	—	(4,950)	—	(4,950)
Common stock distributions	—	—	—	—	—	—	(42,553)	—	(42,553)	(16,458)	(59,011)
Distribution payable preferred stocks:											—
Distributions payable on Series D preferred stock, $38.28 per share	—	—	—	—	—	—	(1,149)	—	(1,149)	—	(1,149)
Distributions payable on Series E preferred stock, $37.50 per share	—	—	—	—	—	—	(1,650)	—	(1,650)	—	(1,650)
Distributions payable common stock ($0.59 /share) and partnership units ($0.59 / unit)	—	—	—	—	—	—	(14,208)	—	(14,208)	(5,930)	(20,138)
Balance, December 31, 2023	74,000	24,082,887	185,000	241	449,959	—	(288,825)	2,014	348,389	156,040	504,429

F-6

SAUL CENTERS, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Shares		Par Value								
(Dollars in thousands, except per share amounts)	Preferred stock	Common stock	Preferred stock	Common stock	Additional paid-in capital	Partnership units in escrow	Distributions in excess of accumulated earnings	Accumulated other comprehensive income	Total Saul Centers, Inc.	Noncontrolling interests	Total
Issuance of common stock:											
Pursuant to dividend reinvestment plan	—	65,228	—	1	2,405	—	—	—	2,406	—	2,406
Due to exercise of stock options	—	10,625	—	—	359	—	—	—	359	—	359
Due to directors' deferred awards	—	2,986	—	—	116	—	—	—	116	—	116
Due to issuance, vesting, or forfeitures of restricted stock awards	—	140,850	—	1	(1)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,248	—	—	—	1,248	—	1,248
Issuance of partnership units:											
431,495 pursuant to dividend reinvestment plan	—	—	—	—	—	—	—	—	—	16,467	16,467
Net income	—	—	—	—	—	—	50,649	—	50,649	17,054	67,703
Change in unrealized gain (loss) on cash flow hedge	—	—	—	—	—	—	—	952	952	399	1,351
Preferred stock distributions:											
Series D	—	—	—	—	—	—	(3,445)	—	(3,445)	—	(3,445)
Series E	—	—	—	—	—	—	(4,950)	—	(4,950)	—	(4,950)
Common stock distributions	—	—	—	—	—	—	(42,686)	—	(42,686)	(18,406)	(61,092)
Distributions payable on Series D preferred stock, $38.28 per share	—	—	—	—	—	—	(1,149)	—	(1,149)	—	(1,149)
Distributions payable on Series E preferred stock, $37.50 per share	—	—	—	—	—	—	(1,650)	—	(1,650)	—	(1,650)
Distributions payable common stock ($0.59/share) and partnership units ($0.59/unit)	—	—	—	—	—	—	(14,485)	—	(14,485)	(6,184)	(20,669)
Balance, December 31, 2024	74,000	24,302,576	185,000	243	454,086	—	(306,541)	2,966	335,754	165,370	501,124

F-7

SAUL CENTERS, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Shares		Par Value								
(Dollars in thousands, except per share amounts)	Preferred stock	Common stock	Preferred stock	Common stock	Additional paid-in capital	Partnership units in escrow	Distributions in excess of accumulated earnings	Accumulated other comprehensive income	Total Saul Centers, Inc.	Noncontrolling interests	Total
Issuance of common stock:											
Pursuant to dividend reinvestment plan	—	104,544	—	—	3,221	—	—	—	3,221	—	3,221
Due to directors' deferred compensation	—	4,486	—	—	156	—	—	—	156	—	156
Due to issuance, vesting, or forfeitures of restricted stock awards	—	142,103	—	2	(1)	—	—	—	1	—	1
Share-based compensation expense	—	—	—	—	1,827	—	—	—	1,827	—	1,827
Shares redeemed to satisfy withholdings on vested share-based compensation	—	(2,541)	—	—	(67)	—	—	—	(67)	—	(67)
Issuance of partnership units:											
603,868 pursuant to dividend reinvestment plan	—	—	—	—	—	—	—	—	—	18,689	18,689
Net income	—	—	—	—	—	—	37,511	—	37,511	11,708	49,219
Change in unrealized loss on cash flow hedge	—	—	—	—	—	—	—	(1,905)	(1,905)	(838)	(2,743)
Preferred stock distributions:											
Series D	—	—	—	—	—	—	(3,445)	—	(3,445)	—	(3,445)
Series E	—	—	—	—	—	—	(4,950)	—	(4,950)	—	(4,950)
Common stock distributions	—	—	—	—	—	—	(42,675)	—	(42,675)	(18,952)	(61,627)
Distribution payable preferred stocks:											
Distributions payable on Series D preferred stock, $38.28 per share	—	—	—	—	—	—	(1,149)	—	(1,149)	—	(1,149)
Distributions payable on Series E preferred stock, $37.50 per share	—	—	—	—	—	—	(1,650)	—	(1,650)	—	(1,650)
Distributions payable common stock ($0.59/share) and partnership units ($0.59/unit)	—	—	—	—	—	—	(14,809)	—	(14,809)	(6,540)	(21,349)
Balance, December 31, 2025	74,000	24,551,168	$ 185,000	$ 245	$ 459,222	$ —	$ (337,708)	$ 1,061	$ 307,820	$ 169,437	$ 477,257

The Notes to Financial Statements are an integral part of these statements.

F-8

SAUL CENTERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For The Year Ended December 31, 2025	2024	2023
Cash flows from operating activities:			
Net income	$ 49,219	$ 67,703	$ 69,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Gains on dispositions of properties	(120)	(181)	—
Depreciation and amortization of deferred leasing costs	58,784	50,502	48,430
Amortization of deferred debt costs	2,961	2,353	2,250
Non-cash compensation costs of stock and option grants	1,983	1,723	1,421
Credit losses on operating lease receivables, net	1,722	859	534
(Increase) decrease in accounts receivable and accrued income	(11,572)	4,224	(243)
Additions to deferred leasing costs	(3,936)	(6,295)	(5,607)
Decrease in other assets	474	742	453
Increase (decrease) in accounts payable, accrued expenses and other liabilities	474	(691)	1,884
Increase (decrease) in deferred income	(193)	285	(421)
Net cash provided by operating activities	99,796	121,224	117,727
Cash flows from investing activities:			
Acquisition of real estate investments	(31)	—	—
Additions to real estate investments	(43,087)	(37,229)	(26,196)
Additions to development and redevelopment projects	(52,816)	(151,684)	(177,485)
Proceeds from dispositions of properties	120	181	—
Net cash used in investing activities	(95,814)	(188,732)	(203,681)
Cash flows from financing activities:			
Proceeds from mortgage notes payable	61,000	220,000	15,300
Repayments on mortgage notes payable	(45,665)	(105,593)	(42,332)
Proceeds from term loan facility	40,000	—	—
Proceeds from revolving credit facility	119,500	123,000	160,000
Repayments on revolving credit facility	(157,500)	(212,000)	(48,000)
Proceeds from construction loans payable	55,794	120,997	82,635
Additions to deferred debt costs	(7,036)	(3,453)	(404)
Proceeds from the issuance of:			
Common stock	3,155	2,406	2,238
Partnership units	18,689	16,467	1,505
Distributions to:			
Series D preferred stockholders	(4,594)	(4,594)	(4,594)
Series E preferred stockholders	(6,600)	(6,600)	(6,600)
Common stockholders	(57,147)	(56,894)	(56,722)
Noncontrolling interests	(25,136)	(24,336)	(21,944)
Net cash provided by (used in) financing activities	(5,540)	69,400	81,082
Net increase (decrease) in cash and cash equivalents	(1,558)	1,892	(4,872)
Cash and cash equivalents, beginning of year	10,299	8,407	13,279
Cash and cash equivalents, end of year	$ 8,741	$ 10,299	$ 8,407
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 67,920	$ 51,647	$ 46,083
Accrued capital expenditures included in accounts payable, accrued expenses, and other liabilities	$ 10,978	$ 20,997	$ 31,166

The Notes to Financial Statements are an integral part of these statements.

F-9

F-10 1. Organization, Basis of Presentation Saul Centers, Inc. (“Saul Centers”) was incorporated under the Maryland General Corporation Law on June 10, 1993, and operates as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company is required to annually distribute at least 90% of its REIT taxable income (excluding net capital gains) to its stockholders and meet certain organizational and other requirements. Saul Centers has made and intends to continue to make regular quarterly distributions to its stockholders. Saul Centers, together with its wholly owned subsidiaries and the limited partnerships of which Saul Centers or one of its subsidiaries is the sole general partner, are referred to collectively as the “Company.” B. Francis Saul II serves as Chairman of the Board of Directors and Chief Executive Officer of Saul Centers. Saul Centers was formed to continue and expand the shopping center business previously owned and conducted by the B. F. Saul Real Estate Investment Trust (the “Saul Trust”), the B. F. Saul Company and certain other affiliated entities, each of which is controlled by B. Francis Saul II and his family members (collectively, the “Saul Organization”). On August 26, 1993, members of the Saul Organization transferred to Saul Holdings Limited Partnership, a newly formed Maryland limited partnership (the “Operating Partnership”), and two newly formed subsidiary limited partnerships (the “Subsidiary Partnerships,” and collectively with the Operating Partnership, the “Partnerships”), Shopping Centers and Mixed-Used Properties, and the management functions related to the transferred properties. Since its formation, the Company has developed and purchased additional properties. The Company, which conducts all of its activities through its subsidiaries, the Operating Partnership and Subsidiary Partnerships, engages in the ownership, operation, management, leasing, acquisition, renovation, expansion, development and financing of community and neighborhood shopping centers and mixed-used properties, primarily in the Washington, DC/ Baltimore metropolitan area. As of December 31, 2025, the Company’s properties (the “Current Portfolio Properties”) consisted of 50 shopping center properties (the “Shopping Centers”), nine mixed-use properties, which are comprised of office, retail and multi-family residential uses (the “Mixed-Use Properties”) and three (non-operating) land and development properties. Because the properties are located primarily in the Washington, DC/Baltimore metropolitan area, a disproportionate economic downturn in the local economy would have a greater negative impact on our overall financial performance than on the overall financial performance of a company with a portfolio that is more geographically diverse. A majority of the Shopping Centers are anchored by one or more major tenants. As of December 31, 2025, 34 of the Shopping Centers were anchored by a grocery store and offer primarily day-to-day necessities and services. One retail tenant, Giant Food (4.5%), a tenant at 11 Shopping Centers, individually accounted for 2.5% or more of the Company’s total revenue for the year ended December 31, 2025. The accompanying consolidated financial statements of the Company include the accounts of Saul Centers and its subsidiaries, including the Operating Partnership and Subsidiary Partnerships, which are majority owned by Saul Centers. Substantially all assets and liabilities of the Company as of December 31, 2025 and December 31, 2024, are comprised of the assets and liabilities of the Operating Partnership. The debt arrangements which are subject to recourse are described in Note 5. All significant intercompany balances and transactions have been eliminated in consolidation. The Operating Partnership is a variable interest entity (“VIE”) of the Company because the limited partners do not have substantive kick-out or participating rights. The Company is the primary beneficiary of the Operating Partnership because it has the power to direct the activities of the Operating Partnership and the rights to absorb 68.6% of the net income of the Operating Partnership. Because the Operating Partnership is consolidated into the financial statements of the Company, the identification of it as a VIE has no impact on the consolidated financial statements of the Company. 2. Summary of Significant Accounting Policies Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates and assumptions relate to impairment of real estate properties and collectability of operating lease receivables. Actual results could differ from those estimates. Table of Contents Notes to Consolidated Financial Statements F-10

F-11 Real Estate Investment Properties Real estate investment properties are stated at historic cost less depreciation. Although the Company intends to own its real estate investment properties over a long term, from time to time it will evaluate its market position, market conditions, and other factors and may elect to sell properties that do not conform to the Company’s investment profile. Management believes that the Company’s real estate assets have generally appreciated in value since their acquisition or development and, accordingly, the aggregate current value exceeds their aggregate net book value and also exceeds the value of the Company’s liabilities as reported in the financial statements. Because the financial statements are prepared in conformity with GAAP, they do not report the current value of the Company’s real estate investment properties. If there is an event or change in circumstance that indicates a potential impairment in the value of a real estate investment property, the Company prepares an analysis to determine whether the carrying amount of the real estate investment property exceeds its estimated fair value. The Company considers both quantitative and qualitative factors including recurring operating losses, significant decreases in occupancy, and significant adverse changes in legal factors and business climate. If impairment indicators are present, the Company compares the projected cash flows of the property over its remaining useful life, on an undiscounted basis, to the carrying amount of that property. The Company assesses its undiscounted projected cash flows based upon estimated capitalization rates, historic operating results and market conditions that may affect the property. If the carrying amount is greater than the undiscounted projected cash flows, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its then estimated fair value. The fair value of any property is sensitive to the actual results of any of the aforementioned estimated factors, either individually or taken as a whole. Should the actual results differ from management’s projections, the valuation could be negatively or positively affected. The Company did not recognize an impairment loss on any of its real estate in 2025, 2024, or 2023. Depreciation is calculated using the straight-line method and estimated useful lives of generally between 35 and 50 years for base buildings, or a shorter period if management determines that the building has a shorter useful life, and up to 20 years for certain other improvements that extend the useful lives. Leasehold improvements expenditures are capitalized when certain criteria are met, including when the Company supervises construction and will own the improvements. Tenant improvements are amortized, over the shorter of the lives of the related leases or the useful life of the improvement, using the straight-line method. Depreciation expense, which is included in Depreciation and amortization of deferred leasing costs in the Consolidated Statements of Operations, for the years ended December 31, 2025, 2024, and 2023, was $54.8 million, $46.4 million, and $44.2 million, respectively. Repairs and maintenance expense totaled $23.3 million, $18.8 million, and $15.5 million for 2025, 2024, and 2023, respectively, and is included in property operating expenses in the accompanying consolidated financial statements. Assets Held for Sale The Company considers properties to be assets held for sale when all of the following criteria are met: • management commits to a plan to sell a property; • it is unlikely that the disposal plan will be significantly modified or discontinued; • the property is available for immediate sale in its present condition; • actions required to complete the sale of the property have been initiated; • sale of the property is probable and the Company expects the completed sale will occur within one year; and • the property is actively being marketed for sale at a price that is reasonable given its current market value. The Company must determine when it is probable that a sale will be consummated, which generally occurs when an executed sales contract has no contingencies and the prospective buyer has significant funds at risk to ensure performance. Upon designation as an asset held for sale, the Company records the carrying amount of each property at the lower of its carrying amount or its estimated fair value, less estimated costs to sell, and ceases depreciation. As of December 31, 2025 and 2024, the Company had no assets designated as held for sale. Revenue Recognition We lease Shopping Centers and Mixed-Use Properties to lessees in exchange for monthly payments that cover rent, and where applicable, reimbursement for property taxes, insurance, and certain property operating expenses. Our leases were determined to be operating leases and generally range in term from one to 15 years. Table of Contents Notes to Consolidated Financial Statements F-11

F-12 Some of our leases have termination options and/or extension options. Termination options allow the lessee to terminate the lease prior to the end of the lease term, provided certain conditions are met. Termination options generally require advance notification from the lessee and payment of a termination fee. Termination fees are recognized as revenue over the modified lease term. Extension options are subject to terms and conditions stated in the lease. Rental and interest income are accrued as earned. Recognition of rental income commences when control of the space has been given to the tenant. When rental payments due under leases vary from a straight-line basis because of free rent periods or stepped increases, income is recognized on a straight-line basis. Expense recoveries represent a portion of property operating expenses billed to the tenants, including common area maintenance, real estate taxes and other recoverable costs. Upon adoption of Accounting Standards Update (“ASU”) 2016-02, we made a policy election not to separate lease and nonlease components and have accounted for each lease component and the related nonlease components together as a single component. Expense recoveries are recognized in the period in which the expenses are incurred. Rental income based on a tenant’s revenue (“percentage rent”) is accrued when a tenant reports sales that exceed a specified breakpoint, pursuant to the terms of their respective leases. Accounts Receivable, Accrued Income, and Allowance for Doubtful Accounts Accounts receivable are primarily comprised of rental and reimbursement billings due from tenants, and straight-line rent receivables representing the cumulative amount of adjustments necessary to present rental income on a straight-line basis. Individual leases are assessed for collectability and, upon the determination that the collection of rents is not probable, accrued rent and accounts receivable are charged off, and the charge off is reflected as an adjustment to rental revenue. Revenue from leases where collection is not probable is recorded on a cash basis until collectability is determined to be probable. We also assess whether operating lease receivables, at the portfolio level, are appropriately valued based upon an analysis of balances outstanding, effects of tenant bankruptcies, historical levels of bad debt and current economic trends. Evaluating and estimating uncollectable lease payments and related receivables requires a significant amount of judgment by management and is based on the best information available to management at the time of evaluation. Deferred Leasing Costs Deferred leasing costs primarily consist of initial direct costs incurred in connection with successful property leasing and amounts attributed to in place leases associated with acquired properties. Such amounts are capitalized and amortized, using the straight-line method, over the term of the lease or the remaining term of an acquired lease. Initial direct costs primarily consist of leasing commissions, costs paid to external third-party brokers, and internal lease commissions that are incremental to obtaining a lease and would not have been incurred if the lease had not been obtained. Unamortized deferred costs are charged to expense if the applicable lease is terminated prior to expiration of the initial lease term. Collectively, deferred leasing costs totaled $25.8 million and $25.9 million, net of accumulated amortization of approximately $57.5 million and $56.1 million, as of December 31, 2025 and 2024, respectively. Amortization expense, which is included in Depreciation and amortization of deferred leasing costs in the Consolidated Statements of Operations, totaled approximately $4.0 million, $4.1 million, and $4.2 million, for the years ended December 31, 2025, 2024, and 2023, respectively. Amortization of tenant lease incentives, included as a reduction of rental revenue in the Consolidated Statements of Operations, totaled $0.5 million, $0.4 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. Cash and Cash Equivalents Cash and cash equivalents include short-term investments. Short-term investments include money market accounts and other investments that generally mature within three months, measured from the acquisition date, and/or are readily convertible to cash. Substantially all of the Company’s cash balances at December 31, 2025 are held in accounts at various banks. From time to time the Company may maintain deposits with financial institutions in amounts in excess of federally insured limits. The Company has not experienced any losses on such deposits and believes it is not exposed to any significant credit risk on those deposits. Deferred Income Deferred income consists of payments received from tenants prior to the period they are earned and recognized by the Company as revenue, including tenant prepayment of rent for future periods, expense recoveries related to real estate taxes when the taxing jurisdiction has a fiscal year differing from the calendar year reimbursements specified in the lease agreement and tenant construction work provided by the Company. In addition, deferred income includes unamortized balances that represent the fair value of certain below market leases determined as of the date of acquisition. Table of Contents Notes to Consolidated Financial Statements F-12

F-13 Derivative Financial Instruments The Company may, when appropriate, employ derivative instruments, such as interest-rate swaps, to mitigate the risk of interest rate fluctuations. The Company does not enter into derivative or other financial instruments for trading or speculative purposes. Derivative financial instruments are carried at fair value as either assets or liabilities on the consolidated balance sheets. For those derivative instruments that qualify, the Company may designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge. Derivative instruments that are designated as a hedge are evaluated to ensure they continue to qualify for hedge accounting. The effective portion of any gain or loss on the hedge instruments is reported as a component of accumulated other comprehensive income (loss) and recognized in earnings within the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the change in fair value of a derivative instrument is immediately recognized in earnings. For derivative instruments that do not meet the criteria for hedge accounting, or that qualify and are not designated, changes in fair value are immediately recognized in earnings. Income Taxes The Company made an election to be treated, and intends to continue operating so as to qualify, as a REIT under the Code, commencing with its taxable year ended December 31, 1993. A REIT generally will not be subject to federal income taxation, provided that distributions to its stockholders equal or exceed its REIT taxable income and complies with certain other requirements. Therefore, no provision has been made for federal income taxes in the accompanying consolidated financial statements. As of December 31, 2025, the Company had no material unrecognized tax benefits and there exist no potentially significant unrecognized tax benefits which are reasonably expected to occur within the next twelve months. The Company recognizes penalties and interest accrued related to unrecognized tax benefits, if any, as general and administrative expense. No penalties and interest have been accrued in years 2025, 2024, and 2023. The tax basis of the Company’s real estate investments was approximately $2.05 billion and $1.85 billion as of December 31, 2025 and 2024, respectively. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2022. Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, which are generally covered by insurance. Upon determination that a loss is probable to occur and can be reasonably estimated, the estimated amount of the loss is recorded in the financial statements. Recently Issued Accounting Standards In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures” (“ASU 2023-07”). ASU 2023-07 enhances disclosures of significant segment expenses and other segment items regularly provided to the chief operating decision maker, extends certain annual disclosures to interim periods and permits more than one measure of segment profit (loss) to be reported under certain conditions. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption to all periods presented is required. The adoption of ASU 2023-07 had no impact on our financial position or results of operations and the enhanced disclosures are included in note 15. In November 2024, the FASB issued ASU 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (subtopic 220-40): Disaggregation of Income Statement Expenses," as amended by ASU 2025-01, ("ASU 2024-03"). ASU 2024-03 requires public business entities to provide additional disclosures that disaggregate certain income statement expense captions into specified categories. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is evaluating the impact that ASU 2024-03 will have on its financial position or results of operations and disclosures. Table of Contents Notes to Consolidated Financial Statements F-13

Notes to Consolidated Financial Statements

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270) Narrow-Scope Improvements" ("ASU 2025-11"), which requires entities that present interim financial statements to follow clarified guidance on the form, content, and required disclosures of those interim financial statements, including disclosure of events since the end of the last annual reporting period that have a material impact on the entity. The amendments in ASU 2025-11 will be effective for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the impact of the new requirements.

Reclassifications

Certain reclassifications have been made to prior years to conform to the presentation used for the year ended December 31, 2025.

3. Real Estate

Construction in Progress

Construction in progress includes land, preconstruction and development costs of active projects. Preconstruction costs include legal, zoning and permitting costs and other project carrying costs incurred prior to the commencement of construction. Development costs include direct construction costs and indirect costs incurred subsequent to the start of construction such as architectural, engineering, construction management and carrying costs consisting of interest, real estate taxes and insurance.

The following table shows the components of construction in progress.

(In thousands)	December 31, 2025	December 31, 2024
Twinbrook Quarter - Other (1)	$ 86,516	$ 84,662
Ashland Square Phase II (2)	12,620	—
Hampden House (3)	776	217,537
Twinbrook Quarter Phase I - Retail/Residential (4)	658	9,664
Other	9,380	14,330
Total	$ 109,950	$ 326,193

(1) Other includes infrastructure and site work necessary to support current and future development phases, and includes capitalized interest of $5.6 million and $5.4 million, as of December 31, 2025 and December 31, 2024, respectively.
(2) Includes capitalized interest of $0.3 million as of December 31, 2025.
(3) Includes capitalized interest of $0.1 million and $20.8 million, as of December 31, 2025 and December 31, 2024, respectively.
(4) Includes capitalized interest of $48,000 and $0.6 million, as of December 31, 2025 and December 31, 2024, respectively.

During the year ended December 31, 2025, including capitalized interest, $258.1 million relating to Hampden House, $13.9 million relating to Twinbrook Quarter Phase I - Retail/Residential and $1.1 million relating to Twinbrook Quarter - Other were placed in service.

During the year ended December 31, 2024, including capitalized interest, $299.5 million relating to Twinbrook Quarter Phase I - Retail/Residential and $46.0 million relating to Twinbrook Quarter - Other were placed in service.

Allocation of Purchase Price of Real Estate Acquired

The Company allocates the purchase price of real estate investment properties to various components, such as land, buildings and intangibles related to in-place leases and customer relationships, based on their relative fair values.

F-14

Notes to Consolidated Financial Statements

The gross carrying amount of lease acquisition costs included in deferred leasing costs as of December 31, 2025 and 2024 was $9.0 million and $9.4 million, respectively, and accumulated amortization was $8.2 million and $8.4 million, respectively. Amortization expense totaled, $0.1 million, $0.2 million and $0.3 million, for the years ended December 31, 2025, 2024, and 2023, respectively. The gross carrying amount of below market lease intangible liabilities included in deferred income as of December 31, 2025 and 2024 was $14.7 million and $21.8 million, respectively, and accumulated amortization was $11.4 million and $18.0 million, respectively. Accretion income totaled $0.6 million, $0.9 million, and $1.3 million, for the years ended December 31, 2025, 2024, and 2023, respectively. The gross carrying amount of above market lease intangible assets included in accounts receivable as of December 31, 2025 and 2024 was $0.6 million and $0.6 million, respectively, and accumulated amortization was $293,500 and $260,600, respectively. Amortization expense totaled $32,900, $32,900 and $32,900, for the years ended December 31, 2025, 2024, and 2023, respectively. The remaining weighted-average amortization period as of December 31, 2025 is 8.37 years, 9.42 years, and 6.41 years for lease acquisition costs, above market leases and below market leases, respectively.

As of December 31, 2025, scheduled amortization of intangible assets and deferred income related to in place leases is as follows:

(In thousands)	Lease acquisition costs	Above market leases	Below market leases
2026	$ 126	$ 33	$ 507
2027	119	33	507
2028	117	33	507
2029	103	33	225
2030	93	33	176
Thereafter	279	145	1,328
Total	$ 837	$ 310	$ 3,250

4. Noncontrolling Interests - Holders of Convertible Limited Partnership Units in the Operating Partnership

Saul Centers is the sole general partner of the Operating Partnership, owning a 68.6% common interest as of December 31, 2025. Noncontrolling interest in the Operating Partnership is comprised of limited partnership units owned by the Saul Organization and a third-party. Noncontrolling interest reflected on the accompanying consolidated balance sheets is increased for earnings allocated to limited partnership interests and distributions reinvested in additional units, and is decreased for limited partner distributions. Noncontrolling interest reflected on the consolidated statements of operations represents earnings allocated to limited partnership interests.

The Saul Organization holds a 30.1% limited partnership interest in the Operating Partnership represented by 10,615,771 limited partnership units, as of December 31, 2025. The units are convertible into shares of Saul Centers' common stock, at the option of the unit holder, on a one-for-one basis provided that, in accordance with the Saul Centers, Inc. Articles of Incorporation, the rights may not be exercised at any time that the Saul Organization beneficially owns, directly or indirectly, in the aggregate more than 39.9% of the value of the outstanding common stock and preferred stock of Saul Centers (the "Equity Securities"). As of December 31, 2025, approximately 1,349,000 units were eligible for conversion.

As of December 31, 2025, a third-party investor holds a 1.3% limited partnership interest in the Operating Partnership represented by 469,740 convertible limited partnership units. At the option of the unit holder, these units are convertible into shares of Saul Centers' common stock on a one-for-one basis; provided that, in lieu of the delivery of Saul Centers' common stock, Saul Centers may, in its sole discretion, deliver cash in an amount equal to the value of such Saul Centers' common stock.

The impact of the Saul Organization's 30.1% and the third party's 1.3% limited partnership interest in the Operating Partnership is reflected as Noncontrolling Interests in the accompanying consolidated financial statements. Weighted average fully diluted partnership units and common stock outstanding for the years ended December 31, 2025, 2024, and 2023, were 35.0 million, 34.5 million, and 34.1 million, respectively.

The Company previously issued 708,035 limited partnership units related to the contribution of Twinbrook Quarter that were held in escrow and released on October 18, 2023.

F-15

Notes to Consolidated Financial Statements

5. Notes Payable, Bank Credit Facility, Interest and Amortization of Deferred Debt Costs

The principal amount of outstanding debt totaled $1.63 billion at December 31, 2025, of which $1.44 billion was fixed rate debt and $189.0 million was variable rate debt outstanding under the Credit Facility.

The principal amount of the Company's outstanding debt totaled $1.55 billion at December 31, 2024, of which $1.37 billion was fixed rate debt and $187.0 million was variable rate debt outstanding under the Existing Credit Facility.

On July 30, 2025, the Company refinanced its existing $525.0 million (the "Existing Credit Facility") comprised of a $425.0 million revolving credit facility (the "Existing Revolving Credit Facility") and a $100.0 million term loan (the "Existing Term Loan"). The Company's new $600.0 million credit facility (the "New Credit Facility") is comprised of a $460.0 million revolving credit facility (the "New Revolving Credit Facility") and a $140.0 million term loan (the " New Term Loan"). Except as set forth in the summary below, the terms of the New Credit Facility are substantially the same as the terms of the Existing Credit Facility.

(Dollars in thousands)	New Credit Facility			Existing Credit Facility		
	New Term Loan	New Revolving Credit Facility	Total	Existing Term Loan	Existing Revolving Credit Facility	Total
Facility Size	$ 140,000	$ 460,000	$ 600,000	$ 100,000	$ 425,000	$ 525,000
Maturity	July 28, 2028	July 30, 2029		February 26, 2027	August 29, 2025	
Extension	Two for one year each	One for one year		None	One for one year	
Interest Rate	SOFR	SOFR		SOFR+0.10%	SOFR+0.10%	
Spread	1.30% to 1.90%	1.35% to 1.95%		1.30% to 1.90%	1.35% to 1.95%	
Issue Letters of Credit			Yes			Yes
Guarantee	Saul Centers and certain subsidiaries of the Operating Partnership			Saul Centers and certain subsidiaries of the Operating Partnership		

On December 31, 2025, based on the value of the Company's unencumbered properties calculated in accordance with the terms of the New Credit Facility, approximately $96.2 million was available under the New Credit Facility, $289.0 million was outstanding and approximately $185,000 was committed for letters of credit. As of December 31, 2025, the applicable spread for borrowings was 140 basis points related to the New Revolving Credit Facility and 135 basis points related to the New Term Loan.

On December 31, 2024, based on the value of the Company's unencumbered properties calculated in accordance with the terms of the Existing Credit Facility, approximately $134.5 million was available and undrawn under the Existing Credit Facility, $287.0 million was outstanding and approximately $185,000 was committed for letters of credit. As of December 31, 2024, the applicable spread for borrowings was 140 basis points related to the Existing Revolving Credit Facility and 135 basis points related to the Existing Term Loan.

On August 23, 2022, the Company entered into two floating-to-fixed interest rate swap agreements to manage the interest rate risk associated with $100.0 million of its variable-rate debt. Each swap agreement became effective October 3, 2022 and each has a $50.0 million notional amount. One agreement terminates on October 1, 2027 and effectively fixes SOFR at 2.96%. The other agreement terminates on October 1, 2030 and effectively fixes SOFR at 2.91%. Because the interest-rate swaps effectively fix SOFR for $100.0 million of variable-rate debt, unless otherwise indicated, $100.0 million of variable-rate debt is treated as fixed-rate debt for disclosure purposes. The Company has designated the agreements as cash flow hedges for accounting purposes.

As of December 31, 2025 and 2024, the fair value of the interest-rate swaps totaled approximately $1.4 million and $4.1 million, respectively, and is included in Other assets in the Consolidated Balance Sheets. The increase in value from inception of the swaps is reflected in Other Comprehensive Income in the Consolidated Statements of Comprehensive Income.

F-16

F-17 On December 17, 2025, the Company closed on a 15-year, non-recourse, $46.0 million mortgage secured by Lansdowne Town Center. The loan matures in 2041, bears interest at a fixed-rate of 5.74%, requires monthly principal and interest payments of $289,100 based on a 25-year amortization schedule and requires a final payment of $26.6 million at maturity. Proceeds were used to reduce the outstanding balance of the New Credit Facility. On December 15, 2025, the Company closed on a 14-year, non-recourse, $15.0 million mortgage secured by Ravenwood. The loan matures in 2040, bears interest at a fixed-rate of 5.58%, requires monthly principal and interest payments of $92,800 based on a 25-year amortization schedule and requires a final payment of $9.2 million at maturity. Proceeds were used to repay the remaining balance of approximately $10.0 million on the existing mortgage and reduce the outstanding balance of the New Credit Facility. On December 18, 2024, the Company closed on a 15-year, non-recourse, $50.0 million mortgage secured by Ashburn Village Shopping Center. The loan matures in 2040, bears interest at a fixed-rate of 5.47%, requires monthly principal and interest payments of $306,100 based on a 25-year amortization schedule and requires a final principal payment of $28.4 million at maturity. Proceeds were used to repay the remaining balance of approximately $20.5 million on the existing mortgage and reduce the outstanding balance of the Company’s Existing Credit Facility. On September 24, 2024, the Company closed on a 15-year, $70.0 million mortgage secured by Thruway Shopping Center. The loan matures in 2039, bears interest at a fixed-rate of 6.41%, requires monthly principal and interest payments of $468,700 based on a 25-year amortization schedule and requires a final principal payment of $41.7 million at maturity. Proceeds were used to reduce the outstanding balance of the Company’s Existing Credit Facility. On May 28, 2024, the Company closed on a 13.4-year, non-recourse, $100.0 million mortgage secured by Avenel Business Park, Leesburg Pike Plaza, and White Oak Shopping Center. The loan matures in 2037, bears interest at a fixed-rate of 6.38%, requires monthly principal and interest payments of $686,300 based on a 23.4-year amortization schedule and requires a final principal payment of $61.5 million at maturity. Proceeds were used to repay the remaining balance of approximately $51.2 million on the existing mortgages secured by the properties and reduce the outstanding balance of the Company’s Existing Credit Facility. The loan is cross-collateralized and coterminous with the mortgage secured by Beacon Center and Seven Corners Center. On March 8, 2023, the Company closed on a 10-year, non-recourse, $15.3 million mortgage secured by BJ’s Wholesale Club in Alexandria, Virginia. The loan matures in 2033, bears interest at a fixed-rate of 6.07%, requires monthly principal and interest payments of $99,200 based on a 25-year amortization schedule and requires a final principal payment of $11.7 million at maturity. Proceeds were used to repay the remaining balance of approximately $9.3 million on the existing mortgage and reduce the outstanding balance of the Company’s Existing Credit Facility. On February 23, 2022, the Company closed on a $133.0 million construction-to-permanent loan, the proceeds of which are being used to partially fund Hampden House. The loan matures in 2040, bears interest at a fixed rate of 3.90%, and requires interest only payments, which will be funded by the loan, until conversion to permanent. The conversion is expected in 2026, and thereafter, monthly principal and interest payments based on a 25-year amortization schedule will be required. As of December 31, 2025, the balance of the loan was $115.4 million, net of unamortized deferred debt costs. On November 19, 2021, the Company closed on a $145.0 million construction-to-permanent loan, the proceeds of which are being used to partially fund Twinbrook Quarter Phase I. The loan matures in 2041, bears interest at a fixed rate of 3.83%, and requires interest only payments, which will be funded by the loan, until conversion to permanent. The conversion is expected in the fourth quarter of 2026 and, thereafter, monthly principal and interest payments based on a 25-year amortization schedule will be required. As of December 31, 2025, the balance of the loan was $139.3 million, net of unamortized deferred debt costs. Saul Centers and certain consolidated subsidiaries of the Operating Partnership have guaranteed the payment obligations of the Operating Partnership under the New Credit Facility. The Operating Partnership is the guarantor of a portion of the Thruway mortgage (totaling $17.5 million of the $68.6 million outstanding balance at December 31, 2025). The Company provides a repayment guaranty of 100% of the loan secured by Twinbrook Quarter during construction and lease-up. Such guaranty is expected to be reduced in the future as the development achieves certain metrics. As of December 31, 2025, the loan balance and the amount guaranteed were $141.6 million. The Company also provides the lender with a 100% construction completion guaranty. Table of Contents Notes to Consolidated Financial Statements F-17

Notes to Consolidated Financial Statements

The Company provides a limited repayment guaranty of $26.6 million during construction and lease-up for the loan secured by Hampden House. Such guaranty is expected to be reduced in the future as the development achieves certain metrics. As of December 31, 2025, the loan balance was $117.9 million. The Company also provides the lender with a 100% construction completion guaranty.

All other notes payable are non-recourse.

The carrying amount of the properties collateralizing the mortgage notes payable totaled $1.6 billion and $1.6 billion, as of December 31, 2025 and 2024, respectively. The Company's New Credit Facility requires the Company and its subsidiaries to maintain certain financial covenants, which are summarized below. The Company was in compliance as of December 31, 2025.

- limit the amount of debt as a percentage of gross asset value, as defined in the loan agreement, to less than 60% (leverage ratio);
- limit the amount of debt so that interest coverage will exceed 2.0x on a trailing four-quarter basis (interest expense coverage); and
- limit the amount of debt so that interest, scheduled principal amortization and preferred dividend coverage exceeds 1.4x on a trailing four-quarter basis (fixed charge coverage).

Mortgage notes payable totaling $2.0 million at each of December 31, 2025 and 2024, are guaranteed by a member of the Saul Organization.

As of December 31, 2025, the scheduled maturities of all debt including scheduled principal amortization for years ended December 31 are as follows:

(In thousands)	Balloon Payments		Scheduled Principal Amortization	Total
2026	$ 134,088		$ 24,202	$ 158,290
2027	—		35,654	35,654
2028	157,811	(1)	36,809	194,620
2029	174,514	(2)	37,496	212,010
2030	23,781		37,002	60,783
Thereafter	667,177		297,284	964,461
Principal amount	$ 1,157,371		$ 468,447	1,625,818
Unamortized deferred debt costs				24,016
Net				$ 1,601,802

(1) Includes $140.0 million outstanding under the New Term Loan.
(2) Includes $149.0 million outstanding under the New Revolving Credit Facility

Deferred Debt Costs

Deferred debt costs consist of fees and costs incurred to obtain long-term financing, construction financing and the New Credit Facility. These fees and costs are being amortized on a straight-line basis over the terms of the respective loans or agreements, which approximates the effective interest method. Deferred debt costs totaled $24.0 million and $20.1 million, net of accumulated amortization of $9.9 million and $11.2 million at December 31, 2025 and 2024, respectively, and are reflected as a reduction of the related debt in the Consolidated Balance Sheets.

F-18

Notes to Consolidated Financial Statements

The components of interest expense are set forth below.

	Year ended December 31,		
(In thousands)	2025	2024	2023
Interest incurred	$ 77,001	$ 74,359	$ 66,717
Amortization of deferred debt costs	2,961	2,353	2,250
Capitalized interest	(9,255)	(22,857)	(19,519)
Interest expense	70,707	53,855	49,448
Less: Interest income	(159)	(159)	(295)
Interest expense, net and amortization of deferred debt costs	$ 70,548	$ 53,696	$ 49,153

Deferred debt costs capitalized during the years ended December 31, 2025, 2024 and 2023 totaled $7.0 million, $3.5 million and $0.4 million, respectively.

6. Lease Agreements

Lease income includes primarily base rent arising from noncancelable leases. Base rent (including straight-line rent) for the years ended December 31, 2025, 2024, and 2023, amounted to $237.4 million, $216.6 million, and $208.3 million, respectively. Future contractual payments under noncancelable leases for years ending December 31 (which exclude the effect of straight-line rents), are as follows:

(In thousands)	
2026	$ 185,032
2027	177,721
2028	156,307
2029	129,645
2030	107,236
Thereafter	387,733
	$ 1,143,674

The majority of the leases provide for rental increases based on fixed annual increases or increases in the Consumer Price Index and expense recoveries based on increases in operating expenses. The expense recoveries generally are payable in equal installments throughout the year based on estimates, with adjustments made in the succeeding year. Expense recoveries for the years ended December 31, 2025, 2024, and 2023, amounted to $44.3 million, $40.8 million and $37.1 million, respectively. In addition, certain retail leases provide for percentage rent based on sales in excess of the minimum specified in the tenant's lease. Percentage rent amounted to $1.8 million, $1.9 million, and $1.8 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

7. Long-term Lease Obligations

Flagship Center consists of two developed outparcels that are part of a larger adjacent community shopping center formerly owned by the Saul Organization and sold to an affiliate of a tenant in 1991. The Company has a 90-year ground leasehold interest, which commenced in September 1991, with a minimum rent of one dollar per year. Countryside Marketplace was acquired in February 2004. Because of certain land use considerations, approximately 3.4% of the underlying land is held under a 99-year ground lease. The lease requires the Company to pay minimum rent of one dollar per year as well as its pro-rata share of the real estate taxes.

The Company's corporate headquarters space is leased by a member of the Saul Organization. The lease commenced in March 2002 and expires in February 2027. The Company and the Saul Organization entered into a Shared Services Agreement whereby each party pays an allocation of total rental payments based on a percentage proportionate to the number of employees employed by each party. The Company's rent expense for the years ended December 31, 2025, 2024, and 2023 was $876,600, $847,600, and $871,300, respectively. Expenses arising from the lease are included in general and administrative expense (see Note 9 – Related Party Transactions).

F-19

Notes to Consolidated Financial Statements

On February 28, 2022, the lease was extended for an additional period of 60 months. In conjunction with the lease extension, a right of use asset and corresponding lease liability was recognized of $3.8 million and $3.8 million, respectively. The right of use asset and corresponding lease liability totaled $0.9 million and $1.0 million, respectively, at December 31, 2025.

8. Equity and Noncontrolling Interests

The Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 reflect noncontrolling interests of $11.7 million, $17.1 million, and $16.3 million, respectively, representing income attributable to limited partnership units not held by Saul Centers.

At December 31, 2025 and 2024, the Company had outstanding 3.0 million depositary shares, each representing 1/100th of a share of 6.125% Series D Cumulative Redeemable Preferred Stock (the "Series D Stock"). The depositary shares are redeemable at the Company's option, in whole or in part, at the $25.00 liquidation preference, plus accrued but unpaid dividends to but not including the redemption date. The depositary shares pay an annual dividend of $1.53125 per share, equivalent to 6.125% of the $25.00 liquidation preference. The Series D Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of the Company except in connection with certain changes in control or delisting events. Investors in the depositary shares generally have no voting rights, but will have limited voting rights if the Company fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

At December 31, 2025 and 2024, the Company had outstanding 4.4 million depositary shares, each representing 1/100th of a share of 6.00% Series E Cumulative Redeemable Preferred Stock (the "Series E Stock"). The depositary shares are redeemable at the Company's option, in whole or in part, at the $25.00 liquidation preference, plus accrued but unpaid dividends to but not including the redemption date. The depositary shares pay an annual dividend of $1.50 per share, equivalent to 6.00% of the $25.00 liquidation preference. The Series E Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of the Company except in connection with certain changes in control or delisting events. Investors in the depositary shares generally have no voting rights, but will have limited voting rights if the Company fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Per Share Data

Per share data for net income (basic and diluted) is computed using weighted average shares of common stock. Convertible limited partnership units and employee stock options are the Company's potentially dilutive securities. For all periods presented, the convertible limited partnership units are non-dilutive. The following table sets forth, for the indicated periods, weighted averages of the number of common shares outstanding, basic and diluted, the effect of dilutive options and the number of options that are not dilutive because the average price of the Company's common stock was less than the exercise prices. The treasury stock method was used to measure the effect of the dilution.

	December 31,		
(Shares in thousands)	2025	2024	2023
Weighted average common shares outstanding - Basic	24,218	24,124	24,051
Weighted average effect of dilutive options	1	7	2
Weighted average effect of dilutive unvested restricted stock awards	19	11	—
Weighted average common stock outstanding - Diluted	24,238	24,142	24,053
Average share price	$ 33.47	$ 38.51	$ 37.47
Non-dilutive options as of period end	1,088	998	1,602
Years non-dilutive options were issued as of period end	2016 through 2023	2015 through 2022	2014 through 2022

F-20

F-21 9. Related Party Transactions The Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Executive Vice President- Chief Legal and Administrative Officer and the Executive Vice President-Chief Accounting Officer and Treasurer of the Company are also officers of various members of the Saul Organization and their management time is shared with the Saul Organization. Their annual compensation is fixed by the Compensation Committee of the Board of Directors, with the exception of the Executive Vice President-Chief Accounting Officer and Treasurer whose share of annual compensation allocated to the Company is determined by the shared services agreement (described below). The Company participates in a multiemployer 401K plan with entities in the Saul Organization which covers those full- time employees who meet the requirements as specified in the plan. Company contributions, which are included in general and administrative expense or property operating expenses in the consolidated statements of operations, at the discretionary amount of up to 6% of the employee’s cash compensation, subject to certain limits, were $433,600, $431,500, and $425,300, for 2025, 2024, and 2023, respectively. All amounts deferred by employees and contributed by the Company are fully vested. The Company also participates in a multiemployer nonqualified deferred compensation plan with entities in the Saul Organization which covers those full-time employees who meet the requirements as specified in the plan. According to the plan, which can be modified or discontinued at any time, participating employees defer 2% of their compensation in excess of a specified amount and the Company matches those deferrals up to three times the amount deferred by employees. The Company’s expense, included in general and administrative expense, totaled $374,100, $324,100, and $390,400, for the years ended December 31, 2025, 2024, and 2023, respectively. All amounts deferred by employees and the Company are fully vested. The cumulative unfunded liability under this plan was $2.9 million and $2.5 million, at December 31, 2025 and 2024, respectively, and is included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. The Company has entered into a shared services agreement (the “Agreement”) with the Saul Organization that provides for the sharing of certain personnel and ancillary functions such as information technology, payroll services, human resources and benefits administration, accounting services, and in-house legal services. The method for determining the cost of the shared services is provided for in the Agreement and is based upon head count, estimates of usage or estimates of time incurred, as applicable. Senior management has determined that the final allocations of shared costs are reasonable. The terms of the Agreement and the payments made thereunder are reviewed annually by the Audit Committee of the Board of Directors, which consists entirely of independent directors. Net billings by the Saul Organization for the Company’s share of these ancillary costs and expenses for the years ended December 31, 2025, 2024, and 2023, which included rental expense for the Company’s headquarters lease (see Note 7. Long Term Lease Obligations), totaled $12.0 million, $11.4 million, and $10.6 million, respectively. The amounts are expensed when incurred and are primarily reported as general and administrative expenses or capitalized to specific development projects in these consolidated financial statements. As of December 31, 2025 and 2024, accounts payable, accrued expenses and other liabilities included $1.3 million and $1.2 million, respectively, representing billings due to the Saul Organization for the Company’s share of these ancillary costs and expenses. The B. F. Saul Insurance Agency of Maryland, Inc., a subsidiary of the B. F. Saul Company and a member of the Saul Organization, is a general insurance agency that receives commissions and counter-signature fees in connection with the Company’s insurance program. Such commissions and fees amounted to approximately $573,300, $449,300, and $562,800, for the years ended December 31, 2025, 2024, and 2023, respectively. 10. Stock-based Employee Compensation, Stock Option Plans, and Deferred Compensation Plan for Directors In 2004, the Company established a stock incentive plan (the “Options Plan”), as amended. Under the Options Plan, options were granted at an exercise price not less than the market value of the common stock on the date of grant and expire ten years from the date of grant. Officer options vest ratably over four years following the grant and are charged to expense using the straight-line method over the vesting period. Director options vest immediately and are charged to expense as of the date of grant. The Options Plan was replaced with the Incentive Plan (discussed below) during May 2024. Table of Contents Notes to Consolidated Financial Statements F-21

F-22 The Company uses the fair value method to value and account for employee stock options. The fair value of options granted is determined at the time of each award using the Black-Scholes model, a widely used method for valuing stock-based employee compensation, and the following assumptions: (1) Expected Volatility determined using the most recent trading history of the Company’s common stock (month-end closing prices) corresponding to the average expected term of the options; (2) Average Expected Term of the options is based on prior exercise history, scheduled vesting and the expiration date; (3) Expected Dividend Yield determined by management after considering the Company’s current and historic dividend yield rates, the Company’s yield in relation to other retail REITs and the Company’s market yield at the grant date; and (4) a Risk- free Interest Rate based upon the market yields of U.S. Treasury obligations with maturities corresponding to the average expected term of the options at the grant date. The Company amortizes the value of options granted ratably over the vesting period and includes the amounts as compensation expense in general and administrative expenses. Effective May 12, 2023, the Compensation Committee granted options to purchase 253,500 shares (31,509 incentive stock options and 221,991 nonqualified stock options) to 18 Company officers and 12 Company Directors (the “2023 Options”), which expire on May 11, 2033. The officers’ 2023 Options vest 25% per year over four years and are subject to early expiration upon termination of employment. The directors’ 2023 Options were immediately exercisable. The exercise price of $33.79 per share was the closing market price of the Company’s common stock on the date of award. Using the Black-Scholes model, the Company determined the total fair value of the 2023 Options to be $1.4 million, of which $1.2 million and $195,900 were assigned to the officer options and director options, respectively. Because the directors’ options vested immediately, the entire $195,900 was charged to expense as of the date of grant. The expense for the officers’ options is being recognized as compensation expense monthly during the four years the options vest. The following table summarizes the assumptions used in the valuation of the 2023 option grants. During the years ended December 31, 2025, 2024, and 2023 stock option expense totaling $0.5 million, $0.7 million, and $1.0 million, respectively, was included in general and administrative expense in the Consolidated Statements of Operations. As of December 31, 2025, the estimated future expense related to unvested stock options was $0.4 million. Directors Officers Grant date May 12, 2023 May 12, 2023 Exercise price $33.79 $33.79 Fair value per option $6.53 $6.06 Volatility 0.319 0.288 Expected life (years) 5.0 7.0 Assumed yield 4.94% 4.96 % Risk-free rate 3.45% 3.45 % Table of Contents Notes to Consolidated Financial Statements F-22

Notes to Consolidated Financial Statements

The table below summarizes the option activity for the years 2025, 2024, and 2023:

	2025		2024		2023	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,183,000	$ 48.55	1,820,000	$ 49.41	1,768,375	$ 51.28
Granted	—	—	—	—	253,500	33.79
Exercised	—	—	(10,625)	33.79	—	—
Expired/Forfeited	(87,500)	51.07	(626,375)	51.29	(201,875)	46.20
Outstanding December 31	1,095,500	48.35	1,183,000	48.55	1,820,000	49.41
Exercisable at December 31	966,375	49.56	943,250	50.64	1,370,125	52.02

The intrinsic value of stock options outstanding or exercisable measures the price difference between the options' exercise price and the closing share price quoted by the New York Stock Exchange as of the date of measurement. There were no options exercised in 2025 and 2023. There were 10,625 options exercised in 2024. The intrinsic value of options exercised in 2024 was $58,200. The intrinsic value of options outstanding and exercisable at year end 2025 were both zero. The intrinsic value of options outstanding and exercisable at year end 2024 was $0.9 million and $0.3 million, respectively. At December 31, 2025, the final trading day of calendar 2025, the closing price of $31.53 per share was used for the calculation of aggregate intrinsic value of options outstanding and exercisable at that date. The weighted average remaining contractual life of the Company's exercisable and outstanding options at December 31, 2025 are 4.0 and 4.3 years, respectively.

On May 17, 2024, following shareholder approval, the Company established the Saul Centers, Inc. 2024 Stock Incentive Plan (the "Incentive Plan"), under which various equity incentives may be granted. Grants are split between time-vested and performance-based depending on to whom they are granted. Grants of time-vested restricted stock awards to officers will vest on an annual basis over five years. The performance-based restricted stock awards granted to officers will vest on the fifth anniversary of the award's grant date. The performance measurement for the performance-based awards is the Company's annual actual funds from operations compared to the annual funds from operations target established by the Board. Performance-based awards are earned on a sliding scale from 50% to 150% of the number of shares granted as the Company's actual funds from operations scales from 90% to 110% of the Board's established target, with a minimum result of 90% of the target required for the award to vest. Grants of time-vested restricted stock awards to non-employee directors vest on an annual basis over three years.

The Company uses the fair value method to value and account for restricted stock awards. The fair value of granted restricted stock is determined at the time of the grant using a discounted cash flow analysis, and the following assumptions: (1) Expected Dividend Yield determined by management after considering the Company's current and historic dividend yield, the Company's yield in relation to other retail REITs and the Company's market yield at the grant date; (2) the closing price of the Company's common stock on the date of the grant; (3) estimated forfeitures; and (4) a present value discount rate equal to the Expected Dividend Yield. The Company amortizes the value of granted restricted stock ratably over the vesting period and includes the amounts as compensation expense in general and administrative expenses. For accounting purposes, (a) time-vested restricted stock awards are granted on the date the Board authorizes the grant and (b) performance-based restricted stock awards are granted on the date the Board establishes the performance target.

Dividends on restricted stock awards will accrue commencing on the grant date and will be paid when the underlying shares vest. Restricted stock awards are measured at fair value, adjusted for estimated forfeitures and estimated or actual results of the Company compared to the Board-established targets. The cost of restricted stock compensation is charged to expense ratably from the grant date through the vesting date and will be adjusted periodically for changes in forfeiture estimates and, for performance-based awards, estimated or actual results of the Company compared to the Board-established targets.

F-23

F-24 The following table summarizes the 2025 restricted stock awards: Directors Officers Grant date May 9, 2025 May 9, 2025 December 4, 2025 Target shares of restricted stock 16,000 71,400 11,900 Change in awards based on performance — 5,950 — Closing price per share $ 33.03 $ 33.03 $ 29.92 Grant-date fair value per share 30.38 30.37 26.35 The following table summarizes the 2024 restricted stock awards: Directors Officers Grant date May 20, 2024 May 17, 2024 December 5, 2024 December 4, 2025 Target shares of restricted stock 18,000 70,200 11,700 11,700 Change in awards based on performance — 5,850 5,850 — Closing price per share $ 37.52 $ 38.10 $ 40.35 $ 29.92 Grant-date fair value per share 34.63 35.27 36.13 26.82 During the years ended December 31, 2025 and 2024, restricted stock compensation expense totaled $1.3 million and $0.5 million, respectively, which was included in general and administrative expense in the Consolidated Statement of Operations. As of December 31, 2025, the estimated future expense related to unvested restricted stock awards that are granted for accounting purposes was approximately $5.5 million. The table below summarizes the restricted stock activity for the year ended December 31, 2025: Number of Shares Weighted Average Grant - Date Fair Value Per Share Outstanding at January 1 105,750 $ 35.20 Granted 111,000 29.57 Vested (17,036) 35.07 Change in awards based on performance 11,800 33.23 Forfeited (5,333) 33.04 Outstanding at December 31 206,181 32.12 Authorized future grants 59,100 The total vesting date fair value of restricted stock that vested during year ended December 31, 2025 was $0.6 million. During the years ended December 31, 2025 and 2024, the Company recognized approximately $1.8 million and $1.2 million, respectively, of stock-based compensation expense, inclusive of both stock options and restricted stock. As of December 31, 2025, estimated future stock-based compensation expense related to unvested awards that are granted for accounting purposes under both plans is approximately $5.9 million. On a weighted-average basis, this expense is expected to be recognized over the next 3.5 years. Pursuant to the Incentive Plan, the Compensation Committee established a Deferred Compensation Plan for Directors for the benefit of the Company’s directors and their beneficiaries, which replaced a previous Deferred Compensation and Stock Plan for Directors. Annually, directors are given the ability to make an election to defer all or part of their fees and have the option to have their fees paid in cash, in shares of common stock or in a combination of cash and shares of common stock upon separation from the Board of Directors. If a director elects to their have fees paid in stock, fees earned during a calendar quarter are aggregated and divided by the closing market price of the Company’s common stock on the last trading day of the current quarter to determine the number of shares to be credited to the director. During the twelve months ended December 31, 2025, 13,661 shares were credited to director's deferred fee accounts and 39,086 shares were issued. As of December 31, 2025, the director's deferred fee accounts total 100,492 shares. Table of Contents Notes to Consolidated Financial Statements F-24

F-25 The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers, and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company (the “Insider Trading Policy”). 11. Fair Value of Financial Instruments The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and floating rate debt are reasonable estimates of their fair value. The aggregate fair value of the notes payable with fixed-rate payment terms was determined using Level 2 data in a discounted cash flow approach, which is based upon management’s estimate of borrowing rates and loan terms currently available to the Company for fixed rate financing, would be approximately $1.24 billion and $1.10 billion as of December 31, 2025 and 2024, respectively, compared to the principal balances of $1.44 billion and $1.37 billion at December 31, 2025 and 2024, respectively. A change in any of the significant inputs may lead to a change in the Company’s fair value measurement of its debt. 12. Derivatives and Hedging Activities The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2025 and 2024, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that approximately $0.4 million will be reclassified from other comprehensive income and reflected as a decrease to interest expense. The Company carries its interest-rate swaps at fair value. The Company has determined the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy with the exception of the impact of counter-party risk, which was determined using Level 3 inputs and is not significant. Derivative instruments are classified within Level 2 of the fair value hierarchy because their values are determined using third-party pricing models that contain inputs that are derived from observable market data. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measure of volatility, and correlations of such inputs. The table below details the fair value and location of the interest rate swaps as of December 31, 2025 and 2024. Fair Values of Derivative Instruments December 31, (In thousands) 2025 2024 Derivative Instrument Balance Sheet Location Fair Value Balance Sheet Location Fair Value Interest rate swaps Other Assets $ 1,350 Other Assets $ 4,093 The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2025, 2024, and 2023. All gains and losses reclassified from Other Comprehensive Income (“OCI”) into income were recognized within interest expense, net and amortization of deferred debt costs for the periods presented. Table of Contents Notes to Consolidated Financial Statements F-25

F-26 The Effect of Hedge Accounting on OCI December 31, (In thousands) 2025 2024 2023 Amount of gain (loss) recognized in OCI $ (1,414) $ 3,618 $ 900 Amount of gain reclassified from OCI into income $ (1,329) $ (2,267) $ (2,120) 13. Commitments and Contingencies Neither the Company nor the Current Portfolio Properties are subject to any material litigation, nor, to management’s knowledge, is any material litigation currently threatened against the Company, other than routine litigation and administrative proceedings arising in the ordinary course of business. Management believes that these items, individually or in the aggregate, will not have a material adverse impact on the Company or the Current Portfolio Properties. 14. Distributions In December 1995, the Company established a Dividend Reinvestment and Stock Purchase Plan (the “Plan”), to allow its stockholders and holders of limited partnership interests an opportunity to buy additional shares of common stock by reinvesting all or a portion of their dividends or distributions. The Plan provides for investing in newly issued shares of common stock at a 3% discount from market price without payment of any brokerage commissions, service charges or other expenses. All expenses of the Plan are paid by the Company. The Operating Partnership also maintains a similar dividend reinvestment plan that mirrors the Plan, which allows holders of limited partnership interests the opportunity to buy either additional limited partnership units or common stock shares of the Company. The Company paid common stock distributions of $2.36 per share in 2025, $2.36 per share in 2024, and $2.36 per share in 2023, Series D preferred stock dividends of $1.53, $1.53 and $1.53, respectively, per depositary share in 2025, 2024, and 2023, and Series E preferred stock dividends of $1.50, $1.50, and $1.50, respectively, per depositary share in 2025, 2024, and 2023. Of the common stock dividends paid, $0.62 per share, $1.69 per share, and $1.75 per share, represented ordinary dividend income in 2025, 2024, and 2023, respectively, and $1.74 per share, $0.67 per share, and $0.61 per share represented return of capital to the shareholders in 2025, 2024, and 2023, respectively. All of the preferred dividends paid represented ordinary dividend income. Table of Contents Notes to Consolidated Financial Statements F-26

Notes to Consolidated Financial Statements

The following summarizes distributions paid during the years ended December 31, 2025, 2024, and 2023, and includes activity in the Plan as well as limited partnership units issued from the reinvestment of unit distributions:

	Total Distributions to			Dividend Reinvestments			
(Dollars in thousands, except per share amounts)	Preferred Stockholders	Common Stockholders	Limited Partnership Unitholders	Common Stock Shares Issued	Discounted Share Price	Limited Partnership Units Issued	Average Unit Price
Distributions during 2025							
4th Quarter	$ 2,798	$ 14,273	$ 6,424	48,102	$ 28.78	197,908	$ 28.89
3rd Quarter	2,799	14,344	6,317	20,499	31.31	180,934	31.43
2nd Quarter	2,798	14,263	6,211	19,040	31.36	179,700	31.47
1st Quarter	2,799	14,267	6,184	16,904	35.47	45,326	35.94
Total 2025	$ 11,194	$ 57,147	$ 25,136	104,545		603,868	
Distributions during 2024							
4th Quarter	$ 2,798	$ 14,252	$ 6,160	16,143	$ 38.39	41,248	$ 38.90
3rd Quarter	2,799	14,215	6,136	15,992	38.96	40,039	39.49
2nd Quarter	2,798	14,221	6,110	17,086	35.11	43,696	35.59
1st Quarter	2,799	14,206	5,930	16,007	37.71	306,512	38.30
Total 2024	$ 11,194	$ 56,894	$ 24,336	65,228		431,495	
Distributions during 2023							
4th Quarter	$ 2,798	$ 14,195	$ 5,486	17,854	$ 33.35	44,500	$ 33.83
3rd Quarter	2,799	14,192	5,486	14,689	37.75	—	—
2nd Quarter	2,798	14,164	5,486	15,587	34.92	—	—
1st Quarter	2,799	14,171	5,486	13,229	41.06	—	—
Total 2023	$ 11,194	$ 56,722	$ 21,944	61,359		44,500	

In December 2025, the Board of Directors of the Company authorized a distribution of $0.59 per common share payable in January 2026 to holders of record on January 15, 2026. As a result, $13.0 million was paid to common shareholders on January 30, 2026. Also, $6.5 million was paid to limited partnership unit holders on January 30, 2026 ($0.59 per Operating Partnership unit). The Board of Directors authorized preferred stock dividends of (a) $0.3750 per Series E depositary share and (b) $0.3828 per Series D depositary share to holders of record on January 2, 2026. As a result, $2.8 million was paid to preferred shareholders on January 15, 2026. These amounts are reflected as a reduction of stockholders' equity in the case of common stock and preferred stock dividends and noncontrolling interests deductions in the case of limited partner distributions and are included in dividends and distributions payable in the accompanying consolidated financial statements.

15. Business Segments

The Company's operating segments conform with our method of internal reporting and the way the Chief Executive Officer, who is also the Chief Operating Decision Maker ("CODM"), evaluates financial results, allocates resources and manages the business. The Company has identified each property as an operating segment. The properties have been aggregated into two reportable business segments: Shopping Centers and Mixed-Use Properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). All properties within each segment generate similar types of revenues and expenses related to tenant rent, expense reimbursements and operating expenses. Although services are provided to a variety of tenants, the types of services provided to them are similar within each segment. The properties within each reportable segment have similar economic characteristics, and the nature of the products and services provided to our tenants and the method to distribute such services are consistent throughout each reportable segment. Certain reclassifications have been made to prior year information to conform to the 2024 presentation.

F-27

F-28 The CODM measures and evaluates the performance of our operating segments based on property net operating income (“NOI”), and considers this metric when allocating operating and capital resources to each segment. NOI includes property revenue and other revenue and deducts property operating expenses and real estate taxes. Total property revenue includes most components of rental revenue, except straight-line rent and above and below market lease amortization, plus parking revenues and lease termination fee revenue. NOI also excludes interest expense, depreciation and amortization, general and administrative expense, and gains and losses. The following tables summarize property net operating income and total assets for each of our reportable segments: As of or for the year ended December 31, 2025 Revenue: Total property revenue $ 187,615 $ 92,184 $ 279,799 Revenue adjustments (1) 10,044 Total revenue $ 289,843 Expenses: Real estate taxes (19,456) (12,990) Repairs & maintenance (15,161) (8,092) Other expenses (2) (10,883) (17,898) Property net operating income $ 142,115 $ 53,204 $ 195,319 Non-segment items: Interest expense, net and amortization of deferred debt costs (70,548) Depreciation and amortization of deferred leasing costs (58,784) General and administrative (26,932) Revenue adjustments (1) 10,044 Gain on disposition of property 120 Net income $ 49,219 Capital investment $ 27,306 $ 68,508 $ 95,814 Total assets per segment $ 902,561 $ 1,248,803 $ 2,151,364 Other assets (3) 11,314 Total assets $ 2,162,678 Shopping Mixed-Use (In thousands) Centers Properties Total Table of Contents Notes to Consolidated Financial Statements F-28

F-29 As of or for the year ended December 31, 2024 Revenue: Total property revenue $ 186,205 $ 89,621 $ 275,826 Revenue adjustments (1) (6,979) Total revenue $ 268,847 Expenses: Real estate taxes (19,469) (10,873) Repairs & maintenance (11,872) (6,899) Other expenses (2) (10,165) (12,783) Property net operating income $ 144,699 $ 59,066 $ 203,765 Non-segment items: Interest expense, net and amortization of deferred debt costs (53,696) Depreciation and amortization of deferred leasing costs (50,502) General and administrative (25,066) Revenue adjustments (1) (6,979) Gain on disposition of property 181 Net income $ 67,703 Capital investment $ 18,010 $ 170,723 $ 188,733 Total assets per segment $ 903,141 $ 1,206,655 $ 2,109,796 Other assets (3) 16,608 Total assets $ 2,126,404 As of or for the year ended December 31, 2023 Revenue: Total property revenue $ 178,547 $ 77,994 $ 256,541 Revenue adjustments (1) 666 Total revenue $ 257,207 Expenses: Real estate taxes (18,808) (10,842) Repairs & maintenance (9,320) (6,181) Other expenses (2) (10,356) (11,632) Property net operating income $ 140,063 $ 49,339 $ 189,402 Non-segment items: Interest expense, net and amortization of deferred debt costs (49,153) Depreciation and amortization of deferred leasing costs (48,430) General and administrative (23,459) Revenue adjustments (1) 666 Net income (loss) $ 69,026 Capital investment $ 16,491 $ 187,190 $ 203,681 Total assets per segment $ 918,089 $ 1,057,332 $ 1,975,421 Other assets (3) 18,716 Total assets $ 1,994,137 Shopping Mixed-Use (In thousands) Centers Properties Total (1) Revenue adjustments are straight-line base rent and above/below market lease amortization. (2) Other expenses include payroll, utilities, insurance, legal, parking, advertising, and other. (3) Other assets include cash on hand, swap assets, and an operating lease right of use asset. Table of Contents Notes to Consolidated Financial Statements F-29 As of or for the year ended December 31, 2024 Revenue: Total property revenue $ 186,205 $ 89,621 $ 275,826 Revenue adjustments (1) (6,979) Total revenue $ 268,847 Expenses: Real estate taxes (19,469) (10,873) Repairs & maintenance (11,872) (6,899) Other expenses (2) (10,165) (12,783) Property net operating income $ 144,699 $ 59,066 $ 203,765 Non-segment items: Interest expense, net and amortization of deferred debt costs (53,696) Depreciation and amortization of deferred leasing costs (50,502) General and administrative (25,066) Revenue adjustments (1) (6,979) Gain on disposition of property 181 Net income $ 67,703 Capital investment $ 18,010 $ 170,723 $ 188,733 Total assets per segment $ 903,141 $ 1,206,655 $ 2,109,796 Other assets (3) 16,608 Total assets $ 2,126,404 As of or for the year ended December 31, 2023 Revenue: Total property revenue $ 178,547 $ 77,994 $ 256,541 Revenue adjustments (1) 666 Total revenue $ 257,207 Expenses: Real estate taxes (18,808) (10,842) Repairs & maintenance (9,320) (6,181) Other expenses (2) (10,356) (11,632) Property net operating income $ 140,063 $ 49,339 $ 189,402 Non-segment items: Interest expense, net and amortization of deferred debt costs (49,153) Depreciation and amortization of deferred leasing costs (48,430) General and administrative (23,459) Revenue adjustments (1) 666 Net income (loss) $ 69,026 Capital investment $ 16,491 $ 187,190 $ 203,681 Total assets per segment $ 918,089 $ 1,057,332 $ 1,975,421 Other assets (3) 18,716 Total assets $ 1,994,137 Shopping Mixed-Use (In thousands) Centers Properties Total (1) Revenue adjustments are straight-line base rent and above/below market lease amortization. (2) Other expenses include payroll, utilities, insurance, legal, parking, advertising, and other. (3) Other assets include cash on hand, swap assets, and an operating lease right of use asset. Table of Contents Notes to Consolidated Financial Statements F-29

F-30 16. Subsequent Events The Company has reviewed all events and transactions for the period subsequent to December 31, 2025, and determined there are no subsequent events required to be disclosed. Table of Contents Notes to Consolidated Financial Statements F-30

Schedule III

SAUL CENTERS, INC.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

	Initial Basis	Costs Capitalized Subsequent to Acquisition	Basis at Close of Period: Land	Basis at Close of Period: Buildings and Improvements	Basis at Close of Period: Construction in Progress	Basis at Close of Period: Total	Accumulated Depreciation	Book Value	Related Debt [2]	Date of Construction	Date Acquired	Buildings and Improvements Depreciable Lives in Years
Shopping Centers												
Ashbrook, Ashburn, VA	$ 8,938	$ 25,504	$ 13,258	$ 21,184	$ —	$ 34,442	$ 4,317	$ 30,125	$ 18,967	2019	05/18	50
Ashburn Village, Ashburn, VA	11,431	21,284	6,764	25,923	28	32,715	18,250	14,465	49,115	1994 & 2000-6	3/94	40
Ashland Square Phase I, Manassas, VA	1,178	7,508	1,178	7,508	—	8,686	3,996	4,690	—	2007, 2013	12/04	20 & 50
Beacon Center, Alexandria, VA	24,161	18,853	22,691	20,317	6	43,014	17,652	25,362	51,231	1960 & 1974	1/72 , 11/16	40 & 50
BJ's Wholesale Club, Alexandria, VA	22,623	1	22,623	—	1	22,624	—	22,624	14,518		3/08	
Boca Valley Plaza, Boca Raton, FL	16,720	4,117	5,735	15,102	—	20,837	8,160	12,677	—		2/04	40
Boulevard, Fairfax, VA	4,883	4,746	3,687	5,942	—	9,629	4,386	5,243	8,485	1969, 1999 & 2009	4/94	40
Briggs Chaney MarketPlace, Silver Spring, MD	27,037	6,158	9,789	23,401	5	33,195	13,560	19,635	—		4/04	40
Broadlands Village, Ashburn, VA	5,316	37,086	5,300	37,102	—	42,402	18,517	23,885	26,162	2002-3, 2004 & 2006	3/02	40 & 50
Burtonsville Town Square, Burtonsville, MD	74,212	6,399	28,402	52,193	16	80,611	13,018	67,593	29,525	2010	1/17	20 & 45
Countryside, Sterling, VA	28,912	5,268	7,666	26,472	42	34,180	15,400	18,780	—		2/04	40
Cranberry Square, Westminster, MD	31,578	2,388	6,700	27,262	4	33,966	9,912	24,054	11,676		9/11	40
Cruse MarketPlace, Cumming, GA	12,226	1,235	3,901	9,560	—	13,461	5,193	8,268	—		3/04	40
Flagship Center, Rockville, MD	160	409	169	400	—	569	222	347	—	1972	1/72	
French Market, Oklahoma City, OK	5,781	19,512	1,118	24,159	16	25,293	14,768	10,525	—	1972 & 1998	3/74	50
Germantown, Germantown, MD	2,034	566	2,034	566	—	2,600	506	2,094	—	1990	08/93	40
The Glen, Lake Ridge, VA	12,918	8,834	5,300	16,452	—	21,752	12,404	9,348	18,961	1993 & 2005	6/94	40
Great Falls Center, Great Falls, VA	41,750	3,604	14,766	30,587	1	45,354	14,708	30,646	28,923		3/08	40
Hampshire Langley, Takoma, MD	3,159	3,967	1,892	5,232	2	7,126	4,230	2,896	10,160	1960	1/72	40
Hunt Club Corners / Hunt Club Pad Site, Apopka, FL	12,584	5,224	4,822	12,983	3	17,808	7,383	10,425	—		6/06, 12/12	40
Jamestown Place, Altamonte Springs, FL	14,055	3,530	4,455	13,108	22	17,585	6,730	10,855	—		11/05	40

F-31

Schedule III

SAUL CENTERS, INC.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

	Initial Basis	Costs Capitalized Subsequent to Acquisition	Basis at Close of Period: Land	Basis at Close of Period: Buildings and Improvements	Basis at Close of Period: Construction in Progress	Basis at Close of Period: Total	Accumulated Depreciation	Book Value	Related Debt [2]	Date of Construction	Date Acquired	Buildings and Improvements Depreciable Lives in Years
Kentlands Square I, Gaithersburg, MD	14,379	4,014	5,005	13,388	—	18,393	6,395	11,998	17,625	2002	9/02	40
Kentlands Square II, III, Gaithersburg, MD	76,723	5,238	23,133	57,594	1,234	81,961	22,493	59,468	26,683		9/11, 9/13	40
Kentlands Place, Gaithersburg, MD	1,425	8,329	1,425	8,318	11	9,754	5,131	4,623	5,993	2005	1/04	50
Lansdowne Town Center, Leesburg, VA	6,545	44,886	6,546	44,723	162	51,431	23,241	28,190	46,000	2006	11/02	50
Leesburg Pike, Baileys Crossroads, VA	2,418	7,080	1,132	8,315	51	9,498	6,877	2,621	25,348	1965	2/66	40
Lumberton Plaza, Lumberton, NJ	4,400	13,412	950	16,862	—	17,812	13,533	4,279	—	1975	12/75	40
Metro Pike Center, Rockville, MD	33,123	5,995	26,064	8,501	4,553	39,118	3,481	35,637	—		12/10	40
Shops at Monocacy, Frederick, MD	9,541	16,095	9,260	16,364	12	25,636	8,371	17,265	24,069	2003-4	11/03	50
Northrock, Warrenton, VA	12,686	15,527	12,686	15,521	6	28,213	7,423	20,790	11,037	2009	01/08	50
Olde Forte Village, Ft. Washington, MD	15,933	7,684	5,409	18,208	—	23,617	10,838	12,779	18,335	2003-4	07/03	40
Olney, Olney, MD	4,963	3,110	3,079	4,976	18	8,073	3,972	4,101	13,018	1972	11/75	40
Orchard Park, Dunwoody, GA	19,377	1,644	7,751	13,270	—	21,021	6,424	14,597	—		7/07	40
Palm Springs Center, Altamonte Springs, FL	18,365	2,735	5,739	15,359	2	21,100	8,251	12,849	—		3/05	40
Ravenwood, Baltimore, MD	1,245	4,850	703	5,390	2	6,095	3,897	2,198	15,000	1959 & 2006	1/72	40
11503 Rockville Pike/5541 Nicholson Lane, Rockville, MD	26,561	24	22,113	4,472	—	26,585	1,716	24,869	—		10/10, 12/12	40
1500/1580 Rockville Pike, Rockville, MD	35,609	1,070	28,323	6,402	1,954	36,679	6,167	30,512	—		12/12, 1/14	5, 10
Seabreeze Plaza, Palm Harbor, FL	24,526	4,558	8,665	20,411	8	29,084	10,156	18,928	11,367		11/05	40
Sea Colony (Market Place at), Bethany Beach, DE	2,920	490	1,147	2,263	—	3,410	996	2,414	—		3/08	40
Seven Corners, Falls Church, VA	4,848	47,092	4,929	46,952	59	51,940	37,364	14,576	81,970	1956 & 1997	07/93	40
Severna Park Marketplace, Severna Park, MD	63,254	4,661	12,700	55,030	185	67,915	19,280	48,635	21,474		9/11	40
Shops at Fairfax, Fairfax, VA	2,708	11,159	992	12,875	—	13,867	10,364	3,503	11,873	1975 & 1999	6/75	50
Smallwood Village Center, Waldorf, MD	17,819	9,202	6,402	20,501	118	27,021	13,338	13,683	—		1/06	40

F-32

Schedule III

SAUL CENTERS, INC.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

	Initial Basis	Costs Capitalized Subsequent to Acquisition	Basis at Close of Period: Land	Basis at Close of Period: Buildings and Improvements	Basis at Close of Period: Construction in Progress	Basis at Close of Period: Total	Accumulated Depreciation	Book Value	Related Debt [2]	Date of Construction	Date Acquired	Buildings and Improvements Depreciable Lives in Years
Southdale, Glen Burnie, MD	18,895	28,294	15,255	31,713	221	47,189	25,171	22,018	—	1962 & 1986	1/72 , 11/16	40
Southside Plaza, Richmond, VA	6,728	12,701	1,878	17,551	—	19,429	14,515	4,914	—	1958	1/72	40
South Dekalb Plaza, Atlanta, GA	2,474	5,673	615	7,493	39	8,147	5,711	2,436	—	1970	2/76	40
Thruway / Thruway Pad Site Winston-Salem, NC	7,848	35,716	7,692	35,872	—	43,564	23,010	20,554	68,626	1955 & 1965	5/72	40
Village Center, Centreville, VA	16,502	3,825	7,851	12,430	46	20,327	9,456	10,871	23,190	1990	08/93	40
Westview Village / Westview South, Frederick, MD	6,047	26,284	6,047	26,272	12	32,331	14,455	17,876	—	2009	11/07 , 02/15	50
White Oak, Silver Spring, MD	6,277	7,658	4,649	9,078	208	13,935	7,320	6,615	28,754	1958 & 1967	1/72	40
Other Buildings / Improvements		204	—	204	—	204	150	54	—			
Total Shopping Centers	825,795	525,403	410,390	931,761	9,047	1,351,198	522,808	828,390	718,085			

F-33

Schedule III

SAUL CENTERS, INC.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

	Initial Basis	Costs Capitalized Subsequent to Acquisition	Basis at Close of Period: Land	Basis at Close of Period: Buildings and Improvements	Basis at Close of Period: Construction in Progress	Basis at Close of Period: Total	Accumulated Depreciation	Book Value	Related Debt [2]	Date of Construction	Date Acquired	Buildings and Improvements Depreciable Lives in Years
Mixed-Use Properties												
Avenel Business Park, Gaithersburg, MD	21,459	40,496	3,756	58,198	1	61,955	45,713	16,242	42,984	1984, 1986,1990, 1998 & 2000	12/84, 8/85, 2/86, 4/98 & 10/2000	35 & 40
Clarendon Center, Arlington, VA (1)	12,753	190,622	16,287	187,064	24	203,375	70,862	132,513	71,790	2010	7/73, 1/96 & 4/02	50
Hampden House, Bethesda, MD	39,641	219,256	38,674	219,448	775	258,897	1,577	257,320	117,871		10/18, 12/18	50
Park Van Ness, Washington, DC	2,242	92,934	2,242	92,735	199	95,176	24,715	70,461	56,701	2016	7/73, 2/11	50
Twinbrook Quarter Phase I, Rockville, MD	60,260	299,815	61,622	297,796	657	360,075	11,034	349,041	141,554	2024	4/14, 12/14, 03/21	50
The Waycroft, Arlington, VA	52,067	228,911	53,618	227,360	—	280,978	37,904	243,074	141,353	2020	8/14, 12/14, 9/15, 8/16	50
601 Pennsylvania Ave., Washington, DC	5,479	80,196	5,667	80,008	—	85,675	60,761	24,914	—	1986	07/73	35
Washington Square, Alexandria, VA	2,034	66,319	544	67,765	44	68,353	36,661	31,692	46,480	1952 & 2000	07/73	50
Total Mixed-Use Properties	195,935	1,218,549	182,410	1,230,374	1,700	1,414,484	289,227	1,125,257	618,733			
Development Land												
Ashland Square Phase II, Manassas, VA	4,812	7,808	—	—	12,620	12,620	—	12,620	—		12/04	
Ashland Square Phase III, Manassas, VA	480	44	480	—	44	524	—	524	—		12/04	
New Market, New Market, MD	2,088	169	2,234	—	23	2,257	—	2,257	—		9/05	
Twinbrook Quarter - Future Phases, Rockville, MD	59,503	27,013	—	—	86,516	86,516	—	86,516	—		4/14, 12/14, 03/21	
Total Development Land	66,883	35,034	2,714	—	99,203	101,917	—	101,917	—			
Total	$ 1,088,613	$ 1,778,986	$ 595,514	$ 2,162,135	$ 109,950	$ 2,867,599	$ 812,035	$ 2,055,564	$ 1,336,818			

(1) Includes the North and South Blocks and Residential
(2) Amounts do not include deferred debt and therefore will not match the Consolidated Balance Sheet

F-34

F-35 Depreciation and amortization related to the real estate investments reflected in the statements of operations is calculated over the estimated useful lives of the assets as follows: Base building Generally 35 - 50 years or a shorter period if management determines that the building has a shorter useful life. Building components Up to 20 years Tenant improvements The shorter of the term of the lease or the useful life of the improvements The aggregate remaining net basis of the real estate investments for federal income tax purposes was approximately $2.05 billion at December 31, 2025. Depreciation and amortization are provided on the declining balance and straight-line methods over the estimated useful lives of the assets. The changes in total real estate investments and related accumulated depreciation for each of the years in the three year period ended December 31, 2025 are summarized as follows: (In thousands) 2025 2024 2023 Total real estate investments: Balance, beginning of year $ 2,792,147 $ 2,621,105 $ 2,408,136 Acquisitions — — — Improvements 86,097 179,283 216,154 Retirements (10,645) (8,241) (3,185) Transfers to assets held for sale — — — Balance, end of year $ 2,867,599 $ 2,792,147 $ 2,621,105 Total accumulated depreciation: Balance, beginning of year $ 767,842 $ 729,470 $ 688,475 Depreciation expense 54,787 46,386 44,163 Retirements (10,594) (8,014) (3,168) Transfers to assets held for sale — — — Balance, end of year $ 812,035 $ 767,842 $ 729,470 Table of Contents Schedule III SAUL CENTERS, INC. Real Estate and Accumulated Depreciation December 31, 2025 F-35

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BOARD OF DIRECTORS AND EXECUTIVE OFFICERS SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM DIRECTORS B. Francis Saul II Chairman and Chief Executive Officer Philip D. Caraci Vice Chairman Patricia Saul Lotuff Vice Chairman George P. Clancy, Jr. Executive Vice President, Retired Chevy Chase Bank Willoughby B. Laycock Senior Vice President, Residential Design and Market Research LaSalle D. Leffall III Founder and Managing Member, LDL Financial LLC D. Todd Pearson President and Chief Operating Officer H. Gregory Platts Senior Vice President and Treasurer, Retired National Geographic Society Earl A. Powell III Director, Retired National Gallery of Art Andrew M. Saul II Chief Executive Officer Genovation Cars Mark Sullivan III Financial and Legal Consultant EXECUTIVE OFFICERS B. Francis Saul II Chairman and Chief Executive Officer D. Todd Pearson President and Chief Operating Officer Joel A. Friedman Executive Vice President, Chief Accounting Officer and Treasurer Bettina T. Guevara Executive Vice President, Chief Legal and Administrative Officer John F. Collich Senior Vice President, Chief Acquisitions and Development Officer Tricia Culpepper Senior Vice President, Property Management Zachary M. Friedlis Senior Vice President, Director of Retail Leasing Judith K. Garland Senior Vice President, Office Lori S. Godby Senior Vice President, Residential Donald A. Hachey Senior Vice President, Chief Construction Officer Carlos L. Heard Senior Vice President, Chief Financial Officer Amitha Prabhu Senior Vice President, Chief Audit Executive

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM CORPORATE DATA COUNSEL Goodwin Procter LLP Washington, DC INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Deloitte & Touche LLP McLean, Virginia WEBSITE www.saulcenters.com EXCHANGE LISTING New York Stock Exchange (NYSE) Symbol: Common Stock: BFS Preferred Stock: BFS.PrD Preferred Stock: BFS.PrE TRANSFER AGENT Continental Stock Transfer and Trust Company 1 State Street 30th Floor New York, NY 10004-1561 INVESTOR RELATIONS A copy of the Saul Centers, Inc. Annual Report to the Securities and Exchange Commission on Form 10-K, which includes as exhibits the Chief Executive Officer and Chief Financial Officer Certifications required by Section 302 of the Sarbanes-Oxley Act, may be printed from the Company’s web site or obtained at no cost to stockholders by writing to the address below or calling (301) 986- 6016. In 2025, the Company filed with the NYSE the Certification of its Chief Executive Officer confirming that he was not aware of any violation by the Company of the NYSE’s corporate governance listing standards. HEADQUARTERS 7501 Wisconsin Ave. Suite 1500E Bethesda, MD 20814-6522 Phone: (301) 986-6200 The Annual Meeting of Stockholders will be held at 11:00 a.m., local time, on May 8, 2026, at the Company’s headquarters at 7501 Wisconsin Avenue, Bethesda, MD, 20814.

SAUL CENTERS, INC. ANNUAL REPORT 2025 SAULCENTERS.COM 42

7501 Wisconsin Avenue, Suite 1500E Bethesda, MD 20814-6522 Phone: (301) 986-6200 Website: www.saulcenters.com